China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)

File No.: 82-3654
Our ref.: LSD/COL

COPY

3rd June, 2003

The Office of International Corporate [redacted]
Securities and Exchang[redacted]
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

03029073

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

SUPPL

SEC MAIL PROCESSING
RECEIVED
AUG 05 2003

Dear Sirs

CHINA ONLINE (BERMUDA) LIMITED (the "Company")
INFORMATION FURNISHED PURSUANT TO RULE 12G3-2(B)
UNDER THE SECURITIES EXCHANGE ACT

We would like to submit the following documents issued by the Company pursuant to Rule 12g3-2(b) under the Securities Exchange Act: -

1. The joint announcement issued by the Company and Sincere Way Limited ("Sincere") dated 7th March, 2003, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times, both on 10th March, 2003;

2. A circular dated 27th March, 2003 in connection with discloseable transaction;

3. A circular dated 27th March, 2003 issued by the Company and Sincere;

4. The joint announcement issued by the Company and Sincere dated 27th March, 2003, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times, both on 28th March, 2003;

5. An Announcement in connection with announcement of results for the year ended 31st December, 2002 dated 9th April, 2003, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times, both on 10th April, 2003;

6. An announcement in connection with expiry of subscription rights attaching to the 2003 warrants dated 23rd April, 2003, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times, both on 28th April, 2003;

7. 10 copies of 2002 Annual Report;

8. A circular dated 30th April, 2003 in connection with general mandates to repurchase securities and issue shares;

dlw 8/7

中國網絡(百慕達)有限公司
香港灣仔駱克道333號中國網絡中心47字樓

9. A circular dated 30th April, 2003 in connection with expiry of subscription rights attaching to the 2003 warrants;

10. The joint announcement issued by the Company and Sincere dated 6th May, 2003, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times, both on 7th May, 2003; and

11. An announcement in connection with proposed capital reorganization dated 29th May, 2003, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times, both on 30th May, 2003;

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Yours faithfully
For and on behalf of
China Online (Bermuda) Limited

Fung Ching Man, Ada
Company Secretary

Enc.

Receipt Acknowledged By:

Date:

China Online (Bermuda) Limited
(Incorporated in Bermuda with limited liability)

File No.: 82-3654
Our ref.: LSD/COL

3rd June, 2003

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Dear Sirs

CHINA ONLINE (BERMUDA) LIMITED (the "Company")
INFORMATION FURNISHED PURSUANT TO RULE 12G3-2(B)
UNDER THE SECURITIES EXCHANGE ACT

We would like to submit the following documents issued by the Company pursuant to Rule 12g3-2(b) under the Securities Exchange Act: -

1. The joint announcement issued by the Company and Sincere Way Limited ("Sincere") dated 7th March, 2003, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times, both on 10th March, 2003;

2. A circular dated 27th March, 2003 in connection with discloseable transaction;

3. A circular dated 27th March, 2003 issued by the Company and Sincere;

4. The joint announcement issued by the Company and Sincere dated 27th March, 2003, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times, both on 28th March, 2003;

5. An Announcement in connection with announcement of results for the year ended 31st December, 2002 dated 9th April, 2003, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times, both on 10th April, 2003;

6. An announcement in connection with expiry of subscription rights attaching to the 2003 warrants dated 23rd April, 2003, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times, both on 28th April, 2003;

7. 10 copies of 2002 Annual Report;

8. A circular dated 30th April, 2003 in connection with general mandates to repurchase securities and issue shares;

中國網絡(百慕達)有限公司

9. A circular dated 30th April, 2003 in connection with expiry of subscription rights attaching to the 2003 warrants;

10. The joint announcement issued by the Company and Sincere dated 6th May, 2003, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times, both on 7th May, 2003; and

11. An announcement in connection with proposed capital reorganization dated 29th May, 2003, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times, both on 30th May, 2003;

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Yours faithfully
For and on behalf of
China Online (Bermuda) Limited

Fung Ching Man, Ada
Company Secretary

Enc.

China Online (Bermuda) Limited
(incorporated in Bermuda with limited liability)

Sincere Way Limited
(incorporated in the British Virgin Islands with limited liability)

VOLUNTARY CONDITIONAL OFFER BY SUN HUNG KAI INTERNATIONAL LIMITED ON BEHALF OF SINCERE WAY LIMITED FOR ALL THE ISSUED SHARES OF FORTUNA INTERNATIONAL HOLDINGS LIMITED OTHER THAN THOSE HELD BY SINCERE WAY LIMITED AND PARTIES ACTING IN CONCERT WITH IT AND DISCLOSEABLE TRANSACTION OF CHINA ONLINE (BERMUDA) LIMITED

China Online and the Offeror announce that on 3rd March, 2003 the Offeror informed the Board of its intention to make a voluntary conditional cash offer, to acquire all the shares in the issued share capital of the Company other than those held by the Offeror and parties acting in concert with it at an Offer Price of HK$0.02 per Share.

The Offer Price of HK$0.02 per Share represents a premium of approximately 81.8% to the closing price of HK$0.011 per Share quoted on the Stock Exchange on 3rd March, 2003, being the last trading day before suspension in trading of the Shares on the Stock Exchange. The Offer Price also represents approximately 96.1% premium to the 10-day average closing price of HK$0.0102 per Share ended on 3rd March, 2003.

The Offer Price of HK$0.02 per Share values the entire issued share capital of the Company at approximately HK$79.87 million.

The Offeror and parties acting in concert with it, together have a beneficial interest in 62,268,000 Shares in the Company, representing approximately 1.56% of its issued share capital. The Offer is conditional, among other things, upon valid acceptances being received in respect of the Shares which together with the Shares held or acquired or agreed to be acquired by the Offeror and parties acting in concert with it before or during the Offer, will result in the Offeror and parties acting in concert with it holding more than 50% of the voting rights of the Company.

The Offer constitutes a discloseable transaction for China Online under the Listing Rules. China Online will dispatch a circular containing details of the Offer to its shareholders as soon as practicable to provide them with information relating to the Offer.

The securities of China Online were suspended from trading on the Stock Exchange at 9:30 a.m. on 4th March, 2003 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the securities of China Online from 9:30 a.m. on 10th March, 2003.

Warning: The Offer is subject to a number of conditions. It may or may not become unconditional. Shareholders and investors should exercise caution in dealing in the Shares.

Terms of the Offer

On behalf of the Offeror, SHKIL will make a voluntary conditional offer for all the Shares on the following basis:

For each Share . . . . HK$0.02 in cash

The Shares will be acquired by the Offeror fully paid and free from all liens, charges, pledges, options, encumbrances and any other third party rights or interests of any nature whatsoever and together with all rights, benefits, and entitlements attaching and accruing thereto as of 3rd March, 2003 and thereafter including the right to receive all dividends, rights and distributions declared, paid or made on or after 3rd March, 2003 (including any dividend which may be declared, paid or made by the Company in respect of the financial year ended 31st December, 2002).

The Offer

The Shares have been consistently trading at a discount to the net asset value (approximately HK$0.05 per Share as at 30th June, 2002, based on the Interim Report) of the Group. The Offer Price of HK$0.02 per Share represents a premium of approximately 81.8% to the closing price of HK$0.011 per Share quoted on the Stock Exchange on 3rd March, 2003, being the last trading day before suspension in trading of the Shares on the Stock Exchange. The Offer Price also represents approximately 96.1% premium to the 10-day average closing price of HK$0.0102 per Share ended on 3rd March, 2003.

Assuming there are 3,993,409,113 Shares in issue (as set out in the Interim Report), based on HK$0.02 per Share, the Offer values the entire issued share capital of the Company at approximately HK$79.87 million.

Other information

Based on the Interim Report, which is the latest public information available, there are no outstanding convertible securities, options or warrants issued by the Company. In the event that any convertible securities, options or warrants carrying rights in the share capital of the Company are later found to be in issue and/or outstanding, comparable offers will be made for them in compliance with the Takeovers Code.

The Offeror, China Online, Vigor Online Offshore Limited ("Vigor") and Ms. Chong Sok Un (chairman of China Online) and parties acting in concert with any one of them have a beneficial interest in 62,268,000 Shares in the Company, representing approximately 1.56% of its issued share capital. There have been no dealings in the Shares by the Offeror or parties acting in concert with it in the six months prior to the date of this announcement. Save as the above 1.56% interest in the Company, no connected person of China Online is a shareholder of the Company.

The Offer will be financed by internal resources and borrowings. SHKIL is satisfied that there are sufficient resources available to the Offeror to satisfy acceptance of the Offer in full.

Conditions of the Offer

The Offer is subject to the following conditions:

(i) the whole of the issued share capital of the Company continuing to be listed, without being suspended, except for the suspension pending the release of the announcement in relation to the Offer, and dealt in on the Stock Exchange its business scope and to participate in production and distribution of wines in China. The directors of China Online consider that diversification into the wine business is in the interest of China Online and its shareholders as China represents a market of large potential demand for wines. Furthermore, the Offeror will assist the board of the Company to review business and operation of the Group. The Offer Price also represents a discount to the net asset value (approximately HK$0.05 per Share as at 30th June, 2002, based on the Interim Report) of the Group. Based on the above, the directors of China Online consider the Offer to be in the interest of China Online and its shareholders.

Intention of the Offeror

It is the intention of the Offeror to maintain the existing principal activities of the Company, and the Offeror has no intention of injecting any material assets or businesses into the Group immediately after the Offer. The Offeror intends to hold its interest in the Company as a long term investment and it is the intention of the Offeror that it will nominate new directors representing a majority in number of the members of the board of the Company upon successfully completion of the Offer. The Offeror will also assist the board of the Company to review the business and operations of the Group with a view to rationalising and increasing the business activities and performance of the Group and appropriate course of action, if any, will be decided after such review. The directors of China Online have extensive experience in corporate restructuring and management and, if necessary, would identify suitable candidate for management of the Group upon completion of the Offer.

Tentative timetable of the Offer

Offer announcement	7th March, 2003
Despatch of offer document	27th March, 2003
First Closing Date	26th May, 2003

Maintaining the listing of the Company

It is the intention of the directors of the Offeror to maintain the listing of the Shares on the main board of the Stock Exchange after the close of the Offer. The directors of the Offeror will undertake to the Stock Exchange that appropriate steps will be taken to ensure that sufficient public float exists for the Shares.

The Stock Exchange has stated that, if less than 25% of the issued Shares are in public hands at the close of the Offe[r] or if the Stock Exchange believes that a false market exists or may exist in the trading of the Shares or that there [are] insufficient Shares in public hands to maintain an orderly market, it will consider exercising its discretion to sus[pend] dealings in the Shares.

If the Company remains a listed company, the Stock Exchange will closely monitor all acquisitions or dispos[als of] assets by the Company. Under the Listing Rules, the Stock Exchange has the discretion to require the Comp[any to] issue an announcement and a circular to its shareholders irrespective of the size of the proposed tran[saction,] particularly when such proposed transaction represents a departure from the principal activities of the Comp[any. The] Stock Exchange also has the power pursuant to the Listing Rules to aggregate a series of transactions and [any such] transactions may result in the Company being treated as if it were a new listing applicant and subje[ct to the] requirement for new applicants as set out in the Listing Rules.

approximately 81.8% to the closing price of HK$0.011 per Share quoted on the Stock Exchange on 3rd March, 2003, being the last trading day before suspension in trading of the Shares on the Stock Exchange. The Offer Price also represents approximately 96.1% premium to the 10-day average closing price of HK$0.0102 per Share ended on 3rd March, 2003.

Assuming there are 3,993,409,113 Shares in issue (as set out in the Interim Report), based on HK$0.02 per Share, the Offer values the entire issued share capital of the Company at approximately HK$79.87 million.

Other information

Based on the Interim Report, which is the latest public information available, there are no outstanding convertible securities, options or warrants issued by the Company. In the event that any convertible securities, options or warrants carrying rights in the share capital of the Company are later found to be in issue and/or outstanding, comparable offers will be made for them in compliance with the Takeovers Code.

The Offeror, China Online, Vigor Online Offshore Limited ("Vigor") and Ms. Chong Sok Un (chairman of China Online) and parties acting in concert with any one of them have a beneficial interest in 62,268,000 Shares in the Company, representing approximately 1.56% of its issued share capital. There have been no dealings in the Shares by the Offeror or parties acting in concert with it in the six months prior to the date of this announcement. Save as the above 1.56% interest in the Company, no connected person of China Online is a shareholder of the Company.

The Offer will be financed by internal resources and borrowings. SHKIL is satisfied that there are sufficient resources available to the Offeror to satisfy acceptance of the Offer in full.

Conditions of the Offer

The Offer is subject to the following conditions:

(i) the whole of the issued share capital of the Company continuing to be listed, without being suspended, except for the suspension pending the release of the announcement in relation to the Offer, and dealt in on the Stock Exchange from the date hereof up to and including the 21st day after the First Closing Date;

(ii) the listing of the Shares of the Company on the Stock Exchange shall not have been withdrawn or the Stock Exchange not having indicated in writing that such listings are likely to be withdrawn, and neither the SFC nor the Stock Exchange having indicated in writing that they will object to such listing;

(iii) there being no resolution, petition or order for the winding up of the Company or any companies within the Group (or if there is any of such resolution, petition or order for winding up, the withdrawal thereof) and no receiver having been appointed in respect of the Company or any companies within the Group or any part of the assets thereof from the date hereof up to and including the 21st day after the First Closing Date;

(iv) the Offeror receiving acceptances in respect of Shares which together with Shares held or acquired or agreed to be acquired by it and persons acting in concert with it before or during the Offer, will result in the Offeror and persons acting in concert with it holding more than 50% of the voting rights of the Company; and

(v) any necessary consent or approval (including approval in principle) of any applicable governmental or regulatory body having been obtained pursuant to the provisions of any ordinance, rules and regulations in Hong Kong and overseas.

The Offeror reserves the right to waive, in whole or in part, all or any of the above conditions, other than conditions (iv) and (v). Except with the consent of the Executive, all conditions, other than condition (iv), must be fulfilled or waived by the Offeror at its absolute discretion, as the case may be, or the Offer must lapse, within 21 days after the First Closing Date of the Offer or of the date the Offer becomes or is declared unconditional as to acceptances, whichever is the later.

Stamp duty

Seller's ad valorem stamp duty arising in connection with acceptances of the Offer, amounting to HK$1.00 for every HK$1,000 or part thereof of the consideration payable in respect of the relevant acceptance, will be payable by the Shareholders who accept the Offer and be deducted from the proceed due to such Shareholder under the Offer.

Information about the Offeror

The Offeror is a private company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of China Online. It has carried on no activities prior to the making of the Offer and will not carry on business other than the making of the Offer and the holding of its interest in the Shares tendered under the Offer, on and subject to the terms of the Offer.

China Online is listed on the main board of the Stock Exchange and is owned as to 28.33% by Vigor. Vigor is the single largest shareholder of China Online and is owned as to 67.7% by Ms. Chong Sok Un. The remaining 32.3% interest in Vigor is owned by Miltac Limited. Miltac Limited is ultimately owned by Lippo Cayman Limited, which is wholly owned by Lanius Limited, the trustee of a trust, the beneficiaries of which include Dr. Mochtar Riady, Mr. James Riady, Mr. Stephen Riady and their respective family members. China Online is an investment holding company and through its subsidiaries engaged in sale and distribution of telecommunication and information technology products and equipment; intelligent building system integration and strategic investment. China Online intends to continue its principal businesses.

None of the Shareholders has indicated to the Offeror nor any person acting in concert with it any irrevocable commitment to accept the Offer.

The Offeror, China Online, Vigor, Ms. Chong Sok Un and Miltac Limited are independent of, not connected with and not acting in concert with the directors, chief executive, substantial shareholders of the Company and any of its subsidiaries or their respective associates as such persons were disclosed in the Annual Report of the Company.

Information about the Company

The issued Shares are listed on main board of the Stock Exchange. On the basis of the Annual Report, the Group is principally engaged in the production and distribution of wines.

According to the Interim Report, the unaudited consolidated turnover for the six months ended 30th June, 2002 was approximately HK$79.6 million. The unaudited net loss from ordinary activities attributable to Shareholders for the six months ended 30th June, 2002 was approximately HK$2.9 million. The unaudited consolidated net assets of the Company as at 30th June, 2002 were approximately HK$196.8 million.

Set out below is the audited net losses recorded by the Company for each of the two years ended 31st December, 2001:

	2001 *HK$'000*	2000 *HK$'000*
Loss before tax	(326,908)	(65,296)
Tax	(6,392)	(7,564)
Loss before minority interests	(333,300)	(72,860)
Minority interests	(8,059)	(9,515)
Net loss from ordinary activities attributable to shareholders	(341,359)	(82,375)

Reasons for making the Offer

The Shares have been consistently trading at a discount to the net asset value (approximately HK$0.05 per Share as at 30th June, 2002, based on the Interim Report) of the Group and minority Shareholders may experience difficulties in liquidating their shareholding in the Company since the trading volume of the Shares has been persistently low. The Offer provides a chance for the minority Shareholders to liquidate their shareholdings at a level closer to the Group's net asset value per Share.

Upon completion of the Offer, the Company will become a subsidiary of China Online. Although the Company recorded net loss for each of the two years ended 31st December, 2001, and the Offer Price of HK$0.02 per Share represents a premium to market prices, the directors of China Online consider that the Offer represents an opportunity for China Online to widen

[illegible]

rationalising and increasing the business activities and performance of the Group and appropriate course of action, if any, will be decided after such review. The directors of China Online have extensive experience in corporate restructuring and management and, if necessary, would identify suitable candidate for management of the Group upon completion of the Offer.

Tentative timetable of the Offer

Offer announcement	7th March, 2003
Despatch of offer document	27th March, 2003
First Closing Date	26th May, 2003

Maintaining the listing of the Company

It is the intention of the directors of the Offeror to maintain the listing of the Shares on the main board of the Stock Exchange after the close of the Offer. The directors of the Offeror will undertake to the Stock Exchange that appropriate steps will be taken to ensure that sufficient public float exists for the Shares.

The Stock Exchange has stated that, if less than 25% of the issued Shares are in public hands at the close of the Offer, or if the Stock Exchange believes that a false market exists or may exist in the trading of the Shares or that there are insufficient Shares in public hands to maintain an orderly market, it will consider exercising its discretion to suspend dealings in the Shares.

If the Company remains a listed company, the Stock Exchange will closely monitor all acquisitions or disposals of assets by the Company. Under the Listing Rules, the Stock Exchange has the discretion to require the Company to issue an announcement and a circular to its shareholders irrespective of the size of the proposed transaction, particularly when such proposed transaction represents a departure from the principal activities of the Company. The Stock Exchange also has the power pursuant to the Listing Rules to aggregate a series of transactions and any such transactions may result in the Company being treated as if it were a new listing applicant and subject to the requirement for new applicants as set out in the Listing Rules.

General

According to Rule 8.2 of the Takeovers Code, an offer document containing, among other things, the details of the Offer and the acceptance and transfer forms, will be sent to Shareholders within 21 days of the date of this announcement. The Executive's consent is required for any extension of such period granted under the Takeovers Code.

The board of directors of the Company has been notified on 3rd March, 2003 of the Offeror's intention to make the Offer.

The directors of China Online confirmed that making of the Offer does not constitute a transaction that requires approval by shareholders of China Online.

The Offer constitutes a discloseable transaction for China Online under the Listing Rules. China Online will dispatch a circular containing details of the Offer to its shareholders as soon as practicable to provide them with information relating to the Offer.

The securities of China Online were suspended from trading on the Stock Exchange at 9:30 a.m. on 4th March, 2003 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the securities of China Online from 9:30 a.m. on 10th March, 2003.

Warning

The Offer is subject to a number of conditions. It may or may not become unconditional. Shareholders and investors should exercise caution in dealing in the Shares.

Definitions

"Annual Report"	the 2001 annual report of the Company dated 26th April, 2002
"Board"	the board of Directors of the Company
"China Online"	China Online (Bermuda) Limited, a company incorporated in Bermuda with limited liability and the securities of which are listed on the main board of the Stock Exchange
"Company"	Fortuna International Holdings Limited, a company incorporated in Bermuda and the shares of which are listed on the main board of the Stock Exchange
"Director"	the directors of the Company
"Executive"	the Executive Director of the Corporate Finance Division of the Securities and Futures Commission or any delegate of the Executive Director
"First Closing Date"	being the 60th day after the despatch of the offer document relating to the Offer to the Shareholders by or on behalf of the Offeror (or such later date as the Offeror may, subject to the consent of the Executive, decide)
"Group"	the Company, its subsidiaries and associated companies as defined in the Companies Ordinance (Cap. 32 of the Laws of Hong Kong)
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Interim Report"	the interim report of the Company dated 24th September, 2002
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Offer"	the voluntary conditional offer to be made by SHKIL on behalf of the Offeror to acquire all the issued Shares other than those held by the Offeror and parties acting in concert with it at HK$0.02 each in cash
"Offeror"	Sincere Way Limited, a company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of China Online
"Offer Price"	being HK$0.02 per Share
"Share(s)"	share(s) of HK$0.01 each in capital of the Company
"Shareholders"	holders of the Shares
"SHKIL"	Sun Hung Kai International Limited, an investment adviser and exempt dealer registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
"SFC"	Securities and Futures Commission
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers

By Order of the Board of
China Online (Bermuda) Limited
Chong Sok Un
Chairman

By Order of the Board of
Sincere Way Limited
Chong Sok Un
Director

Hong Kong, 7th March, 2003

The directors of China Online and the Offeror jointly and severally accept full responsibility for the accuracy of information contained in this announcement (except for the information about the Company contained in this announcement which has been extracted from public sources) and confirm, having made all reasonable inquiries, that to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and that there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The information relating to the Company in this announcement has been extracted from the published Annual Report of the Company dated 26th April, 2002 and Interim Report of the Company dated 24th September, 2002. The directors of China Online and the Offeror jointly and severally take full responsibility for the accurate extraction of such information and confirm that such extraction is not misleading.

Hong Kong Economic Times

China Online (Bermuda) Limited
中國網絡(百慕達)有限公司*
(於百慕達註冊成立之有限公司)

Sincere Way Limited
(於英屬處女群島註冊成立之有限公司)

由

新鴻基國際有限公司

代表 SINCERE WAY LIMITED
收購廣益國際集團有限公司全部已發行股份
(惟不包括SINCERE WAY LIMITED及與其一致行動人士已持有之股份)
之自願有條件收購建議
及
中國網絡(百慕達)有限公司之須予披露交易

中國網絡及收購人宣佈，於二零零三年三月三日，收購人通知董事會其有意提出一項自願有條件現金收購建議，藉此按收購價每股股份0.02港元，收購該公司已發行股本中之全部股份(惟不包括收購人及與其一致行動人士已持有之股份)。

收購價每股股份0.02港元，較於二零零三年三月三日(即股份暫停在聯交所買賣前之最後交易日)股份在聯交所所報之收市價每股0.011港元，溢價約81.8%。收購價亦較截至二零零三年三月三日止十日股份之平均收市價每股0.0102港元，溢價約96.1%。

按收購價每股股份0.02港元計算，該公司之全部已發行股本約值79,870,000港元。

收購人及與其一致行動人士於該公司共實益持有62,268,000股股份，佔該公司已發行股本約1.56%。收購建議須待(其中包括)就股份接獲之有效接納連同收購人及與其一致行動人士於收購建議前或期間已持有或已收購或同意被收購之股份，總計將導致收購人及與其一致行動人士持有該公司投票權50%以上，方可作實。

根據上市規則，收購建議構成中國網絡之一項須予披露交易。中國網絡將盡快向其股東寄發一份通函，當中載列收購建議之詳情，以向其股東提供更多關於收購建議之資料。

中國網絡之證券由二零零三年三月四日上午九時三十分起在聯交所暫停買賣，以待發表本公佈。已向聯交所申請由二零零三年三月十日上午九時三十分起恢復中國網絡證券之買賣。

謹請注意： 收購建議須視乎多項條件而定。收購建議不一定會進行。股東及投資者於買賣股份時，務須審慎。

收購建議之條款

新鴻基將代表收購人提出自願有條件收購建議，按以下基準收購全部股份：

每股股份 現金0.02港元

股份將以繳足形式由收購人收購，並且不附帶一切留置權、抵押、抵押權益、選擇權、產權負擔及任何其他第三者權利或任何其他性質之權益，並附帶二零零三年三月三日及之後所附有或產生之一切權利、權益和利益，包括有權收取二零零三年三月三日或之後所宣派、派付或作出之一切股息、權利及分派(包括該公司就截至二零零二年十二月三十一日止財政年度所宣派、派付或作出之一切股息)。

收購建議

股份一直以較該集團資產淨值(根據中期報告所載，於二零零二年六月三十日每股約為0.05港元)出現折讓之價格買賣。收購價每股股份0.02港元，較於二零零三年三月三日(即股份暫停在聯交所買賣前之最後交易日)股份在聯交所所報之收市價每股0.011港元，溢價約81.8%。收購價亦較截至二零零三年三月三日止十日股份之平均收市價每股0.0102港元，溢價約96.1%。

假設已發行股份有3,993,409,113股(如中期報告所載)，按每股股份0.02港元計，根據收購建議計算之該公司全部已發行股本之價值約為79,870,000港元。

其他資料

根據中期報告所載(現有最近期公開之資料)，該公司並無任何未行使之可換股證券、購股權或認股權證。倘其後發現該公司之股本中有任何附帶權利之已發行及／或倘未行使之可換股證券、購股權或認股權證，則將會根據收購守則就該等證券提出相類似之收購建議。

收購人、中國網絡、Vigor Online Offshore Limited(「Vigor」)、莊淑婉女士(中國網絡之主席)及與彼等任何一方一致行動之人士合共實益持有該公司62,268,000股股份，佔其已發行股本約1.56%。收購人或與其一致行動人士於本公佈日期前六個月並無買賣任何股份。除上述於該公司之1.56%權益外，中國網絡的關連人士概非該公司的股東。

損，而收購價每股0.02港元較市價出現溢價，但中國網絡之董事認為，收購建議乃中國網絡拓展其業務範圍及參與於中國生產及分銷酒類之機會，中國網絡董事認為，由於中國市場對酒類產品的潛在需求殷切，多元化發展至酒類業務乃符合中國網絡及其股東之利益。此外，收購人將協助該公司董事會審閱該集團之業務及經營。收購價亦較該集團之資產淨值(根據中期報告所示，於二零零二年六月三十日每股約為0.05港元)出現折讓。根據上文所述，中國網絡之董事認為，收購建議符合中國網絡及其股東之利益。

收購人之意向

收購人有意維持該公司之現有主要業務，而收購人無意於緊接收購建議後對該集團注入任何重大資產或業務。收購人有意持有該公司之權益作為長期投資，而收購人有意於順利完成收購建議後，提名佔該公司董事會大比數之新董事進入董事會。收購人將協助該公司之董事會審閱該集團之業務及營運，藉此合理化和提升該集團之業務活動及表現，並待進行審閱後決定採取任何合適之行動(如有需要)。中國網絡之董事在企業重組和管理方面經驗豐富，如有需要，或於收購建議完成後物色合適人選擔任該集團之管理層。

收購建議之暫定時間表

收購建議公佈 .... 二零零三年三月七日
寄發收購建議文件 .... 二零零三年三月二十七日
首個截止日期 .... 二零零三年五月二十六日

維持該公司之上市地位

收購人之董事有意於收購建議終止後，保持股份於聯交所主板之上市地位。收購人之董事向聯交所承諾，將會採取適當之步驟，確保股份存在足夠之公眾人士持股量。

聯交所表示，倘於收購建議終止時，已發行股份之公眾人士持股量少於25%，或倘聯交所相信，股份買賣存在或可能存在虛假市場，或公眾人士之持股量不足以維持有秩序之市場，則會考慮行使酌情權暫停股份之買賣。

倘該公司保持上市公司之地位，聯交所將密切監察該公司之所有資產收購或出售。根據上市規則，聯交所擁有酌情權，不論建議交易之規模，亦可要求該公司發表公佈及向股東發出通函，尤其倘該等

份。除上述於該公司之1.56%權益外，中國網絡的關連人士概非該公司的股東。

收購建議將以內部資源及借貸撥支。新鴻基相信收購人有足夠資源應付收購建議獲悉數接納所需資金。

收購建議之條件

收購建議受以下條件規限：

(i) 該公司全部已發行股本繼續上市而沒有被暫停買賣（惟因收購建議有待發表公佈之暫停之情況例外），並由本公佈刊發日期起至首個截止日期後第二十一日（包括該日）之期間內在聯交所買賣；

(ii) 該公司之股份在聯交所之上市地位沒有被撤銷，或聯交所並無以書面表示可能撤銷該等上市地位，而證監會及聯交所均沒有以書面表示彼等將反對該等上市地位；

(iii) 由本公佈刊發日期起至首個截止日期後第二十一日（包括該日）為止之期間，該公司或該集團旗下任何公司均沒有通過決議、接獲呈請或命令要求清盤（或如有任何該等關於清盤之決議、呈請或命令，則已被撤銷），並且無就該公司或該集團旗下任何成員公司或其資產之任何部份委任任何接管人；

(iv) 收購人接獲股份之接納，連同收購人及與其一致行動人士於收購建議前或期間已持有或已收購或同意收購之股份，合共將導致收購人及與其一致行動人士持有該公司投票權50%以上；及

(v) 已根據香港及海外之任何條例之條文及規例，取得任何適用之政府或監管機構之任何所需同意或批准（包括原則上批准）。

收購人保留權利豁免上述全部或任何條件之全部或部份，惟第(iv)及(v)項則除外。除非經執行人員同意，所有條件（不包括第(iv)項條件）必須於首個截止日期後二十一日內，或收購建議就接納成為或宣佈成為無條件之日後二十一日（以較後者為準）達成或獲得收購人全權酌情豁免（視乎情況而定），否則收購建議即告失效。

印花稅

有關接納收購建議所產生之從價印花稅，為有關接納之應付代價以每1,000港元支付1.00港元或據此按其應付代價，將由接納收購建議之股東支付，及根據收購建議於該等股東之所得款項中扣除。

有關收購人之資料

收購人為於英屬處女群島註冊成立之私人有限公司，並為一間中國網絡間接全資擁有之附屬公司。收購人於提出收購建議前並無進行業務，而除提出收購建議外不會進行業務，並根據及受收購建議之條款限制下持有根據收購建議交回之股份權益。

中國網絡於聯交所主板上市，由Vigor擁有28.33%。Vigor為中國網絡之單一最大股東，由莊淑涴女士擁有67.7%，Vigor其餘32.3%權益由Miltac Limited擁有，Miltac Limited則最終由Lippo Cayman Limited擁有，而Lippo Cayman Limited則由Lanius Limited全資擁有，Lanius Limited為一項信託之受託人，該項信託之受益人包括李文正博士、李白先生、李宗先生及彼等各自之家族成員。中國網絡為一間投資控股公司，透過其附屬公司從事銷售及分銷電訊及資訊科技產品與設備、智能大廈系統集成及策略性投資。中國網絡擬繼續經營其主要業務。

概無股東就接納收購建議向收購人及任何與其一致行動之人士表示作出任何不可撤回之承諾。

收購人、中國網絡、Vigor、莊淑涴女士及Miltac Limited乃獨立於及與該公司及其任何附屬公司之董事、行政總裁、主要股東或彼等各自之聯繫人（該等人士已於年報中披露）概無關連及並非一致行動。

有關該公司之資料

已發行股份於聯交所主板上市。根據年報所載，該集團主要從事生產及分銷酒類。

根據中期報告所載，截至二零零二年六月三十日止六個月之未經審核綜合營業額約為79,600,000港元。截至二零零二年六月三十日止六個月之未經審核股東應佔日常業務虧損淨額約為2,900,000港元。於二零零二年六月三十日該公司之未經審核綜合資產淨值約為196,800,000港元。

以下載列該公司截至二零零一年十二月三十一日止兩個年度各年錄得之已經審核虧損淨額：

	二零零一年	二零零零年
	千港元	千港元
除稅前虧損	(326,908)	(65,296)
稅項	(6,392)	(7,564)
未計少數股東權益前虧損	(333,300)	(72,860)
少數股東權益	(8,059)	(9,515)
股東應佔日常業務虧損淨額	(341,359)	(82,375)

提出收購建議之原因

產收購或出售。根據上市規則，聯交所擁有酌情權，不論建議交易之規模，亦可要求該公司發表公佈及向股東發出通函，尤其倘該等建議交易偏離該公司之主要業務。聯交所亦有權根據上市規則彙集一連串之交易，而任何該等交易可能令該公司被視為新上市申請人，並須遵守上市規則所載新申請人之規定。

一般資料

根據收購守則第8.2條，載有（其中包括）收購建議詳情及接納及過戶表格之收購文件，將由本公佈刊發日期起計二十一日內寄發予股東。如需延長該限期，必須根據收購守則取得執行人員同意。

該公司董事會已於二零零三年三月三日獲悉收購人有意提出收購建議。

中國網絡之董事確認，提出收購建議不構成一項須經中國網絡股東批准之交易。

根據上市規則，收購建議構成中國網絡之一項須予披露交易。中國網絡將盡快向其股東寄發一份通函，當中載列收購建議之詳情，以向股東提供更多關於收購建議之資料。

中國網絡之證券由二零零三年三月四日上午九時三十分起在聯交所暫停買賣，以待發佈本公佈。已向聯交所申請由二零零三年三月十日上午九時三十分起恢復中國網絡證券之買賣。

謹請注意

收購建議須視乎多項條件。收購建議不一定會進行。股東及投資者於買賣股份時，務須審慎。

釋義

「年報」	指	該公司於二零零二年四月二十六日刊發之二零零一年年報
「董事會」	指	該公司之董事會
「中國網絡」	指	中國網絡（百慕達）有限公司，一間於百慕達註冊成立之有限公司，其證券於聯交所主板上市
「該公司」	指	廣益國際集團有限公司，一間於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「董事」	指	該公司之董事
「執行人員」	指	證券及期貨事務監察委員會企業融資部之執行董事或執行董事之任何代表
「首個截止日期」	指	即收購人或收購人代表向股東寄發有關收購建議之收購文件後第60日（或收購人可能決定之較後日期（待執行人員批准後始可作實））
「該集團」	指	該公司、其附屬公司及聯營公司（定義見香港法例第32章公司條例）
「港元」	指	香港法定貨幣港元
「香港」	指	中華人民共和國香港特別行政區
「中期報告」	指	該公司於二零零二年九月二十四日刊發之中期報告
「上市規則」	指	聯交所證券上市規則
「收購建議」	指	新鴻基代表收購人提出按每股0.02港元收購所有已發行股份（收購人及與其一致行動之人士所持有者除外）之自願性有條件收購建議
「收購人」	指	Sincere Way Limited，一間於英屬處女群島註冊成立之有限公司，為中國網絡之間接全資附屬公司
「收購價」	指	每股股份0.02港元
「股份」	指	該公司股本中每股面值0.01港元之股份
「股東」	指	股份持有人
「新鴻基」	指	新鴻基國際有限公司，根據香港法例第333章證券條例註冊之投資顧問及獲豁免交易商
「證監會」	指	證券及期貨事務監察委員會
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則

承董事會命	承董事會命
中國網絡（百慕達）有限公司	**Sincere Way Limited**
主席	董事
莊淑涴	**莊淑涴**

香港，二零零三年三月七日

中國網絡及收購人之各董事共同及個別對本公佈所載之內容（於本公佈內摘錄自公開資料有關該公司之資料除外）之準確性負全責，並於作出一切合理查詢後確認，就彼等所深知及確信，本公佈所表達之意見乃經審慎周詳考慮後作出，及本公佈並無遺漏其他事實，

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your securities in China Online (Bermuda) Limited, you should at once hand this circular to the purchasers or transferees or to the bank or stockbroker or other agent through whom the sale or transfer was effected for onward transmission to the purchasers or transferees.

China Online (Bermuda) Limited

(incorporated in Bermuda with limited liability)

DISCLOSEABLE TRANSACTION

CONTENTS

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Annual Report"	the 2001 annual report of Fortuna dated 26th April, 2002
"Board"	the board of Directors
"Company"	China Online (Bermuda) Limited, a company incorporated in Bermuda with limited liability and the securities of which are listed on the main board of the Stock Exchange
"Director(s)"	the directors of the Company
"Executive"	the Executive Director of the Corporate Finance Division of SFC or any delegate of the Executive Director
"First Closing Date"	being the 60th day after the despatch of the Offer Document relating to the Offer to the Fortuna Shareholders by or on behalf of the Offeror (or such later date as the Offeror may, subject to the consent of the Executive, decide)
"Fortuna"	Fortuna International Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"Fortuna Group"	Fortuna and its subsidiaries
"Fortuna Shareholders"	the holders of Fortuna Shares
"Fortuna Shares"	issued and paid-up ordinary share(s) of HK$0.01 each in the issued share capital of Fortuna
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Interim Report"	the interim report of Fortuna dated 24th September, 2002
"Latest Practicable Date"	24th March, 2003, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Offer"	the voluntary conditional offer to be made by SHKIL on behalf of the Offeror to acquire all the issued Fortuna Shares other than those held by the Offeror and parties acting in concert with it at HK$0.02 each in cash
"Offer Document"	the formal offer document dated the date hereof to be despatched to the Fortuna Shareholders
"Offer Price"	being HK$0.02 per Fortuna Share
"Offer Shares"	all of the Fortuna Shares, other than those held by the Offeror or parties acting in concert with the Offeror
"Offeror"	Sincere Way Limited, a company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of the Company
"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"SFC"	Securities and Futures Commission
"SHKIL"	Sun Hung Kai International Limited, an investment adviser and exempt dealer registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers

China Online (Bermuda) Limited

(incorporated in Bermuda with limited liability)

Board of Directors:
Ms. Chong Sok Un *(Chairman)*
Dato' Wong Peng Chong
Mr. Kong Muk Yin
Mr. Cheng Mo Chi Moses#
Mr. Tan Shao Hua#
Mr. Lo Wai On#

Independent Non-executive Directors

Registered Office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Head office and principal place of business in Hong Kong
47/F, China Online Centre
333 Lockhart Road
Wanchai
Hong Kong

27th March, 2003

To the shareholders and the warrantholders of the Company

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

1. INTRODUCTION

On 7th March, 2003, the Company and the Offeror announced that SHKIL, on behalf of the Offeror, would make a voluntary conditional cash offer for all the issued shares of Fortuna other than those held by the Offeror and parties acting in concert with it.

As at the Latest Practicable Date, the Offeror, the Company, Vigor Online Offshore Limited ("Vigor") and Ms. Chong Sok Un (chairman of the Company) and parties acting in concert with any one of them, together have a beneficial interest in 62,268,000 Fortuna Shares, representing approximately 1.56% of its issued share capital. Save as the above 1.56% interest in Fortuna, no connected person of the Company is a Fortuna Shareholder.

The contents of this circular are based on information in the Offer Document which is being despatched to Fortuna Shareholders on the date of this circular.

2. THE OFFER

(a) Offer terms

The Offer is made by SHKIL, on behalf of the Offeror, subject to the terms and conditions as set out in the Offer Document and the form of acceptance and transfer, to acquire the Offer Shares on the following basis:

For each Offer Share: . . . . HK$0.02 in cash

The Offer Shares are to be acquired by the Offeror fully paid and free from all liens, charges, pledges, options, encumbrances and any other third party rights or interests of any nature whatsoever and together with all rights, benefits, and entitlements attaching and accruing thereto as of 3rd March, 2003 and thereafter including the right to receive all dividends, rights and distributions declared, paid or made on or after 3rd March, 2003 (including any dividend which may be declared, paid or made by Fortuna in respect of the financial year ended 31st December, 2002).

The Offer Price represents a premium to market prices of Fortuna Shares. It represents a premium of approximately 81.8% to the closing price of HK$0.011 per Fortuna Share on 3rd March, 2003, being the last trading day before suspension in trading of Fortuna Shares, on the Stock Exchange and approximately 96.1% premium to the 10-day average closing price of HK$0.0102 per Fortuna Share ended on 3rd March, 2003. The Offer Price also represents a premium of approximately 11.1% to the closing price of HK$0.018 per Fortuna Share as at the Latest Practicable Date and approximately 13.0% premium to the 10-day average closing price of HK$0.0177 per Fortuna Share ended on the Latest Practicable Date.

Assuming there are 3,993,409,113 Fortuna Shares in issue (as set out in the Interim Report), based on HK$0.02 per Fortuna Share, the Offer values the entire issued share capital of Fortuna at approximately HK$79.87 million.

(b) Conditions of the Offer

The Offer is subject to the following conditions:

(i) the whole of the issued share capital of Fortuna continuing to be listed, without being suspended, except for the suspension pending the release of the announcement in relation to the Offer, and dealt in on the Stock Exchange from 3rd March, 2003 up to and including the 21st day after the First Closing Date;

(ii) the listing of the Fortuna Shares on the Stock Exchange shall not have been withdrawn or the Stock Exchange not having indicated in writing that such listings are likely to be withdrawn, and neither the SFC nor the Stock Exchange having indicated in writing that they will object to such listing;

(iii) there being no resolution, petition or order for the winding up of Fortuna or any of its subsidiaries and associated companies as defined in the Companies Ordinance, Cap. 32, of the Laws of Hong Kong (or if there is any of such resolution, petition or order for winding up, the withdrawal thereof) and no receiver having been appointed in respect of Fortuna or any of its subsidiaries and associated companies as defined in the Companies Ordinance, Cap. 32, of the Laws of Hong Kong or any part of the assets thereof from 3rd March, 2003 up to and including the 21st day after the First Closing Date;

(iv) the Offeror receiving acceptances in respect of Fortuna Shares which together with Fortuna Shares held or acquired or agreed to be acquired by it and persons acting in concert with it before or during the Offer, will result in the Offeror and persons acting in concert with it holding more than 50% of the voting rights of Fortuna; and

(v) any necessary consent or approval (including approval in principle) of any applicable governmental or regulatory body having been obtained pursuant to the provisions of any ordinance, rules and regulations in Hong Kong and overseas.

The Offeror reserves the right to waive, in whole or in part, all or any of the above conditions, other than conditions (iv) and (v). Except with the consent of the Executive, all conditions, other than condition (iv), must be fulfilled or waived by the Offeror at its absolute discretion, as the case may be, or the Offer must lapse, within 21 days after the First Closing Date of the Offer or of the date the Offer becomes or is declared unconditional as to acceptances, whichever is the later.

The Offer is subject to a number of conditions. It may or may not become unconditional.

(c) **Tentative timetable of the Offer**

Despatch of Offer Document	27th March, 2003
First Closing Date	26th May, 2003

(d) **Other information**

Based on the Interim Report, which is the latest public information available, there are no outstanding convertible securities, options or warrants issued by Fortuna. In the event that any convertible securities, options or warrants carrying rights in the share capital of Fortuna are later found to be in issue and/or outstanding, comparable offers will be made for them in compliance with the Takeovers Code.

3. INFORMATION ABOUT THE OFFEROR

The Offeror is a private company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of the Company. It has carried on no activities prior to the making of the Offer and will not carry on business other than the making of the Offer and the holding of its interest in Fortuna Shares tendered under the Offer, on and subject to the terms of the Offer.

The Company is listed on the main board of the Stock Exchange and is owned as to 28.33% by Vigor. Vigor is the single largest shareholder of the Company and is owned as to 67.7% by Ms. Chong Sok Un. The remaining 32.3% interest in Vigor is owned by Miltac Limited. Miltac Limited is ultimately owned by Lippo Cayman Limited, which is wholly owned by Lanius Limited, the trustee of a trust, the beneficiaries of which include Dr. Mochtar Riady, Mr. James Riady, Mr. Stephen Riady and their respective family members. The Company is an investment holding company and through its subsidiaries engaged in sale and distribution of telecommunication and information technology products and equipment, intelligent building system integration and strategic investment. The Company intends to continue its principal businesses.

None of Fortuna Shareholders has indicated to the Offeror nor any person acting in concert with it any irrevocable commitment to accept the Offer.

The Offeror, the Company, Vigor, Ms. Chong Sok Un and Miltac Limited are independent of, not connected with and not acting in concert with the directors, chief executive, substantial shareholders of Fortuna and any of its subsidiaries or their respective associates as such persons were disclosed in the Annual Report.

4. INFORMATION ABOUT FORTUNA

The issued Fortuna Shares are listed on the main board of the Stock Exchange. On the basis of the Annual Report, the Fortuna Group is principally engaged in the production and distribution of wines.

According to the Interim Report, the unaudited consolidated turnover for the six months ended 30th June, 2002 was approximately HK$79.6 million. The unaudited net loss from ordinary activities attributable to Fortuna Shareholders for the six months ended 30th June, 2002 was approximately HK$2.9 million. The unaudited consolidated net assets of Fortuna as at 30th June, 2002 were approximately HK$196.8 million.

Set out below is the audited net losses recorded by Fortuna for each of the two years ended 31st December, 2001:

	2001	2000
	HK$'000	*HK$'000*
Loss before tax	(326,908)	(65,296)
Tax	(6,392)	(7,564)
Loss before minority interests	(333,300)	(72,860)
Minority interests	(8,059)	(9,515)
Net loss from ordinary activities attributable to shareholders	(341,359)	(82,375)

5. MAINTAINING THE LISTING OF FORTUNA

It is the intention of the directors of the Offeror to maintain the listing of Fortuna Shares on the main board of the Stock Exchange after the close of the Offer. The directors of the Offeror will undertake to the Stock Exchange that appropriate steps will be taken to ensure that sufficient public float exists for Fortuna Shares.

The Stock Exchange has stated that, if less than 25% of the issued Fortuna Shares are in public hands at the close of the Offer, or if the Stock Exchange believes that a false market exists or may exist in the trading of Fortuna Shares or that there are insufficient Fortuna Shares in public hands to maintain an orderly market, it will consider exercising its discretion to suspend dealings in Fortuna Shares.

If Fortuna remains a listed company, the Stock Exchange will closely monitor all acquisitions or disposals of assets by Fortuna. Under the Listing Rules, the Stock Exchange has the discretion to require Fortuna to issue an announcement and a circular to its shareholders irrespective of the size of the proposed transaction, particularly when such proposed transaction represents a departure from the principal activities of Fortuna. The Stock Exchange also has the power pursuant to the Listing Rules to aggregate a series of transactions and any such transactions may result in Fortuna being treated as if it were a new listing applicant and subject to the requirement for new applicants as set out in the Listing Rules.

6. FINANCIAL EFFECTS OF THE OFFER ON THE OFFEROR

The funds required for the Offer will be financed by internal resources and/or borrowings from Standard Chartered Bank. SHKIL, as financial adviser to the Offeror, is satisfied that there are sufficient resources available to the Offeror to satisfy the acceptance of the Offer in full. Assuming there are 3,993,409,113 Fortuna Shares in issue (as set out in the Interim Report), based on HK$0.02 per Fortuna Share, the Offer values the entire issued share capital of Fortuna at approximately HK$79.87 million. Based on the Interim Report, Fortuna's unaudited net loss for the six months ended 30th June, 2002 amounted to approximately HK$2.9 million. The Offeror does not expect the payment of interest on, repayment of or security for any liability will depend to any significant extent on the business of Fortuna. Upon completion of the Offer, Fortuna will be accounted for as a subsidiary of

the Company, i.e. the operating results of Fortuna will be consolidated in the Group's financial statements and the Offeror and persons acting in concert with it will then effectively hold more than 50% of the voting rights of Fortuna. The exact percentage of shareholding in Fortuna held by the Offeror upon the completion of Offer is subject to the acceptance of the Offer by Fortuna Shareholders. The Board believes that taking into accounts of the Group's unaudited consolidated net tangible asset value as at 30th June, 2002 and the subsequent partial realization in the long term investment in Sun Hung Kai & Co. Limited which constitutes a discloseable transaction for the Company as disclosed in its announcement dated 12th November, 2002 and Fortuna's unaudited consolidated net tangible asset value as at 30th June, 2002 (based on the Interim Report), there will be no material adverse effect on the earnings or assets and liabilities of the Group immediately after the Offer.

7. REASONS FOR THE OFFER

Fortuna Shares have been consistently trading at a discount to the net asset value per Fortuna Share (approximately HK$0.05 per Fortuna Share as at 30th June, 2002, based on the Interim Report) of Fortuna Group and minority Fortuna Shareholders may experience difficulties in liquidating their shareholding in Fortuna since the trading volume of Fortuna Shares has been persistently low. The Offer provides a chance for the minority Fortuna Shareholders to liquidate their shareholdings at a level closer to the Fortuna Group's net asset value per Fortuna Share. Upon completion of the Offer, Fortuna will become a subsidiary of the Company. Although Fortuna recorded audited net loss for each of the two years ended 31st December, 2001 and unaudited net loss for the six months ended 30th June, 2002, and the Offer Price of HK$0.02 per Fortuna Share represents a premium to market prices, the Directors consider that the Offer represents an opportunity for the Company to widen its business scope and to participate in production and distribution of wines in China. The Directors consider that diversification into the wine business is in the interest of the Company and its shareholders as China represents a market of large potential demand for wines. Furthermore, the Offeror will assist the board of Fortuna to review business and operation of Fortuna Group. The Offer Price also represents a discount of 60% to the net asset value per Fortuna Share (approximately HK$0.05 per Fortuna Share as at 30th June, 2002, based on the Interim Report) of Fortuna Group. Based on the above, the Directors consider the Offer is fair and reasonable and is in the interest of the Company and its shareholders.

8. INTENTION OF THE OFFEROR

It is the intention of the Offeror to maintain the existing principal activities of Fortuna, and the Offeror has no intention of injecting any material assets or businesses into the Fortuna Group immediately after the Offer. The Offeror intends to hold its interest in Fortuna as a long term investment and it is the intention of the Offeror that it will nominate new directors representing a majority in number of the members of the board of directors of Fortuna upon successful completion of the Offer. The Offeror will also assist the board of directors of Fortuna to review the business and operations of the Fortuna Group with a view to rationalising and increasing the business activities and performance of the Fortuna Group and appropriate course of action, if any, will be decided after such

review. Subject to the above review, the Offeror has no plans for any change to the existing staff structure of the Fortuna Group or redeployment of fixed assets of Fortuna. The Directors have extensive experience in corporate restructuring and management and, if necessary, would identify suitable candidate for management of the Fortuna Group upon completion of the Offer.

The Offeror does not intend to avail itself of any powers of compulsory acquisition of any Fortuna Shares, but reserves the right to do so.

9. GENERAL

Pursuant to the Listing Rules, the transaction constitutes a discloseable transaction for the Company.

10. ADDITION INFORMATION

Your attention is drawn to the additional information set out in the appendix which forms part of this circular.

Yours faithfully,
For and on behalf of
China Online (Bermuda) Limited
Chong Sok Un
Chairman

1. RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Listing Rules for the purpose of providing information with regard to the discloseable transaction and the Company.

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests of the Directors and chief executives of the Company in the equity or debt securities of the Company or any of its associated corporations (within the meaning of the SDI Ordinance) which were required to be notified to the Company and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including any interests which any such Directors and chief executives of the Company would be deemed or taken to have under Section 31 of, or Part 1 of the Schedule to, the SDI Ordinance) or which were required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies are as follows:

Name	Personal Interests	Family Interests	Corporate Interests	Other Interests
Ms. Chong Sok Un ("Ms. Chong") *(Note)*	Nil	Nil	2,631,200,000 shares and 273,840,000 warrants	Nil

Note: The 2,631,200,000 shares of the Company and 273,840,000 warrants of the Company are held by Vigor, a 67.7% owned subsidiary of China Spirit Limited ("China Spirit") in which Ms. Chong maintains a beneficial interest of 100%.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executives of the Company had any interests in any securities of the Company or any of its associated corporations (within the meaning of the SDI Ordinance) which were required to be notified to the Company and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including any interests which any such Directors and chief executives would be deemed or taken to have under Section 31 of, or Part 1 of the Schedule to, the SDI Ordinance) or which were required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as is known to the Directors, as based upon the register kept by the Company pursuant to Section 16(1) of the SDI Ordinance, the following persons, other than Director or chief executive of the Company, were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group:

Name	Number of shares held	%
China Spirit *(Note)*	2,631,200,000	28.33
Vigor	2,631,200,000	28.33

Note: Vigor is a 67.7% owned subsidiary of China Spirit. Accordingly, China Spirit was deemed by the SDI Ordinance to be interested in 2,631,200,000 shares.

Save as disclosed above, the Directors are not aware of any other persons who were, as at the Latest Practicable Date, directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group or any options in respect of such capital.

4. DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

5. LITIGATION

Save as disclosed below, as at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or claims of material importance and so far as the Directors are aware, no litigation or claims of material importance were pending or threatened by or against any member of the Group:-

(a) In November 1998, a writ was issued against the Company's subsidiaries, Hongkong Digital Television Limited ("Digital TV", formerly Star Interactive Television Limited) and Star Telecom Services Limited ("STSL", formerly Hong Kong Star Internet Limited) by nCube Corporation ("nCube"), claiming the sum of approximately US$1,980,000.00, which is the purchase price, (equivalent to approximately HK$15,305,000.00) plus interest in relation to the alleged purchase of two MediaCube 3000 systems by Digital TV from nCube. Both Digital TV and STSL are unrelated to nCube which was only a supplier of MediaCube 3000 systems to Digital TV. The claim of nCube against STSL was on the basis of a chop of STSL on the contract between Digital TV and nCube. STSL had taken legal advice and had been advised that it was very unlikely that STSL would be held liable to the claim of nCube. Digital TV was also opposing the claim of nCube and had taken legal advice.

As advised by its lawyers, Digital TV had reasonable grounds in defending the claim and, accordingly, the Directors are of the view that no provision was necessary and have not made any provision on the financial statements for the year ended 31st December, 2001 in connection with the claims. Digital TV filed a defence on 14th December, 1998 and nCube had failed to take further action since that date. As at the Latest Practicable Date, there was no progress in respect of the litigation.

(b) Stellar One Corporation ("Stellar One") served a statutory demand under Section 178 of the Hong Kong Companies Ordinance for the sum of approximately US$1,152,000.00 (equivalent to approximately HK$8,983,000.00) upon Digital TV in November 1998. Stellar One filed a winding up petition against Digital TV in December 1998 which was vigorously opposed by Digital TV. Digital TV applied for an order for security for the costs against Stellar One. On 4th May, 1999, the Court ordered Stellar One to pay HK$200,000.00 to the court as security for the costs of Digital TV on or before 7th May, 1999. Stellar One failed to pay that amount to the court.

The petition was dismissed in November 1999 and Stellar One was ordered to pay Digital TV its cost of the petition, which amounted to HK$253,952.00. Stellar One had indicated that it would proceed to arbitration in Honolulu to recover the alleged amount.

As at the Latest Practicable Date, Digital TV took legal advice and was advised that the arbitration proceedings had not commenced. As advised by its lawyers, Digital TV had reasonable grounds in defending the claims and, accordingly, the Directors are of the view that no provision was necessary and have not made any provision on the financial statements for the year ended 31st December, 2001 in connection with the claims.

6. MISCELLANEOUS

(i) The Secretary of the Company is Ms. Fung Ching Man, Ada, an associate member of The Institute of Chartered Secretaries and Administrators.

(ii) The registered office of the Company is situated at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda.

(iii) The branch share registrars of the Company in Hong Kong is Tengis Limited of G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(iv) The English text of this circular shall prevail over the Chinese text for the purpose of interpretation.

此乃要件　請即處理

閣下如對本通函之各方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下之全部China Online (Bermuda) Limited（中國網絡（百慕達）有限公司）*之證券，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份之內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

China Online (Bermuda) Limited
（中國網絡（百慕達）有限公司）*
（於百慕達註冊成立之有限公司）

須予披露之交易

*　中文名稱僅供識別

二零零三年三月二十七日

目 錄

釋　義

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「年報」	指	廣益於二零零二年四月二十六日刊發之二零零一年年報
「董事會」	指	本公司之董事會
「本公司」	指	China Online (Bermuda) Limited（中國網絡（百慕達）有限公司）*，一間於百慕達註冊成立之有限公司，其證券於聯交所主板上市
「董事」	指	本公司之董事
「執行人員」	指	證監會企業融資部之執行董事或其任何代表
「首個截止日期」	指	即收購人或收購人代表向廣益股東寄發有關收購建議之收購建議文件後第60日（或收購人可能決定之較後日期（待執行人員批准後始可作實））
「廣益」	指	廣益國際集團有限公司，一間於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「廣益集團」	指	廣益及其附屬公司
「廣益股東」	指	廣益股份之持有人
「廣益股份」	指	廣益已發行股本中每股面值0.01港元之已發行及繳足普通股
「本集團」	指	本公司及其附屬公司
「港元」	指	香港法定貨幣港元
「香港」	指	中華人民共和國香港特別行政區
「中期報告」	指	廣益於二零零二年九月二十四日刊發之中期報告
「最後實際可行日期」	指	二零零三年三月二十四日，即本通函付印前為確定其所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則

* 中文名稱僅供識別

「收購建議」	指	新鴻基代表收購人，提出按現金每股0.02港元收購所有已發行廣益股份(收購人及與其一致行動人士所持有者除外)之自願有條件收購建議
「收購建議文件」	指	於本通函刊發日期，向廣益股東寄發之正式收購建議文件
「收購價」	指	每股廣益股份0.02港元
「收購股份」	指	所有廣益股份，不包括收購人或與收購人一致行動人士所持有之股份
「收購人」	指	Sincere Way Limited，一間於英屬處女群島註冊成立之有限公司，為本公司之間接全資附屬公司
「披露權益條例」	指	香港法例第396章證券(披露權益)條例
「證監會」	指	證券及期貨事務監察委員會
「新鴻基」	指	新鴻基國際有限公司，根據香港法例第333章證券條例註冊之投資顧問及獲豁免交易商
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則

China Online (Bermuda) Limited
（中國網絡（百慕達）有限公司）*
（於百慕達註冊成立之有限公司）

董事會：
莊淑涴女士（主席）
王炳忠拿督
江木賢先生
鄭慕智先生#
譚少華先生#
勞偉安先生#

獨立非執行董事

註冊辦事處：
Cedar House
41 Cedar Avenue
Hamilton HM 12
Bermuda

香港之總辦事處
及主要營業地點：
香港
灣仔
駱克道333號
中國網絡中心47樓

敬啟者：

須予披露之交易

1. 緒言

於二零零三年三月七日，本公司與收購人宣佈，新鴻基代表收購人提出一項自願有條件現金收購建議，以收購廣益之所有已發行股份，惟不包括收購人及與其一致行動人士所持之股份。

於最後實際可行日期，收購人、本公司、Vigor Online Offshore Limited（「Vigor」）及莊淑涴女士（本公司之主席）及與任何彼等一致行動人士，共同實益擁有62,268,000股廣益股份，相當於其已發行股本約1.56%。除上述於廣益之1.56%權益外，概無本公司之關連人士為廣益股東。

本通函之內容，乃根據將於本通函之刊發日期寄發予廣益股東之收購建議文件所載之資料而編製。

* 中文名稱僅供識別

2. 收購建議

(a) 收購建議之條款

新鴻基代表收購人，根據收購文件及接納及過戶表格所載之條款及條件，按以下基準收購收購建議股份：

每股收購建議股份：..現金0.02港元

收購建議股份將以繳足形式由收購人收購，並且不附帶一切留置權、抵押、抵押權益、選擇權、產權負擔及任何其他第三者權利或任何其他性質之權益，並附帶二零零三年三月三日及之後所附有或產生之一切權利、權益和利益，包括有權收取二零零三年三月三日或之後所宣派、派付或作出之一切股息、權利及分派（包括廣益就截至二零零二年十二月三十一日止財政年度所宣派、派付或作出之一切股息）。

收購價較廣益股份之市價出現溢價。收購價較廣益股份於二零零三年三月三日（即暫停買賣廣益股份前之最後交易日）在聯交所之收市價每股0.011港元溢價約81.8%，以及較廣益股份於截至二零零三年三月三日止十日之平均收市價每股0.0102港元溢價約96.1%。收購價亦較廣益股份於最後實際可行日期之收市價每股0.018港元溢價約11.1%，以及較廣益股份於截至最後實際可行日期止十日之平均收市價每股0.0177港元溢價約13.0%。

假設已發行廣益股份有3,993,409,113股（如中期報告所載），按每股廣益股份0.02港元計，根據收購建議計算之廣益全部已發行股本之價值約為79,870,000港元。

(b) 收購建議之條件

收購建議受以下條件規限：

(i) 廣益全部已發行股本繼續上市而沒有被暫停買賣（惟因收購建議有待發表公佈之暫停之情況例外），並由二零零三年三月三日起至首個截止日期後第二十一日（包括該日）之期間內在聯交所買賣；

(ii) 廣益股份在聯交所之上市地位沒有被撤銷，或聯交所並無以書面表示可能撤銷該等上市地位，而證監會及聯交所均沒有以書面表示彼等將反對該等上市地位；

(iii) 由二零零三年三月三日起至首個截止日期後第二十一日(包括該日)為止之期間，廣益或其任何附屬公司及聯營公司(定義見香港法例第32章公司條例)均沒有通過決議、接獲呈請或命令要求清盤(或如有任何該等關於清盤之決議、呈請或命令，則已被撤銷)，並且無就廣益或其任何附屬公司及聯營公司(定義見香港法例第32章公司條例)或其資產之任何部份委任任何接管人；

(iv) 收購人接獲廣益股份之接納，連同收購人及與其一致行動人士於收購建議前或期間已持有或已收購或同意收購之廣益股份，合共將導致收購人及與其一致行動人士持有廣益投票權50%以上；及

(v) 已根據香港及海外之任何條例之條文及規例，取得任何適用之政府或監管機構之任何所需同意或批准(包括原則上批准)。

收購人保留權利豁免上述全部或任何條件之全部或部份，惟第(iv)及(v)項則除外。除非經執行人員同意，所有條件(不包括第(iv)項條件)必須於首個截止日期後二十一日內，或收購建議就接納成為或宣佈成為無條件之日後二十一日(以較後者為準)達成或獲得收購人全權酌情豁免(視乎情況而定)，否則收購建議即告失效。

收購建議乃受多項條件所規限。收購建議不一定會進行。

(c) **收購建議之暫定時間表**

寄發收購建議文件..二零零三年三月二十七日

首個截止日期..二零零三年五月二十六日

(d) **其他資料**

根據中期報告所載(現有最近期公開之資料)，廣益並無任何未行使之可換股證券、購股權或認股權證。倘其後發現廣益之股本中有任何附帶權利之已發行及／或倘未行使之可換股證券、購股權或認股權證，則將會根據收購守則就該等證券提出相類似之收購建議。

3. 有關收購人之資料

收購人為於英屬處女群島註冊成立之私人有限公司，並為一間本公司間接全資擁有之附屬公司。收購人於提出收購建議前並無進行業務，而除提出收購建議外不會進行業務，並根據及受收購建議之條款限制下持有根據收購建議交回之廣益股份權益。

本公司於聯交所主板上市，由Vigor擁有28.33%。Vigor為本公司之單一最大股東，由莊淑涴女士擁有67.7%，Vigor其餘32.3%權益由Miltac Limited擁有，Miltac Limited則最終由Lippo Cayman Limited擁有，而Lippo Cayman Limited則由Lanius Limited全資擁有，Lanius Limited為一項信託之受託人，該項信託之受益人包括李文正博士、李白先生、李宗先生及彼等各自之家族成員。本公司為一間投資控股公司，透過其附屬公司從事銷售及分銷電訊及資訊科技產品與設備、智能大廈系統集成及策略性投資。本公司擬繼續經營其主要業務。

概無廣益股東就接納收購建議，向收購人及任何與其一致行動人士表示作出任何不可撤回之承諾。

收購人、本公司、Vigor、莊淑涴女士及Miltac Limited乃獨立於及與廣益及其任何附屬公司之董事、行政總裁、主要股東或彼等各自之聯繫人(該等人士已於年報中披露)概無關連及並非一致行動。

4. 有關廣益之資料

已發行廣益股份於聯交所主板上市。根據年報所載，廣益集團主要從事生產及分銷酒類。

根據中期報告所載，截至二零零二年六月三十日止六個月之未經審核綜合營業額約為79,600,000港元。截至二零零二年六月三十日止六個月之未經審核廣益股東應佔日常業務虧損淨額約為2,900,000港元。於二零零二年六月三十日廣益之未經審核綜合資產淨值約為196,800,000港元。

以下載列廣益截至二零零一年十二月三十一日止兩個年度各年錄得之經審核虧損淨額：

	二零零一年 千港元	二零零零年 千港元
除税前虧損	(326,908)	(65,296)
税項	(6,392)	(7,564)
未計少數股東權益前虧損	(333,300)	(72,860)
少數股東權益	(8,059)	(9,515)
股東應佔日常業務虧損淨額	(341,359)	(82,375)

5. 維持廣益之上市地位

收購人之董事有意於收購建議終止後，保持廣益股份於聯交所主板之上市地位。收購人之董事向聯交所承諾，將會採取適當之步驟，確保廣益股份存在足夠之公眾人士持股量。

聯交所表示，倘於收購建議終止時，已發行廣益股份之公眾人士持股量少於25%，或倘聯交所相信，廣益股份買賣存在或可能存在虛假市場，或公眾人士之持股量不足以維持有秩序之市場，則會考慮行使酌情權暫停廣益股份之買賣。

倘廣益保持上市公司之地位，聯交所將密切監察廣益之所有資產收購或出售。根據上市規則，聯交所擁有酌情權，不論建議交易之規模，亦可要求廣益發表公佈及向其股東發出通函，尤其倘該等建議交易偏離廣益之主要業務。聯交所亦有權根據上市規則彙集一連串之交易，而任何該等交易可能令廣益被視為新上市申請人，並須遵守上市規則所載新申請人之規定。

6. 收購建議對收購人之財務影響

收購建議所需之資金，將以內部資源及／或渣打銀行提供之借貸撥支。收購人之財務顧問新鴻基，信納收購人擁有足夠資源，應付收購建議獲全面接納所需資金。假設已發行廣益股份有3,993,409,113股（如中期報告所示），按每股廣益股份0.02港元計，根據收購建議計算之廣益全部已發行股本之價值約為79,870,000港元。根據中期報告所示，廣益於截至二零零二年六月三十日止六個月之未經審核虧損淨額約為2,900,000港元。收購人並不預期就任何負債支付之利息、償還負債或負債之抵押，將在很大程度上依賴廣益之業務。完成收

購建議後，廣益將被視為本公司之附屬公司，即廣益之營運業績，將綜合至本集團之財務報表內，而收購人及與其一致行動人士將有效持有廣益之50%以上投票權。收購人於完成收購建議後所持廣益股權之實際百分比，須待廣益股東接納收購建議後，方可作實。董事會相信，經考慮本集團於二零零二年六月三十日之未經審核綜合有形資產淨值、其後有關變現在新鴻基有限公司之部分長期投資(其構成本公司於二零零二年十一月十二日之公佈所披露之須予披露之交易)、以及廣益於二零零二年六月三十日之未經審核綜合有形資產淨值(按中期報告所示)後，本集團緊隨收購建議後之盈利或資產與負債，並無受到任何重大不利影響。

7. 提出收購建議之原因

廣益股份一直以較廣益集團之每股廣益股份資產淨值(根據中期報告所示，於二零零二年六月三十日每股廣益股份約為0.05港元)出現折讓之價格買賣，而由於廣益股份之成交量持續偏低，令廣益少數股東難以變現廣益之股權。收購建議為廣益少數股東提供一個機會，以較接近廣益集團每股資產淨值之水平變現股權。待收購建議完成後，廣益將成為本公司之附屬公司。雖然廣益於截至二零零一年十二月三十一日止兩個年度各年錄得經審核虧損淨額，以及於截至二零零二年六月三十日止六個月錄得未經審核虧損淨額，加上收購價每股廣益股份0.02港元較市價出現溢價，但董事認為，收購建議乃本公司拓展其業務範圍及參與於中國生產及分銷酒類之機會。董事認為，由於中國市場對酒類產品的潛在需求殷切，多元化發展至酒類業務乃符合本公司及其股東之利益。此外，收購人將協助廣益董事會審閱廣益集團之業務及經營。收購價亦較廣益集團之每股廣益股份資產淨值(根據中期報告所示，於二零零二年六月三十日每股廣益股份約為0.05港元)折讓60%。根據上文所述，董事認為，收購建議屬公平合理，且符合本公司及其股東之利益。

8. 收購人之意向

收購人有意維持廣益之現有主要業務，而收購人無意於緊接收購建議後對廣益集團注入任何重大資產或業務。收購人有意持有廣益之權益作為長期投資，而收購人有意於順利完成收購建議後，提名佔廣益董事會大比數之新董事進入廣益董事會。收購人將協助廣益董事會審閱廣益集團之業務及營運，藉此合理化和提升廣益集團之業務活動及表現，並待

進行審閱後決定採取任何合適之行動(如有需要)。在符合上述審閱之規限下，收購人並無任何有關廣益集團現有職員架構變動或重新調動廣益固定資產之計劃。董事在企業重組和管理方面擁有豐富經驗，如有需要，或於收購建議完成後物色合適人選擔任廣益集團之管理層。

收購人無意行使強制收購任何廣益股份之權力，惟保留有關權利。

9. 一般資料

根據上市規則，該交易構成本公司之一項須予披露交易。

10. 其他資料

閣下須留意本通函之附錄所載之其他資料。

此致

本公司列位股東及
列位認股權證持有人　台照

代表
中國網絡(百慕達)有限公司
主席
莊淑涴
謹啟

二零零三年三月二十七日

1. 責任聲明

本文件所載資料，乃遵照上市規則所規定提供有關此須予披露之交易及本公司之資料。

董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實，以致其所載之任何聲明有誤導成份。

2. 權益披露

於最後實際可行日期，本公司之董事及主要行政人員在本公司及其相聯法團(定義見披露權益條例)之股本或債務證券中，擁有根據披露權益條例第28條之規定，須知會本公司及聯交所之權益(包括根據披露權益條例第31條或附件第一部，任何有關本公司之董事及主要行政人員被視為或當作擁有之權益)或擁有根據披露權益條例第29條，須記錄於該條例所指之登記名冊內之權益，或擁有根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益如下：

姓名	個人權益	家族權益	公司權益	其他權益
莊淑涴女士 (「莊女士」)(附註)	無	無	2,631,200,000股 股份及 273,840,000份 認股權證	無

附註：China Spirit Limited(「China Spirit」)擁有67.7%之附屬公司Vigor持有2,631,200,000股本公司股份及273,840,000份本公司認股權證，而莊女士則擁有China Spirit 100%之實益權益。

除上文所披露外，於最後實際可行日期，各本公司之董事或主要行政人員概無於本公司或其任何相聯法團(定義見披露權益條例)之證券中，擁有根據披露權益條例第28條，須知會本公司及聯交所之任何證券權益(包括根據披露權益條例第31條或附件第一部，任何該等董事或主要行政人員被視為或當作擁有之權益)，亦無擁有根據披露權益條例第29條須記錄於該條例所指之登記名冊內之股本權益，或擁有根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益。

3. 主要股東

就董事所知，於最後實際可行日期，根據披露權益條例第16(1)條規定本公司存置之主要股東名冊所載，下列人士(不包括本公司董事或主要行政人員)直接或間接擁有任何類別股本(附帶權利，可於本集團任何成員公司之股東大會上，在所有情形下投票)之面值10%或以上權益：

名稱	所持股份數目	百分比
China Spirit (附註)	2,631,200,000	28.33
Vigor	2,631,200,000	28.33

附註： Vigor為China Spirit擁有67.7%之附屬公司。因此，根據披露權益條例，China Spirit被視為擁有2,631,200,000股股份。

除上文所披露外，就董事所知，於最後實際可行日期，並無人士直接或間接擁有任何類別股本(附帶權利，可於本集團任何成員公司之股東大會上，在所有情況下投票)或任何涉及該股本之購股權之面值10%或以上權益。

4. 董事之服務合約

於最後實際可行日期，各董事概無與本公司或其任何附屬公司訂立本集團不得於一年內終止而不給予補償(法定補償除外)之服務合約。

5. 訴訟

除下文披露外，於最後實際可行日期，本公司或其任何附屬公司概無牽涉任何重大訴訟或索償要求，而據董事所知，本集團任何成員公司亦無任何尚未了結或可能提出或面臨威脅之重大訴訟或索償要求：

(a) 於一九九八年十一月，nCube Corporation(「nCube」)向本公司之附屬公司香港數碼電視有限公司(「數碼電視」，前稱星光互動電視有限公司)及Star Telecom Services Limited(「STSL」，前稱香港星光國際網絡有限公司)發出令狀，就指稱數碼電視向nCube購買兩套MediaCube 3000系統，提出索償約1,980,000.00美元(即購買價，約相當於15,305,000.00港元)連同利息之款項。數碼電視及STSL均與nCube無關連，而nCube則只是供應MediaCube 3000系統予數碼電視之供應商。nCube對STSL提出索償乃以數碼電視與nCube之間之合約上之STSL蓋章為基礎。STSL已徵詢法律意見，而法律意見認為STSL 不大可能要對nCube 之索償負上法律責任。數碼電視亦正對nCube之索償作出抗辯，並已徵詢法律意見。

根據法律意見，數碼電視有合理依據就有關索償提出抗辯。因此，董事認為，毋須就該等索償提取任何撥備，且並無於截至二零零一年十二月三十一日止年度之財務報表中，作出任何有關撥備。數碼電視已於一九九八年十二月十四日提交答辯書，而nCube自該日起並未就有關訴訟採取進一步行動。有關訴訟於最後實際可行日期並無任何進展。

(b) Stellar One Corporation（「Stellar One」）根據香港公司條例第178條於一九九八年十一月，向數碼電視發出要求償還約1,152,000.00美元（約相當於8,983,000.00港元）之法定付款要求。Stellar One於一九九八年十二月提出一項將數碼電視清盤之呈請，數碼電視對此項呈請作出強烈抗辯。數碼電視已申請一項針對Stellar One之繳付訟費保證金令。於一九九九年五月四日，法院下令Stellar One於一九九九年五月七日或之前支付200,000.00港元予法院，作為數碼電視之訟費保證金。Stellar One並未向法院支付該款項。

該項呈請已於一九九九年十一月撤銷，而Stellar One被命令向數碼電視支付堂費253,952.00港元。Stellar One已表示其將會要求Honolulu法院作出仲裁，以追討有關款項。

於最後實際可行日期，數碼電視已徵詢法律意見，有關仲裁訴訟並未展開。根據法律意見，數碼電視有合理依據就有關索償提出抗辯。因此，董事認為，毋須就該等索償提取任何撥備，且並無於截至二零零一年十二月三十一日止年度之財務報表中，作出任何有關撥備。

6. 其他事項

(i) 本公司之秘書為馮靖文女士，彼為英國特許秘書及行政人員公會會員。

(ii) 本公司之註冊辦事處為Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda。

(iii) 本公司之股份過戶登記處香港分處為登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

(iv) 本通函之中、英文本如有歧異，概以英文本為準。

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this offer or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in Fortuna International Holdings Limited, you should at once hand this document and the accompanying Form of Acceptance to the purchaser(s) or transferee(s) or to the bank or stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s). This document should be read in conjunction with the accompanying Form of Acceptance, the contents of which form part of the terms of the Offer contained herein.

China Online (Bermuda) Limited
(incorporated in Bermuda with limited liability)

Sincere Way Limited
(incorporated in the British Virgin Islands with limited liability)

VOLUNTARY CONDITIONAL OFFER

BY

SUN HUNG KAI INTERNATIONAL LIMITED

ON BEHALF OF

SINCERE WAY LIMITED

FOR ALL THE ISSUED SHARES OF

FORTUNA INTERNATIONAL HOLDINGS LIMITED

OTHER THAN THOSE HELD BY SINCERE WAY LIMITED AND PARTIES ACTING IN CONCERT WITH IT

ACCEPT THE OFFER

The procedures for acceptance and settlement of the Offer are set out on page 12 and 13 and in Appendix I of this document and in the accompanying Form of Acceptance. Acceptances of the Offer must be received by the Registrars, Secretaries Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, by no later than 4:00 p.m. on Monday, 26th May, 2003 or such later date as the Offeror may determine and announce.

27th March, 2003

CONTENTS

EXPECTED TIMETABLE

	2003
Offer opens	Thursday, 27th March
Latest date of posting the Offeree Document *(Note 1)*	on or before Thursday, 10th April
Latest time for acceptance of the Offer	4:00 p.m. on Monday, 26th May
First closing date of the Offer *(Note 2)*	Monday, 26th May
Latest time by which the Offer could be declared unconditional (other than the acceptance condition) in all respects *(Note 3)*	Monday, 16th June
Latest time for posting of remittances to Shareholders who accept the Offer by the First Closing Date *(Note 4)*	Thursday, 26th June

Notes:

1. Under the Takeovers Code, the Company is required to post the Offeree Document to Shareholders within 14 days of posting of the Offer Document (unless the Executive consents to a later date).

2. In accordance with the Takeovers Code, except with the consent of the Executive, the Offer may not become or be declared unconditional as to acceptances after midnight on the 60th day this document was posted. Accordingly, unless the Offer has become or been declared unconditional as to acceptances, the Offer will be closed on Monday, 26th May, 2003.

3. In the event that the Offer has not been declared or become unconditional in all respects on or before Monday, 16th June, 2003, being 21 days after the First Closing Date (or such later date as the Executive may consent to), the Offer will lapse.

4. Remittance in respect of the consideration payable for the Shares tendered under the Offer will be posted to Shareholders within 10 days of the later of (i) the date of receipt by the Registrars of all the relevant documents to render the acceptance under the Offer complete and valid; and (ii) the date when the Offer becomes or is declared unconditional.

5. If the Offer becomes unconditional, it will remain open for acceptance for not less than 14 days from the date on which the Offeror announces that the Offer has become unconditional.

In this document, unless the context otherwise requires, the following expression have the following meanings:

"Announcement"	the announcement dated 7th March, 2003 made by the Offeror regarding the terms and conditions of the Offer
"Annual Report"	the 2001 annual report of the Company dated 26th April, 2002
"Board"	the board of Directors of the Company
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"China Online"	China Online (Bermuda) Limited, a company incorporated in Bermuda with limited liability and the securities of which are listed on the main board of the Stock Exchange
"Company"	Fortuna International Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"Director(s)"	the director(s) of the Company
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director
"First Closing Date"	being the 60th day after the despatch of the offer document relating to the Offer to the Shareholders by or on behalf of the Offeror (or such later date as the Offeror may, subject to the consent of the Executive, decide)
"Form of Acceptance"	the forms of acceptance and transfer in respect of the Offer which accompany this document
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Interim Report"	the interim report of the Company dated 24th September, 2002
"Latest Practicable Date"	24th March, 2003, being the latest practicable date prior to the printing of this document for ascertaining certain information referred to in this document

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Offer"	the voluntary conditional offer to be made by SHKIL on behalf of the Offeror to acquire all the issued Shares other than those held by the Offeror and parties acting in concert with it at HK$0.02 each in cash
"Offer Document"	this document setting out the details of the Offer, and the accompanying forms of acceptance and transfer, to be sent to Shareholders
"Offeree Document"	the response document in respect of the Offer to be issued by the Company to Shareholders in accordance with the Takeovers Code
"Offeror"	Sincere Way Limited, a company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of China Online
"Offer Price"	being HK$0.02 per Share
"Registrars"	Secretaries Limited, G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, an agent appointed by the Offeror responsible for share registration relating to the Offer
"Share(s)"	Share(s) of HK$0.01 each in the issued share capital of the Company
"Shareholders"	holders of the Shares
"SHKIL"	Sun Hung Kai International Limited, an investment adviser and exempt dealer registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
"SFC"	Securities and Futures Commission
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers

Sincere Way Limited
47/F, China Online Centre
333 Lockhart Road
Wanchai
Hong Kong

27th March, 2003

To the Shareholders,

Dear Sir or Madam,

**VOLUNTARY CONDITIONAL OFFER
BY
SUN HUNG KAI INTERNATIONAL LIMITED
ON BEHALF OF
SINCERE WAY LIMITED
FOR ALL THE ISSUED SHARES OF
FORTUNA INTERNATIONAL HOLDINGS LIMITED
OTHER THAN THOSE HELD BY SINCERE WAY LIMITED AND
PARTIES ACTING IN CONCERT WITH IT**

We are writing to you to explain why we believe it is in your interests to accept the Offer, full details of which are contained in this document of which this letter forms part.

REASONS FOR YOU TO ACCEPT THE OFFER

1. **Attractive Offer Price**

The Offer Price represents a substantial premium to market prices of the Shares. It represents a premium of approximately 81.8% to the closing price of HK$0.011 per Share on 3rd March, 2003, being the last trading day in respect of the Shares prior to the announcement of the Offer, and approximately 96.1% premium to the 10-day average closing price of HK$0.0102 per Share ended on 3rd March, 2003, and a premium of approximately 11.1% to the closing price of HK$0.018 per Share on the Latest Practicable Date.

In addition, trading volume of Shares on the Stock Exchange was low. During the period from March 2002 to February 2003, the lowest average daily trading volume of Shares was recorded in December 2002 during which an average of only 366,631 Shares was traded daily, representing merely approximately 0.009% of 3,993,409,113 Shares in issue, as set out in the Interim Report.

Set out below is the average daily trading volume of Shares on the Stock Exchange during the period from March 2002 to February 2003:

	Average daily trading volume *(shares)*	Approximate percentage of Shares in issue *(%)*
2002		
March	532,500	0.013
April	2,181,650	0.055
May	3,626,324	0.091
June	701,996	0.018
July	2,669,955	0.067
August	1,759,954	0.044
September	1,311,738	0.033
October	1,110,117	0.028
November	1,017,581	0.025
December	366,631	0.009
2003		
January	596,857	0.015
February	434,947	0.011

The Offer represents an opportunity for the Shareholders to exit, that is, to dispose the Shares, in an inactive market, for cash at a price substantially higher than market prices.

2. **Continuous decline in share price**

The Shares have been consistently trading at a discount during the period from March 2002 to February 2003 to the net asset value per Share (approximately HK$0.05 per Share as at 30th June, 2002, based on the Interim Report) of the Group.

In addition, market prices of the Shares have shown a declining trend during the period from March 2002 to February 2003. Set out below is the average closing price of Shares quoted on the Stock Exchange during the period from March 2002 to February 2003:

	Average closing price *(HK$)*
2002	
March	0.0274
April	0.0246
May	0.0281
June	0.0294
July	0.0258
August	0.0185
September	0.0153
October	0.0136
November	0.0128
December	0.0133
2003	
January	0.0117
February	0.0106

During the above period, the lowest average closing price of HK$0.0106 was recorded in February 2003 which represent 78.8% discount to net asset value per Share (approximately HK$0.05 per Share as at 30th June, 2002, based on the Interim Report) of the Group.

The Offer provides a chance for the minority Shareholders to liquidate their shareholdings at a level closer to the Group's net asset value per Share.

3. **Reactivate the Company**

In February 2002, the Company announced that an order was granted by the High Court of South Africa (Witwatersrand Local Division) to wind up Oryx Tanning Co. (Pty) Limited ("Oryx Tanning") on 29th January, 2002, and three separate orders were granted by the High Court of South Africa (Witwatersrand Local Division) to wind up Kenwell Cape Farm (Pty) Limited ("Kenwell Capefarm"), Kenwell Farms (Pty) Limited ("Kenwell Farm") and Oryx Abattoir Property (Pty) Limited ("Oryx Abattoir"). Oryx Tanning, Kenwell Capefarm, Kenwell Farm and Oryx Abattoir are all indirect wholly-owned subsidiaries of the Company.

Oryx Tanning is engaged in the business of processing and trading of ostrich skins and meat. Kenwell Capefarm and Kenwell Farm are engaged in the business of ostrich farming. Oryx Abattoir is engaged in the business of property holding which includes a factory for ostrich skin tanning. Due to the winding up orders, the Group's ostrich business is affected.

According to the Interim Report, for the six month ended 30th June, 2002, the Group recorded a turnover of HK$79.6 million (2001:HK$116 million). The decrease in turnover was mainly due to the ceasing of the ostrich business in January 2002 and the absence of new business segments to replace the discontinued ostrich business.

According to the Annual Report, ostrich business accounted for approximately 21% of the Group's turnover for the year ended 31st December, 2001 (2000: 28%). Ostrich business also accounted for approximately 5% of the Group's gross profit for the year ended 31st December, 2001 (2000: 27%).

Based on the Annual Report, the Company currently owns an indirect interest of 49% in Dong Feng Shao Xing Wine Co., Ltd., which is the Company's existing principal production and trading arms of wines.

The Offeror considers that by introducing new management and perspective into the Company, the Group can improve its level of business activities, better realise the value of the Group's asset base and reactivate the Group as an active participant in the business of production and distribution of wine in the PRC market.

REASONS FOR MAKING THE OFFER

The Shares have been consistently trading at a discount to the net asset value per Share (approximately HK$0.05 per Share as at 30th June, 2002, based on the Interim Report) of the Group and minority Shareholders may experience difficulties in liquidating their shareholding in the Company since the trading volume of the Shares has been persistently low. The Offer provides a chance for the minority Shareholders to liquidate their shareholdings at a level closer to the Group's net asset value per Share. Upon completion of the Offer, the Company will become a subsidiary of China Online. Although the Company recorded net loss for each of the two years ended 31st December, 2001, and the Offer Price represents a premium to market prices, the directors of China Online consider that the Offer represents an opportunity for China Online to widen its business scope and to participate in production and distribution of wines in China. The directors of China Online consider that diversification into the wine business is in the interest of China Online and its shareholders as China represents a market of large potential demand for wines. Furthermore, the Offeror will assist the Board to review business and operation of the Group. The Offer Price also represents a discount of approximately 60% to the net asset value per Share (approximately HK$0.05 per Share as at 30th June, 2002, based on the Interim Report) of the Group. Based on the above, the directors of China Online consider the Offer to be in the interest of China Online and its shareholders.

INTENTION OF THE OFFEROR

It is the intention of the Offeror to maintain the existing principal activities of the Company, and the Offeror has no intention of injecting any material assets or businesses into the Group immediately after the Offer. The Offeror intends to hold its interest in the Company as a long term investment and it is the intention of the Offeror that it will nominate new directors representing a majority in number of the members of the Board upon successful completion of the Offer. The Offeror will also assist the Board to review the business and operations of the Group with a view to rationalising and increasing

the business activities and performance of the Group and appropriate course of action, if any, will be decided after such review. Subject to the above review, the Offeror has no plans for any change to the existing staff structure of the Group or redeployment of fixed assets of the Company. The directors of China Online have extensive experience in corporate restructuring and management and, if necessary, would identify suitable candidate for management of the Group upon completion of the Offer.

The Offeror does not intend to avail itself of any powers of compulsory acquisition of any Shares, but reserves the right to do so.

GENERAL

The Board has been notified on 3rd March, 2003 of the Offeror's intention to make the Offer.

Yours faithfully,
For and on behalf of
Sincere Way Limited
Chong Sok Un
Director

新鴻基國際有限公司
SUN HUNG KAI INTERNATIONAL LIMITED

27th March, 2003

To the Shareholders

Dear Sir/Madam,

VOLUNTARY CONDITIONAL OFFER
BY
SUN HUNG KAI INTERNATIONAL LIMITED
ON BEHALF OF
SINCERE WAY LIMITED
FOR ALL THE ISSUED SHARES OF
FORTUNA INTERNATIONAL HOLDINGS LIMITED
OTHER THAN THOSE HELD BY SINCERE WAY LIMITED AND
PARTIES ACTING IN CONCERT WITH IT

INTRODUCTION

The Offeror announced on 7th March, 2003, that SHKIL, on its behalf, would make a voluntary conditional offer for all the issued shares of the Company other than those held by the Offeror and parties acting in concert with it.

This letter, Appendix I of the Offer Document of which this letter forms part and the Form of Acceptance together set out the terms and conditions of the Offer and certain related information. Your attention is drawn to the letter from the Offeror which is set out in the Offer Document immediately prior to this letter, and which sets out, among other things, the reasons for the Offer and the intention of the Offeror with regard to the Company.

TERMS OF THE OFFER

On behalf of the Offeror, SHKIL will make a voluntary conditional offer for all the Shares other than those held by the Offeror and parties acting in concert with it on the following basis:

For each Share . . . . HK$0.02 in cash

The Shares will be acquired by the Offeror fully paid and free from all liens, charges, pledges, options, encumbrances and any other third party rights or interests of any nature whatsoever and together with all rights, benefits, and entitlements attaching and accruing thereto as of 3rd March, 2003 and thereafter including the right to receive all dividends, rights and distributions declared, paid or made on or after 3rd March, 2003 (including any dividend which may be declared, paid or made by the Company in respect of the financial year ended 31st December, 2002).

THE OFFER

The Shares have been consistently trading at a discount to the net asset value per Share (approximately HK$0.05 per Share as at 30th June, 2002, based on the Interim Report) of the Group. The Offer Price of HK$0.02 per Share represents a premium of approximately 81.8% to the closing price of HK$0.011 per Share quoted on the Stock Exchange on 3rd March, 2003, being the last trading day before suspension in trading of the Shares on the Stock Exchange. The Offer Price also represents approximately 96.1% premium to the 10-day average closing price of HK$0.0102 per Share ended on 3rd March, 2003 and a premium of approximately 11.1% to the closing price of HK$0.018 per Share on the Latest Practicable Date.

Assuming there are 3,993,409,113 Shares in issue (as set out in the Interim Report), based on HK$0.02 per Share, the Offer values the entire issued share capital of the Company at approximately HK$79.87 million.

OTHER INFORMATION

Based on the Interim Report, which is the latest public information available, there are no outstanding convertible securities, options or warrants issued by the Company. In the event that any convertible securities, options or warrants carrying rights in the share capital of the Company are later found to be in issue and/or outstanding, comparable offers will be made for them in compliance with the Takeovers Code.

The Offeror, China Online, Vigor Online Offshore Limited ("Vigor") and Ms. Chong Sok Un (chairman of China Online) and parties acting in concert with any one of them have a beneficial interest in 62,268,000 Shares in the Company, representing approximately 1.56% of its issued share capital. There have been no dealings in the Shares by the Offeror or parties acting in concert with it in the six months prior to 7th March, 2003. Save as the above 1.56% interest in the Company, no connected person of China Online is a shareholder of the Company.

The Offer will be financed by internal resources and/or borrowings from Standard Chartered Bank. SHKIL is satisfied that there are sufficient resources available to the Offeror to satisfy acceptance of the Offer in full. The Offeror does not expect the payment of interest on, repayment of or security for any liability will depend to any significant extent on the business of the Company.

CONDITIONS OF THE OFFER

The Offer is subject to the following conditions:

(i) the whole of the issued share capital of the Company continuing to be listed, without being suspended, except for the suspension pending the release of the announcement in relation to the Offer, and dealt in on the Stock Exchange from 3rd March, 2003 up to and including the 21st day after the First Closing Date;

(ii) the listing of the Shares on the Stock Exchange shall not have been withdrawn or the Stock Exchange not having indicated in writing that such listings are likely to be withdrawn, and neither the SFC nor the Stock Exchange having indicated in writing that they will object to such listing;

(iii) there being no resolution, petition or order for the winding up of the Company or any of its subsidiaries and associated companies as defined in the Companies Ordinance, Cap. 32, of the Laws of Hong Kong (or if there is any of such resolution, petition or order for winding up, the withdrawal thereof) and no receiver having been appointed in respect of the Company or any of its subsidiaries and associated companies as defined in the Companies Ordinance, Cap. 32, of the Laws of Hong Kong or any part of the assets thereof from 3rd March, 2003 up to and including the 21st day after the First Closing Date;

(iv) the Offeror receiving acceptances in respect of Shares which together with Shares held or acquired or agreed to be acquired by it and persons acting in concert with it before or during the Offer, will result in the Offeror and persons acting in concert with it holding more than 50% of the voting rights of the Company; and

(v) any necessary consent or approval (including approval in principle) of any applicable governmental or regulatory body having been obtained pursuant to the provisions of any ordinance, rules and regulations in Hong Kong and overseas.

The Offeror reserves the right to waive, in whole or in part, all or any of the above conditions, other than conditions (iv) and (v). Except with the consent of the Executive, all conditions, other than condition (iv), must be fulfilled or waived by the Offeror at its absolute discretion, as the case may be, or the Offer must lapse, within 21 days after the First Closing Date of the Offer or of the date the Offer becomes or is declared unconditional as to acceptances, whichever is the later.

INFORMATION ABOUT THE OFFEROR

The Offeror is a private company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of China Online. It has carried on no activities prior to the making of the Offer and will not carry on business other than the making of the Offer and the holding of its interest in the Shares tendered under the Offer, on and subject to the terms of the Offer.

China Online is listed on the main board of the Stock Exchange and is owned as to 28.33% by Vigor. Vigor is the single largest shareholder of China Online and is owned as to 67.7% by Ms. Chong Sok Un. The remaining 32.3% interest in Vigor is owned by Miltac Limited. Miltac Limited is ultimately owned by Lippo Cayman Limited, which is wholly owned by Lanius Limited, the trustee of a trust, the beneficiaries of which include Dr. Mochtar Riady, Mr. James Riady, Mr. Stephen Riady and their respective family members. China Online is an investment holding company and through its subsidiaries engaged in sale and distribution of telecommunication and information technology products and equipment, intelligent building system integration and strategic investment. China Online intends to continue its principal businesses.

None of the Shareholders has indicated to the Offeror nor any person acting in concert with it any irrevocable commitment to accept the Offer.

The Offeror, China Online, Vigor, Ms. Chong Sok Un and Miltac Limited are independent of, not connected with and not acting in concert with the directors, chief executive, substantial shareholders of the Company and any of its subsidiaries or their respective associates as such persons were disclosed in the Annual Report.

INFORMATION ABOUT THE COMPANY

The issued Shares are listed on the main board of the Stock Exchange. On the basis of the Annual Report, the Group is principally engaged in the production and distribution of wines.

According to the Interim Report, the unaudited consolidated turnover for the six months ended 30th June, 2002 was approximately HK$79.6 million. The unaudited net loss from ordinary activities attributable to Shareholders for the six months ended 30th June, 2002 was approximately HK$2.9 million. The unaudited consolidated net assets of the Company as at 30th June, 2002 were approximately HK$196.8 million.

Set out below is the audited net losses recorded by the Company for each of the two years ended 31st December, 2001:

	2001	**2000**
	HK$'000	*HK$'000*
Loss before tax	(326,908)	(65,296)
Tax	(6,392)	(7,564)
Loss before minority interests	(333,300)	(72,860)
Minority interests	(8,059)	(9,515)
Net loss from ordinary activities attributable to shareholders	(341,359)	(82,375)

STAMP DUTY

Seller's ad valorem stamp duty arising in connection with acceptances of the Offer, amounting to HK$1.00 for every HK$1,000 or part thereof of the consideration payable in respect of the relevant acceptance, will be payable by the Shareholders who accept the Offer and be deducted from the proceed due to such Shareholder under the Offer.

MAINTAINING THE LISTING OF THE COMPANY

It is the intention of the directors of the Offeror to maintain the listing of the Shares on the main board of the Stock Exchange after the close of the Offer. The directors of the Offeror will undertake to the Stock Exchange that appropriate steps will be taken to ensure that sufficient public float exists for the Shares.

The Stock Exchange has stated that, if less than 25% of the issued Shares are in public hands at the close of the Offer, or if the Stock Exchange believes that a false market exists or may exist in the trading of the Shares or that there are insufficient Shares in public hands to maintain an orderly market, it will consider exercising its discretion to suspend dealings in the Shares.

If the Company remains a listed company, the Stock Exchange will closely monitor all acquisitions or disposals of assets by the Company. Under the Listing Rules, the Stock Exchange has the discretion to require the Company to issue an announcement and a circular to its shareholders irrespective of the size of the proposed transaction, particularly when such proposed transaction represents a departure from the principal activities of the Company. The Stock Exchange also has the power pursuant to the Listing Rules to aggregate a series of transactions and any such transactions may result in the Company being treated as if it were a new listing applicant and subject to the requirement for new applicants as set out in the Listing Rules.

PROCEDURES FOR ACCEPTANCE AND SETTLEMENT

(a) Procedures for acceptance

In order to accept the Offer for your Shares, you must complete the relevant Form of Acceptance, in accordance with the instructions printed thereon, which instructions form part of the terms of the Offer. The completed relevant Form of Acceptance should then be forwarded with the relevant share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title for not less than the number of Shares in respect of which you accept the Offer, by post or by hand (marked "Fortuna Offer") on the envelope to the Registrars at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible but in any event so as to reach the Registrars not later than 4:00 p.m. on Monday, 26th May, 2003 or such later time and/or date as the Offeror may determine and announce. No acknowledgement of receipt of any form of acceptance and transfer, share certificate(s), transfer receipt(s) or other document(s) of title will be given. Your attention is also drawn to the Further Terms of the Offer set out in Appendix I of the Offer Document and in the Form of Acceptance.

(b) **Settlement**

Provided that the relevant Form of Acceptance, any relevant share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or a satisfactory indemnity or indemnities required in respect thereof) are received by the Registrars no later than 4:00 p.m. on Monday, 26th May, 2003 and are duly completed, a remittance for the amount due to you under the Offer will be posted or despatched in accordance with the authority contained in the relevant Form of Acceptance within 10 days of the later of (i) the date on which all the relevant documents are received by the Registrars so as to render such acceptance complete and valid; and (ii) the date when the Offer becomes or is declared unconditional.

If the Offer does not become unconditional within the time permitted by the Takeovers Code, your Form of Acceptance and share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) received by the Offeror will be returned to you or your designated agent by post or such documents will be made available by the Registrars for collection, as soon as possible but in any event within 10 days of the Offer having lapsed. Where you have forwarded one or more transfer receipt(s) and in the meantime one or more share certificate(s) has/have been collected on your behalf in respect thereof, you will be sent such share certificate(s) and/or any other document(s) of title by post in lieu of the transfer receipt(s).

The attention of Shareholders with registered addresses outside Hong Kong is drawn to paragraph (j) of the section headed "General" in Appendix I of the Offer Document.

All documents, share certificates and remittances sent to the Shareholders through the post will be sent to them, at their own risk, at their respective addresses as they appear in the register of members of the Company, unless otherwise specified in paragraph 1(c) of the Form of Acceptance completed and returned by the relevant Shareholders. All such documents, share certificates and remittances will be sent at the risk of the persons entitled thereto and none of the Offeror, SHKIL or the Registrars will be responsible for any loss or delay in transmission or any other liabilities whatsoever that may arise as a result thereof or in connection therewith.

(c) **Right of withdrawal**

Pursuant to the Takeovers Code, an accepting Shareholder is entitled to withdraw his acceptance after 21 days from the first closing date of the Offer, if the Offer has not by then become unconditional as to acceptance. This entitlement to withdraw is exercisable until such time as the Offer becomes or is declared unconditional as to acceptances.

TAXATION

Shareholders are recommended to consult their own professional advisers if they are in any doubt as to the taxation implications of their accepting the Offer. It is emphasized that none of the Offeror, SHKIL, or any of their respective directors or any other person involved in the Offer accepts responsibility for any tax effects on, or liabilities of, any person or persons as a result of their acceptance of the Offer.

GENERAL

In accordance with the Takeovers Code, the Company is required to (i) form an independent board committee to consider the Offer and report to the Shareholders on the Offer; and (ii) appoint an independent financial adviser to advise the independent board committee regarding the Offer.

In accordance with the Takeovers Code, the Company is required to despatch the Offeree Document containing, among others, the advice from the independent board committee and the independent financial adviser to Shareholders relating to the Offer by 10th April, 2003.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendices to the Offer Document, in particular, Further Terms of the Offer in Appendix I.

Yours faithfully,
For and on behalf of
Sun Hung Kai International Limited
Manus Tam **Eric Shum**
Director *Director*

A. PROCEDURES FOR ACCEPTANCE

(a) If the certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) in respect of your Shares is/are in your name and you wish to accept the Offer, you must send the relevant duly completed Form of Acceptance together with the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) to the Registrars.

(b) If the certificate(s) and/or transfer receipt(s) and/or any other document(s) of title in respect of your Shares is/are in the name of a nominee company or some name other than your own, and you wish to accept the Offer, you must either:

(i) lodge your Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title with the nominee company, or other nominee, with instructions authorising it to accept the Offer on your behalf and requesting it to deliver the relevant Form of Acceptance duly completed together with the relevant Share certificate(s) and/or transfer receipt(s) and/or other document(s) of title to the Registrars; or

(ii) arrange for the Shares to be registered in your name by the Company through its registrar and send the relevant Form of Acceptance duly completed together with the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title to the Registrars.

(c) If your Shares have been lodged with your broker/custodian bank through CCASS, instruct your broker/custodian bank to authorise HKSCC Nominees Limited to accept the Offer on your behalf on or before the deadline set out by HKSCC Nominees Limited, in this case, on Friday, 23rd May, 2003 which is one business day before the latest date on which acceptances of the Offer must be received by the Registrars. In order to meet the deadline set by HKSCC Nominees Limited, you should check with your broker/custodian bank for the timing of processing your instructions, and submit your instructions to your broker/custodian bank as required by them; or

if your Shares have been lodged with your Investor Participant Account with CCASS, authorise your instruction via the CCASS Phone System or CCASS Internet System not later than one business day before the latest date on which acceptances of the Offer must be received by the Registrars, which is Friday, 23rd May, 2003 in this case.

(d) If you have lodged transfer(s) of Shares for registration in your name and have not yet received your Share certificate(s) and you wish to accept the Offer, you should nevertheless complete the relevant Form of Acceptance and deliver it to the Registrars together with the transfer receipt(s) duly signed by yourself. Such action will be deemed to be an authority

to the Offeror or its agent(s) to collect from the Company or its registrars on your behalf the relevant Share certificate(s) when issued and to deliver such certificate(s) to the Registrars and to authorise and instruct the Registrars to hold such certificate(s), subject to the terms of the Offer, as if it was/they were delivered to the Registrars with the relevant Form of Acceptance.

(e) If the Share certificate(s) and/or transfer receipt(s) and/or other document(s) of title is/ are not readily available and/or is/are lost and you wish to accept the Offer, the relevant Form of Acceptance should nevertheless be completed and delivered to the Registrars and the relevant Share certificate(s) and/or transfer receipt(s) and/or other document(s) of title should be forwarded to the Registrars as soon as possible thereafter.

(f) Acceptance of the Offer will not be treated as valid unless:

(i) it is received by the Registrars on or before 4:00 p.m. on Monday, 26th May, 2003 and the Registrars has recorded that the acceptance and any relevant documents as required by the Note 1 to the Rule 30.2 of the Takeovers Code have been so received; and

(ii) the Form of Acceptance is duly completed and is:

— accompanied by the Share certificates in respect of the relevant Shares and if those certificates are not in the name of the accepting Shareholders, such other documents (e.g. a duly stamped transfer of the relevant Shares in blank or in favour of the accepting Shareholders executed by the registered holder) in order to establish the right of the accepting Shareholders to become the registered holder of the relevant Shares; or

— from a registered holder or his personal representatives (but only up to the amount of the registered holding and only to the extent that the acceptance relates to the Shares which are not taken into account under another subparagraph of this paragraph (ii)); or

— certified by the Registrars or the Stock Exchange.

If the Form of Acceptance is executed by a person other than the registered holder, appropriate evidence of authority (e.g. grant of probate or certified copy of a power of attorney) must be produced.

(g) No acknowledgement of receipt for any Forms of Acceptance, Share certificate(s), transfer receipts and/or any other document(s) of title will be given.

B. ACCEPTANCE PERIOD AND REVISIONS

(a) The Offeror reserves the right, subject to the Takeovers Code, to revise or extend the Offer after the despatch of this document either in respect of its terms and conditions or the value or nature of the consideration offered or otherwise. If the Offeror revises its terms, all Shareholders, whether or not they have already accepted the Offer, will be entitled to the revised terms. A revised offer will be kept open for at least 14 days following the date on which the revised offer document is posted.

(b) Unless the Offer has previously been extended or revised or has previously become or been declared unconditional, the Offer will be closed on Monday, 26th May, 2003. The latest time for acceptances of the Offer is 4:00 p.m. on Monday, 26th May, 2003.

(c) If the Offer becomes unconditional, it will remain open for acceptance for not less than 14 days from the date on which the Offeror announces that the Offer has become unconditional.

(d) The Offer shall not be capable of becoming unconditional in all respects after midnight on Monday, 16th June, 2003 except with the consent of the Executive.

(e) If the Offer is extended or revised, the announcement of such extension or revision will state the next closing date. If the Offer is extended or revised, it will remain open for acceptance for a period of not less than 14 days from the posting of the revised document. The benefit of any revision of the Offer will be available to any Shareholder who has previously accepted the Offer. The execution by or on behalf of any Shareholder who has previously accepted the Offer of a Form of Acceptance shall be deemed to constitute acceptance of the revised Offer unless such Shareholder becomes entitled to withdraw his or her acceptance and duly does so.

(f) In order to be valid, acceptances must be received by the Registrars in accordance with the instructions printed on the relevant form(s) of acceptance and transfer by 4:00 p.m. on the closing date of the Offer, unless the Offer is extended or revised.

(g) The Offeror may introduce new conditions to be attached to any revision to any of the Offer, or any subsequent revision thereof but only to the extent necessary to implement the revised Offer and subject to the consent of the Executive.

(h) If the closing date of the Offer is extended, any reference in this Offer Document and in the Forms of Acceptance to the closing date shall, except where the context otherwise requires, be deemed to refer to the closing date of the Offer as so extended.

C. ANNOUNCEMENTS

(a) By 6:00 p.m. (or such later time as the Executive in exceptional circumstances permit), on the closing date, the Offeror shall inform the Executive and the Stock Exchange of its decision in relation to the revision or the extension or expiry or unconditionality of the Offer. The Offeror shall publish an announcement on the website of the Stock Exchange by 7:00 p.m. on the closing date of the Offer stating whether the Offer has been revised or extended, has expired or has become or been declared unconditional. The Offeror shall republish such announcement (in accordance with paragraph (c) below) on the next business day after the closing date of the Offer stating whether the Offer has been revised or extended, has expired or has become or been declared unconditional. The announcement shall state the total number of the Shares:

— for which acceptances of the Offer have been received;

— held, controlled or directed by the Offeror or persons acting in concert with it before the offer period; and

— acquired or agreed to be acquired during the offer period by the Offeror or any persons acting in concert with it.

The announcement shall include the details of voting rights, rights over shares, derivatives and arrangements as required by Rule 3.5(c), (d) and (f) of the Takeovers Code. The announcement shall also specify the percentages of the relevant classes of share capital, and the percentages of voting rights, represented by these numbers.

If the Offeror is unable to comply with any of the requirements of Rule 19 of the Takeovers Code, the Executive may require that acceptors be granted a right of withdrawal, on terms acceptable to the Executive, until the requirements of Rule 19 can be met.

(b) In computing the number of the Shares represented by acceptances, there will be included, for announcement purposes, acceptances which are not in all respects in order or are subject to verification. The number of these acceptances will be separately stated.

(c) As required under the Takeovers Code, all announcements in relation to the Offer, in respect of which the Executive has confirmed that it has no further comments, must be published as a paid announcement in at least one leading English language newspaper and one leading Chinese language newspaper, being in each case a newspaper which is published daily and circulating generally in Hong Kong.

D. RIGHT OF WITHDRAWAL

Pursuant to the Takeovers Code, an accepting Shareholder is entitled to withdraw his acceptance after 21 days from the first closing date of the Offer, if the Offer has not by then become unconditional as to acceptance. This entitlement to withdraw is exercisable until such time as the Offer becomes or is declared unconditional as to acceptances.

E. SETTLEMENT

Provided that the relevant Form of Acceptance, any relevant share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or a satisfactory indemnity or indemnities required in respect thereof) are received by the Registrars no later than 4:00 p.m. on Monday, 26th May, 2003 and are duly completed, a remittance for the amount due to you under the Offer will be posted or despatched in accordance with the authority contained in the relevant Form of Acceptance within 10 days of the later of (i) the date on which all the relevant documents are received by the Registrars so as to render such acceptance complete and valid; and (ii) the date when the Offer becomes or is declared unconditional.

If the Offer does not become unconditional within the time permitted by the Takeovers Code, your Form of Acceptance and share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) received by the Offeror will be returned to you or your designated agent by post or such documents will be made available by the Registrars for collection, as soon as possible but in any event within 10 days of the Offer having lapsed. Where you have forwarded one or more transfer receipt(s) and in the meantime one or more share certificate(s) has/have been collected on your behalf in respect thereof, you will be sent such share certificate(s) and/or any other document(s) of title by post in lieu of the transfer receipt(s).

The attention of Shareholders with registered addresses outside Hong Kong is drawn to paragraph (j) of the section headed "General" in Appendix I of the Offer Document.

All documents, share certificates and remittances sent to the Shareholders through the post will be sent to them, at their own risk, at their respective addresses as they appear in the register of members of the Company, unless otherwise specified in paragraph 1(c) of the Form of Acceptance completed and returned by the relevant Shareholders. All such documents, share certificates and remittances will be sent at the risk of the persons entitled thereto and none of the Offeror, SHKIL or the Registrars will be responsible for any loss or delay in transmission or any other liabilities whatsoever that may arise as a result thereof or in connection therewith.

F. GENERAL

(a) All communications, notices, form(s) of acceptance and transfer, certificates, transfer receipts and other documents of title (and/or any satisfactory indemnity or indemnities required in respect thereof) to be delivered by or sent to or from the Shareholders will be delivered by or sent to or from them, or their designated agents, at their risk, and none of the Offeror, SHKIL nor the Registrars accepts any liability for any loss or any other liabilities which may arise as a result.

(b) Acceptance of the Offer by any person will be deemed to constitute a warranty by such person or persons to the Offeror that the Shares acquired under the Offer are sold by such person or persons free from all liens, charges, pledges, options, encumbrances and any other third party rights or interests of any nature whatsoever and together with all rights, benefits, and entitlements attaching and accruing thereto as of 3rd March, 2003 and thereafter including the right to receive all dividends, rights and distributions declared, paid or made on or after 3rd March, 2003 (including any dividend which may be declared, paid or made by the Company in respect of the financial year ended 31st December, 2002).

(c) Acceptance of the Offer by any nominee will be deemed to constitute a warranty by such nominee to the Offeror that the number of the Shares in respect of which it is indicated in the Form of Acceptance are the aggregate number of the Shares held by such nominee for such beneficial owners who are accepting the Offer.

(d) The provisions set out in the enclosed Forms of Acceptance form part of the terms of the Offer.

(e) The accidental omission to despatch this document and/or the Forms of Acceptance or any of them to any person to whom the Offer is made will not invalidate the Offer in any way.

(f) The Offer and all acceptances will be governed by and construed in accordance with the laws of Hong Kong.

(g) References to the Offer in this document and in the Forms of Acceptance shall include any extension and/or revision thereof and references to the Offer becoming unconditional shall include a reference to the Offer being declared unconditional.

(h) Due execution of a Form of Acceptance will constitute an authority to the Offeror, the directors of the Offeror or to any director of SHKIL or their respective agents to complete and execute on behalf of the person accepting the Offer, the Form of Acceptance and any document and to do any other act that may be necessary or expedient for the purpose of vesting in the Offeror, or such person or persons as the Offeror shall direct, the Shares which are the subject of such acceptance.

(i) The consideration payable to any Shareholder under the Offer, after deduction of respective seller's ad valorem stamp duty, will be settled by posting remittances in accordance with the terms of the Offer and without regard to any lien, right of set-off, counterclaim or other analogous right to which the Offeror may otherwise be, or claim to be, entitled against such Shareholder.

(j) The making of the Offer to certain persons resident in jurisdictions outside Hong Kong may be prohibited or affected by the laws of the relevant jurisdictions. Shareholders who are citizens or residents or nationals in jurisdictions outside Hong Kong should obtain appropriate legal advice on, inform themselves about and observe any applicable legal requirements. It is the responsibility of any such person outside Hong Kong wishing to accept the Offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental or other consent which may be required or the compliance with other necessary formalities. Any such overseas holder will be responsible for any such transfer or other taxes by whomsoever payable and the Offeror, SHKIL and any person acting on their behalf shall be entitled to be fully indemnified and held harmless by such overseas Shareholders for any such transfer or other taxes as such person may be required to pay. Acceptances of the Offer by any such person will constitute a warranty by such person that such person is permitted under all applicable laws to receive and accept the Offer, and any revision thereof, and such acceptance shall be valid and binding in accordance with all applicable laws.

(k) The Offer is made in accordance with the Takeovers Code.

(l) The English text of this document and of the Forms of Acceptance will prevail over the Chinese text.

RESPONSIBILITY STATEMENT

The directors of the Offeror and China Online jointly and severally accept full responsibility for the accuracy of the information contained in this document (except for the information about the Company contained in this document which has been extracted from public sources and has not been independently verified) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this document have been arrived at after due and careful consideration and there are no other facts not contained in this document, the omission of which would make any statement in this document misleading.

The information relating to the Company in this document has been extracted from the Interim Report, Annual Report and the announcement dated 4th February, 2002 made by the Company, respectively. The directors of the Offeror and China Online jointly and severally take full responsibility for the accurate extraction of information and confirm that such extraction is not misleading.

MARKET PRICES

The table below shows the closing prices of the Shares on the Stock Exchange on the last day on which trading took place in each of the six calendar months immediately preceding the date of the Announcement, on the last trading day before the Announcement and on the Latest Practicable Date:

	Price
	HK$
2002	
30th September	0.015
31st October	0.013
29th November	0.013
31st December	0.011
2003	
30th January	0.011
28th February	0.010
3rd March (Last day on which the Shares were traded immediately before the date of the Announcement)	0.011
Latest Practicable Date	0.018

The highest and lowest closing market prices for the Shares recorded on the Stock Exchange between 8th September, 2002 (being the date six months prior to the date of the Announcement) and the Latest Practicable Date were HK$0.02 recorded on 12th March, 2003 and HK$0.01 recorded on 10th January, 2003.

DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, Honest Opportunity Limited, an indirect wholly owned subsidiary of China Online has a beneficial interest in 62,268,000 Shares, representing approximately 1.56% of the issued share capital of the Company. Save as disclosed in this Offer Document, none of the Offeror, its directors, or parties acting in concert with the Offeror has any interest in the Shares.

(b) No payment or other benefit will be made or given to any directors of the Company as compensation for loss of office or otherwise in connection with the Offer.

(c) There is no arrangement or indemnity between the Offeror, or any person acting in concert with it and any other person of the kind as described in note 8 to Rule 22 of the Takeovers Code.

(d) As at the Latest Practicable Date, there was no agreement, arrangement or understanding between the Offeror and any other person for the transfer of the beneficial interest in the Shares acquired by the Offeror under the Offer.

(e) As at the Latest Practicable Date, there was no agreement, arrangement or understanding (including any compensation arrangement) between the Offeror or any person acting in concert with it and any of the directors, recent directors, shareholders or recent shareholders of the Company having any connection with or dependence upon the Offer.

DEALINGS IN THE SHARES

(a) None of the Offeror, its directors, China Online, Vigor, Honest Opportunity Limited, or parties acting in concert with any one of them has dealt in the Shares therein during the period commencing 8th September, 2002 (six months prior to the date of the Announcement) and ending on the Latest Practicable Date.

(b) SHKIL does not have any beneficial interest in the Shares and has not dealt in any Shares during the period commencing 8th September, 2002 (six months prior to the date of the Announcement) and ending on the Latest Practicable Date.

GENERAL

(a) The correspondence address in Hong Kong of the Offeror is 47/F, China Online Centre, 333 Lockhart Road, Wanchai, Hong Kong. The registered office of the Offeror is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(b) The names and directors of the Offeror and the principal parties acting in concert with it, and names and directors of their controlling shareholders are as follows:

	Name of directors	Controlling shareholder	% held by controlling shareholder	Directors of controlling shareholder
Sincere Way Limited	Ms. Chong Sok Un Dato' Wong Peng Chong Mr. Kong Muk Yin	China Online	100%	Please refer to below
China Online	Ms. Chong Sok Un Dato' Wong Peng Chong Mr. Kong Muk Yin Mr. Cheng Mo Chi Moses* Mr. Tan Shao Hua* Mr. Lo Wai On*	Ms. Chong Sok Un	28.33% *(Note)*	Not applicable
Vigor *(Note)*	Ms. Chong Sok Un Dato' Wong Peng Chong Mr. Ng Tai Chiu	Ms. Chong Sok Un	67.7%	Not applicable
Ms. Chong Sok Un	Not applicable	Not applicable	Not applicable	Not applicable

* *Independent Non-executive Directors*

Note: Vigor is a 67.7% owned subsidiary of China Spirit in which Ms. Chong Sok Un maintains a beneficial interest of 100%. Accordingly, China Spirit and Ms. Chong Sok Un were deemed by the SDI Ordinance to be interested in 2,631,200,000 shares in China Online. The remaining 32.3% interest in Vigor is owned by Miltac Limited. Miltac Limited is ultimately owned by Lippo Cayman Limited, which is wholly owned by Lanius Limited, the trustee of a trust, the beneficiaries of which include Dr. Mochtar Riady, Mr. James Riady, Mr. Stephen Riady and their respective family member.

(c) The registered office of China Online is at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda and its head office and principal place of business in Hong Kong is at 47/F, China Online Centre, 333 Lockhart Road, Wanchai, Hong Kong.

(d) The correspondance address of Vigor is at 47/F, China Online Centre, 333 Lockhart Road, Wanchai, Hong Kong.

(e) The address of Ms. Chong Sok Un is at 47/F, China Online Centre, 333 Lockhart Road, Wanchai, Hong Kong.

(f) The address of SHKIL, being an investment adviser and exempt dealer registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), is Level 12 One Pacific Place, 88 Queensway, Hong Kong.

(g) The English text of this document and the Form of Acceptance shall prevail over the Chinese text for the purpose of interpretation.

CONSENT

SHKIL has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of its letter and references to its names in the form and context in which they respectively appear.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the offices of the Offeror at 47/F, China Online Centre, 333 Lockhart Road, Wanchai, Hong Kong during normal business hours while the Offer remains open for acceptance;

(a) the memorandum of association and articles of association of the Offeror;

(b) the letter from the Offeror, the text of which is set out on pages 3 to 7 of this document;

(c) the letter from SHKIL, the text of which is set out on pages 8 to 14 of this document; and

(d) the letter of consent from SHKIL referred to in this Appendix.

此乃要件　請即處理

閣下對本收購建議任何方面或應採取之行動如**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或已轉讓名下**全部**廣益國際集團有限公司股份，應立即將本文件連同隨附之接納表格，送交買方或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理，以便轉交買方或承讓人。本文件應與隨附之接納表格一併閱讀，接納表格之內容構成本文件所載之收購建議條款之一部份。

China Online (Bermuda) Limited
(中國網絡(百慕達)有限公司)*
(於百慕達註冊成立之有限公司)

Sincere Way Limited
(於英屬處女群島註冊成立之有限公司)

由

新鴻基國際有限公司

代表 **SINCERE WAY LIMITED**
收購廣益國際集團有限公司全部已發行股份
(惟不包括 **SINCERE WAY LIMITED** 及
與其一致行動人士已持有之股份)
之自願有條件收購建議

接納收購建議

收購建議之接納及交收手續，載於本文件第12及13頁與附錄一，以及隨附之接納表格。接納收購建議必須於二零零三年五月二十六日(星期一)下午四時正前，或收購人可能決定及公佈之較後日期，送達過戶登記處秘書商業服務有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)，方為有效。

二零零三年三月二十七日

* 中文名稱僅供識別

目　錄

預期時間表

二零零三年

收購建議開始日期 .... 三月二十七日(星期四)

寄發受收購人文件之最後日期(附註1) .... 四月十日(星期四)或之前

接納收購建議之最後期限 .... 五月二十六日(星期一)下午四時正

收購建議首個截止日期(附註2) .... 五月二十六日(星期一)

收購建議可宣佈在各方面均已成為無條件(除接納條件外)
之最後期限(附註3) .... 六月十六日(星期一)

向在首個截止日期前接納收購建議之股東寄發有關款項
支票之最後期限(附註4) .... 六月二十六日(星期四)

附註：

1. 根據收購守則，該公司須在寄發收購建議文件之日起計14日內，向股東寄發受收購人文件(除非執行人員同意可在較後日期寄發，則作別論)。

2. 根據收購守則，收購建議若在緊隨寄發本文件之日後起計第60日子夜後被接納，將不能成為(或宣佈成為)無條件(除非獲得執行人員同意可在較後日期截止，則作別論)。因此，收購建議將於二零零三年五月二十六日(星期一)截止，除非收購建議之接納事宜在此之前已成為或已宣佈成為無條件，則作別論。

3. 倘收購建議在二零零三年六月十六日(星期一)(即緊隨首個截止日期後起計第21日)或之前(或由執行人員同意之較後日期)，未能(或未獲宣佈)在各方面均已成為無條件，則收購建議將會作廢。

4. 根據收購建議交出之股份所應收取之代價付款支票，將會在(i)過戶登記處收妥根據收購建議作出接納而填簽妥當之全部有效文件之日，及(ii)在收購建議成為(或宣佈成為)無條件之日(兩者以較遲者為準)起計10日內向股東寄發。

5. 倘收購建議成為無條件，則由收購人宣佈收購建議成為無條件之日起計不少於14日內，收購建議將維持公開被接納。

本文件中，除文義另有所指外，下列詞語具有以下涵義：

「該公佈」	指	收購人就收購建議之條款及條件，於二零零三年三月七日刊登之公佈
「年報」	指	該公司於二零零二年四月二十六日刊發之二零零一年年報
「董事會」	指	該公司之董事會
「中央結算系統」	指	由香港結算設立及運作之中央結算及交收系統
「中國網絡」	指	China Online (Bermuda) Limited（中國網絡（百慕達）有限公司）*，一間於百慕達註冊成立之有限公司，其證券於聯交所主板上市
「該公司」	指	廣益國際集團有限公司，一間於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「董事」	指	該公司之董事
「執行人員」	指	證監會企業融資部之執行董事或其任何代表
「首個截止日期」	指	即收購人或收購人代表向股東寄發有關收購建議之收購文件後第60日（或收購人可能決定之較後日期（待執行人員批准後始可作實））
「接納表格」	指	本文件隨附有關收購建議之接納及過戶表格
「該集團」	指	該公司及其附屬公司
「港元」	指	香港法定貨幣港元
「香港結算」	指	香港中央結算有限公司
「香港」	指	中華人民共和國香港特別行政區
「中期報告」	指	該公司於二零零二年九月二十四日刊發之中期報告
「最後實際可行日期」	指	二零零三年三月二十四日，即本文件付印前為確定其所載若干資料之最後實際可行日期

*　中文名稱僅供識別

釋　義

「上市規則」	指	聯交所證券上市規則
「收購建議」	指	新鴻基代表收購人，提出按現金每股0.02港元收購所有已發行股份（收購人及與其一致行動人士所持有者除外）之自願有條件收購建議
「收購建議文件」	指	將向股東寄發載有收購建議詳情之本文件，連同隨附之接納及過戶表格
「受收購人文件」	指	該公司將根據收購守則，向股東發出有關收購建議之回應文件
「收購人」	指	Sincere Way Limited，一間於英屬處女群島註冊成立之有限公司，為中國網絡之間接全資附屬公司
「收購價」	指	每股股份0.02港元
「過戶登記處」	指	秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，其為收購人委聘之代理人，負責就收購建議辦理股份登記手續
「股份」	指	該公司已發行股本中每股面值0.01港元之股份
「股東」	指	股份之持有人
「新鴻基」	指	新鴻基國際有限公司，根據香港法例第333章證券條例註冊之投資顧問及獲豁免交易商
「證監會」	指	證券及期貨事務監察委員會
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則

Sincere Way Limited
香港
灣仔
駱克道333號
中國網絡中心47樓

敬啟者：

由
新鴻基國際有限公司
代表 SINCERE WAY LIMITED
收購廣益國際集團有限公司全部已發行股份
（惟不包括 SINCERE WAY LIMITED 及
與其一致行動人士已持有之股份）
之自願有條件收購建議

吾等致函　閣下之目的，在於向　閣下解釋吾等為何相信接納收購建議，乃符合　閣下之利益。有關詳情載於本文件(本函件亦為其一部份)。

閣下應接納收購建議之原因

1.　吸引之收購價

收購價較股份之市價出現大幅溢價。收購價較股份於二零零三年三月三日(即股份於發表收購建議公佈前之最後交易日)之收市價每股0.011港元溢價約81.8%、較股份於截至二零零三年三月三日止十日之平均收市價每股0.0102港元溢價約96.1%；以及較股份於最後實際可行日期之收市價每股0.018港元溢價約11.1%。

此外，股份在聯交所之成交量低。由二零零二年三月至二零零三年二月止期間內，在二零零二年十二月錄得股份最低平均每日成交量，即平均每日只買賣366,631股股份，僅相當於中期報告所述已發行3,993,409,113股股份之約0.009%。

以下為由二零零二年三月至二零零三年二月止期間內，股份在聯交所之平均每日成交量：

	平均每日成交量 (股)	佔已發行股份之 概約百分比 (%)
二零零二年		
三月	532,500	0.013
四月	2,181,650	0.055
五月	3,626,324	0.091
六月	701,996	0.018
七月	2,669,955	0.067
八月	1,759,954	0.044
九月	1,311,738	0.033
十月	1,110,117	0.028
十一月	1,017,581	0.025
十二月	366,631	0.009
二零零三年		
一月	596,857	0.015
二月	434,947	0.011

收購建議讓股東有機會，在淡市中，按大幅高於市價之價格出售股份，以換取現金。

2. 股價持續下跌

由二零零二年三月至二零零三年二月止期間內，股份一直按較該集團之每股資產淨值(根據中期報告所示，於二零零二年六月三十日每股約為0.05港元)出現折讓之價格買賣。

此外，由二零零二年三月至二零零三年二月止期間內，股份之市價呈下跌趨勢。以下為由二零零二年三月至二零零三年二月止期間內，股份在聯交所所報之平均收市價：

	平均收市價 (港元)
二零零二年	
三月	0.0274
四月	0.0246
五月	0.0281
六月	0.0294
七月	0.0258
八月	0.0185
九月	0.0153
十月	0.0136
十一月	0.0128
十二月	0.0133
二零零三年	
一月	0.0117
二月	0.0106

於上述期間內，在二零零三年二月錄得最低平均收市價0.0106港元，較該集團之每股資產淨值(根據中期報告所示，於二零零二年六月三十日每股約為0.05港元)折讓78.8%。

收購建議為少數股東提供一個機會，以較接近該集團每股資產淨值之水平，變現彼等之股權。

3. 恢復該公司之業務

於二零零二年二月，該公司宣佈，南非高等法院(威特沃特斯蘭德本區)於二零零二年一月二十九日就Oryx Tanning Co. (Pty) Limited(「Oryx Tanning」)發出清盤令，而南非高等法院(威特沃特斯蘭德本區)亦分別就Kenwell Cape Farm (Pty) Limited(「Kenwell Capefarm」)、Kenwell Farms (Pty) Limited(「Kenwell Farm」)及Oryx Abattoir Property (Pty) Limited(「Oryx Abattoir」)發出三個清盤令。Oryx Tanning、Kenwell Capefarm、Kenwell Farm及Oryx Abattoir均為該公司之間接全資附屬公司。

Oryx Tanning從事鴕鳥皮及鴕鳥肉之加工及貿易業務。Kenwell Capefarm及Kenwell Farm從事鴕鳥養殖場業務。Oryx Abattoir從事物業持有業務，包括一幢鴕鳥製革廠房。由於該等清盤令，該集團的鴕鳥業務受到影響。

根據截至二零零二年六月三十日止六個月之中期報告，該集團錄得營業額79,600,000港元(二零零一年：116,000,000港元)。營業額減少，主要基於在二零零二年一月終止鴕鳥業務，以及缺乏新業務，以取代已終止之鴕鳥業務所致。

根據年報所述，鴕鳥業務佔該集團於截至二零零一年十二月三十一日止年度之營業額約21%(二零零零年：28%)。鴕鳥業務亦佔該集團於截至二零零一年十二月三十一日止年度之毛利約5%(二零零零年：27%)。

根據年報所述，該公司現間接擁有東風紹興酒有限公司之49%權益。東風紹興酒有限公司目前主要負責為該公司生產及買賣酒類。

收購人認為，透過對該公司引進新管理層及思維，該集團可提昇其業務活動之水平、更能反映出該集團資產基礎之價值，以及使該集團重新積極參與中國市場中之酒類生產及分銷業務。

提出收購建議之原因

股份一直以較該集團之每股資產淨值(根據中期報告所示，於二零零二年六月三十日每股約為0.05港元)出現折讓之價格買賣，而由於股份之成交量持續偏低，令少數股東難以變現該公司之股權。收購建議為少數股東提供一個機會，以較接近該集團每股資產淨值之水平變現股權。待收購建議完成後，該公司將成為中國網絡之附屬公司。雖然該公司於截至二零零一年十二月三十一日止兩個年度各年錄得淨額虧損，而收購價較市價出現溢價，但中國網絡之董事認為，收購建議乃中國網絡拓展其業務範圍及參與於中國生產及分銷酒類之機會。中國網絡董事認為，由於中國市場對酒類產品的潛在需求殷切，多元化發展至酒類業務乃符合中國網絡及其股東之利益。此外，收購人將協助董事會審閱該集團之業務及經營。收購價亦較該集團之每股資產淨值(根據中期報告所示，於二零零二年六月三十日每股約為0.05港元)折讓約60%。根據上文所述，中國網絡之董事認為，收購建議符合中國網絡及其股東之利益。

收購人之意向

收購人有意維持該公司之現有主要業務，而收購人無意於緊接收購建議後對該集團注入任何重大資產或業務。收購人有意持有該公司之權益作為長期投資，而收購人有意於順利完成收購建議後，提名佔董事會大比數之新董事進入董事會。收購人將協助董事會審閱

該集團之業務及營運，藉此合理化和提升該集團之業務活動及表現，並待進行審閱後決定採取任何合適之行動(如有需要)。在符合上述審閱之規限下，收購人並無任何有關該集團現有職員架構變動或重新調動該公司固定資產之計劃。中國網絡之董事在企業重組和管理方面經驗豐富，如有需要，或於收購建議完成後物色合適人選擔任該集團之管理層。

收購人無意行使強制收購任何股份之權力，惟保留有關權利。

一般資料

於二零零三年三月三日，董事會獲通知有關收購人提出收購建議之意向。

此致

列位股東　台照

代表
Sincere Way Limited
董事
莊淑涴
謹啟

二零零三年三月二十七日

新鴻基國際有限公司
SUN HUNG KAI INTERNATIONAL LIMITED

敬啟者：

由
新鴻基國際有限公司
代表SINCERE WAY LIMITED
收購廣益國際集團有限公司全部已發行股份
（惟不包括SINCERE WAY LIMITED及
與其一致行動人士已持有之股份）
之自願有條件收購建議

緒言

收購人於二零零三年三月七日公佈，新鴻基代表收購人，提出自願有條件收購建議，收購該公司之全部已發行股份(不包括收購人及與其一致行動人士持有之股份)。

本函件、收購建議文件(本函件亦屬收購建議文件一部份)附錄一及接納表格均載列收購建議之條款及條件，以及若干有關資料。務請　閣下留意收購建議文件內載於本函件之前之收購人函件，當中列出(其中包括)提出收購建議之原因及收購人對該公司之意向。

收購建議之條款

新鴻基將代表收購人提出自願有條件收購建議，按以下基準收購全部股份(不包括收購人及與其一致行動人士持有之股份)：

每股股份 現金0.02港元

股份將以繳足形式由收購人收購，並且不附帶一切留置權、抵押、抵押權益、選擇權、產權負擔及任何其他第三者權利或任何其他性質之權益，並附帶二零零三年三月三日及之後所附有或產生之一切權利、權益和利益，包括有權收取二零零三年三月三日或之後所宣派、派付或作出之一切股息、權利及分派(包括該公司就截至二零零二年十二月三十一日止財政年度所宣派、派付或作出之一切股息)。

收購建議

股份一直以較該集團每股資產淨值(根據中期報告所示，於二零零二年六月三十日每股約為0.05港元)出現折讓之價格買賣。收購價每股股份0.02港元，較於二零零三年三月三日(即股份暫停在聯交所買賣前之最後交易日)股份在聯交所所報之收市價每股0.011港元，溢價約81.8%。收購價亦較截至二零零三年三月三日止十日股份之平均收市價每股0.0102港元，溢價約96.1%，以及較於最後實際可行日期之股份收市價每股0.018港元，溢價約11.1%。

假設已發行股份有3,993,409,113股(如中期報告所示)，按每股股份0.02港元計，根據收購建議計算之該公司全部已發行股本之價值約為79,870,000港元。

其他資料

根據中期報告所載(現有最近期公開之資料)，該公司並無任何未行使之可換股證券、購股權或認股權證。倘其後發現該公司之股本中有任何附帶權利之已發行及／或倘未行使之可換股證券、購股權或認股權證，則將會根據收購守則就該等證券提出相類似之收購建議。

收購人、中國網絡、Vigor Online Offshore Limited(「Vigor」)、莊淑涴女士(中國網絡之主席)及與彼等任何一方一致行動之人士合共實益持有該公司62,268,000股股份，佔其已發行股本約1.56%。收購人或與其一致行動人士於二零零三年三月七日前六個月，並無買賣任何股份。除上述於該公司之1.56%權益外，中國網絡之關連人士概非該公司之股東。

收購建議將以內部資源及／或渣打銀行提供之借貸撥支。新鴻基信納收購人有足夠資源，應付收購建議獲悉數接納所需資金。收購人並不預期就任何負債支付之利息、償還負債或負債之抵押將視乎該公司重大部份之業務而定。

收購建議之條件

收購建議受以下條件規限：

(i) 該公司全部已發行股本繼續上市而沒有被暫停買賣(惟因收購建議有待發表公佈之暫停之情況例外)，並由二零零三年三月三日起至首個截止日期後第二十一日(包括該日)之期間內在聯交所買賣；

(ii) 股份在聯交所之上市地位沒有被撤銷，或聯交所並無以書面表示可能撤銷該等上市地位，而證監會及聯交所均沒有以書面表示彼等將反對該等上市地位；

(iii) 由二零零三年三月三日起至首個截止日期後第二十一日(包括該日)為止之期間，該公司或其任何附屬公司及聯營公司(定義見香港法例第32章公司條例)均沒有通過決議、接獲呈請或命令要求清盤(或如有任何該等關於清盤之決議、呈請或命令，則已被撤銷)，並且無就該公司或其任何附屬公司及聯營公司(定義見香港法例第32章公司條例)或其資產之任何部份委任任何接管人；

(iv) 收購人接獲股份之接納，連同收購人及與其一致行動人士於收購建議前或期間已持有或已收購或同意收購之股份，合共將導致收購人及與其一致行動人士持有該公司投票權50%以上；及

(v) 已根據香港及海外之任何條例之條文及規例，取得任何適用之政府或監管機構之任何所需同意或批准(包括原則上批准)。

收購人保留權利豁免上述全部或任何條件之全部或部份，惟第(iv)及(v)項則除外。除非經執行人員同意，否則所有條件(不包括第(iv)項條件)必須於收購建議之首個截止日期後二十一日內，或收購建議就接納成為或宣佈成為無條件之日後二十一日內(以較後者為準)達成或獲得收購人全權酌情豁免(視乎情況而定)，否則收購建議即告失效。

有關收購人之資料

收購人為於英屬處女群島註冊成立之私人有限公司，並為一間中國網絡間接全資擁有之附屬公司。收購人於提出收購建議前並無進行業務，而除提出收購建議外不會進行業務，並根據及受收購建議之條款限制下持有根據收購建議交回之股份權益。

中國網絡於聯交所主板上市，由Vigor擁有28.33%。Vigor為中國網絡之單一最大股東，由莊淑涴女士擁有67.7%，Vigor其餘32.3%權益由Miltac Limited擁有，Miltac Limited則最終由Lippo Cayman Limited擁有，而Lippo Cayman Limited則由Lanius Limited全資擁有，Lanius Limited為一項信託之受託人，該項信託之受益人包括李文正博士、李白先生、李宗先生及彼等各自之家族成員。中國網絡為一間投資控股公司，透過其附屬公司從事銷售及分銷電訊及資訊科技產品與設備、智能大廈系統集成及策略性投資。中國網絡擬繼續經營其主要業務。

概無股東就接納收購建議向收購人及任何與其一致行動之人士表示作出任何不可撤回之承諾。

收購人、中國網絡、Vigor、莊淑涴女士及Miltac Limited乃獨立於及與該公司及其任何附屬公司之董事、行政總裁、主要股東或彼等各自之聯繫人(該等人士已於年報中披露)概無關連及並非一致行動。

有關該公司之資料

已發行股份於聯交所主板上市。根據年報所載，該集團主要從事生產及分銷酒類。

根據中期報告所載，截至二零零二年六月三十日止六個月之未經審核綜合營業額約為79,600,000港元。截至二零零二年六月三十日止六個月之未經審核股東應佔日常業務虧損淨額約為2,900,000港元。於二零零二年六月三十日，該公司之未經審核綜合資產淨值約為196,800,000港元。

以下載列該公司截至二零零一年十二月三十一日止兩個年度各年錄得之經審核虧損淨額：

	二零零一年	二零零零年
	千港元	千港元
除税前虧損	(326,908)	(65,296)
税項	(6,392)	(7,564)
未計少數股東權益前虧損	(333,300)	(72,860)
少數股東權益	(8,059)	(9,515)
股東應佔日常業務虧損淨額	(341,359)	(82,375)

印花稅

有關接納收購建議所產生之從價印花稅，為有關接納之應付代價以每1,000港元支付1.00港元或據此按其應付代價，將由接納收購建議之股東支付，及根據收購建議於該等股東之所得款項中扣除。

維持該公司之上市地位

收購人之董事有意於收購建議終止後，保持股份於聯交所主板之上市地位。收購人之董事向聯交所承諾，將會採取適當之步驟，確保股份存在足夠之公眾人士持股量。

聯交所表示，倘於收購建議終止時，已發行股份之公眾人士持股量少於25%，或倘聯交所相信，股份買賣存在或可能存在虛假市場，或公眾人士之持股量不足以維持有秩序之市場，則會考慮行使酌情權暫停股份之買賣。

倘該公司保持上市公司之地位，聯交所將密切監察該公司之所有資產收購或出售。根據上市規則，聯交所擁有酌情權，不論建議交易之規模，亦可要求該公司發表公佈及向股東發出通函，尤其倘該等建議交易偏離該公司之主要業務。聯交所亦有權根據上市規則彙集一連串之交易，而任何該等交易可能令該公司被視為新上市申請人，並須遵守上市規則所載新申請人之規定。

接納手續及交收辦法

(a) 接納手續

閣下如接納股份收購建議，須依照有關接納表格所載之指示(有關之指示屬收購建議條款之一部份)填妥該表格，然後將填妥之有關接納表格連同不少於　閣下接納收購建議之股份數目之有關股票及／或過戶收據及／或任何其他所有權文件，並於信封面註明「廣益收購建議」，盡快且無論如何必須於二零零三年五月二十六日(星期一)下午四時正之前或收購人可能決定及公佈之較後時間及／或日期之前以郵寄或送交方式獲過戶登記處收妥，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。收到交來之接納表格、股票、過戶收據或其他所有權文件概不發給收據。謹請　閣下注意收購建議文件附錄一及接納表格所載有關收購建議之其他條款。

(b) **交收辦法**

如已填妥有關之接納表格，連同有關之股票及／或過戶收據及／或其他所有權文件(及／或有關上述各文件所需之充份賠償保證)，於二零零三年五月二十六日(星期一)下午四時正之前獲過戶登記處收妥，則按照收購建議給予　閣下之付款支票將於(i)過戶登記處收到一切令該接納妥善及有效之有關文件之日；及(ii)收購建議成為(或宣佈成為)無條件之日(兩者以較遲者為準)後十日內；根據有關接納表格所載授權寄出。

倘收購建議並無於收購守則許可之時限內成為無條件，則收購人所接獲　閣下之接納表格及股票及／或過戶收據及／或任何其他所有權文件(及／或有關上述各文件所需之充分賠償保證)，將盡快而無論如何於收購建議失效後十日內由過戶登記處寄交　閣下或　閣下指定之代理人，或該等文件亦會由過戶登記處安排　閣下或　閣下指定之代理人領取。倘　閣下已寄出一份或多份過戶收據，並已由代表領取一份或多份有關股票，將會寄回股票及／或任何其他所有權文件而非過戶收據予　閣下。

登記地址為香港以外地區之股東，謹請參閱收購建議文件附錄一「一般事項」一節之(j)段。

除非有關股東於填妥並交回之接納表格第1(c)段列明，否則郵寄予股東之一切文件、股票及付款支票將按該公司股東名冊上所載之地址寄出，郵誤風險概由收件人承擔。收購人、新鴻基或過戶登記處對一切有關文件、股票及付款支票在傳遞時之任何遺失或耽誤或因此而產生之任何其他負債概不負責。

(c) **撤回權利**

根據收購守則，倘收購建議之接納於收購建議首個截止日期起計21日後尚未成為無條件，則接納股東屆時有權撤銷其接納。撤銷之權利可於收購建議之接納成為或宣佈成為無條件之時間前予以行使。

稅務

股東對接納收購建議之稅務影響如有任何疑問，應諮詢彼等本身之專業顧問。務請特別留意，收購人、新鴻基或彼等各自之董事或任何參與收購建議之其他人士，不會承擔任何人士因接納收購建議而產生之任何稅務影響或負債之責任。

一般資料

根據收購守則，該公司須(i)成立一個獨立董事委員會，以考慮收購建議及向股東滙報彼等對收購建議之意見；及(ii)委聘一名獨立財務顧問，負責向獨立董事委員會提供有關收購建議之意見。

根據收購守則，該公司須在二零零三年四月十日之前，就收購建議向股東寄發收購建議文件，其中將會載有分別由獨立董事委員會及獨立財務顧問就此提供之意見。

其他資料

謹請　閣下注意載於收購建議文件各附錄之其他資料，特別是附錄一所載之收購建議之其他條款。

此致

列位股東　台照

代表
新鴻基國際有限公司
董事　　董事
譚炳松　　岑錦志
謹啟

二零零三年三月二十七日

A. 接納手續

(a) 倘　閣下之股票及／或過戶收據及／或任何其他所有權文件(及／或有關上述所需之任何充分賠償保證)乃以　閣下之名義登記，而　閣下亦擬接納收購建議，　閣下必須將正式填簽妥當之有關接納表格連同有關之股票及／或過戶收據及／或任何其他所有權文件(及／或有關上述所需之任何充分賠償保證)一併送交過戶登記處。

(b) 如　閣下擬接納收購建議，但　閣下之股票及／或過戶收據及／或任何其他所有權文件乃以代名人公司或若干其他名義持有，則　閣下必須：

(i) 將　閣下之股票及／或過戶收據及／或任何其他所有權文件送交代名人公司或其他代名人，並授權該公司代表　閣下接納收購建議，及要求該公司將適當填妥之有關接納表格，連同有關股票及／或過戶收據及／或任何其他所有權文件一併送交過戶登記處；或

(ii) 安排過戶登記處將　閣下之股份以　閣下名義登記，並將填妥之有關接納表格連同有關之股票及／或過戶收據及／或其他所有權文件一併送交過戶登記處。

(c) 倘　閣下之股份已透過中央結算系統送交　閣下之股票經紀／託管銀行，請指示　閣下之股票經紀／託管銀行授權香港中央結算(代理人)有限公司在香港中央結算(代理人)有限公司指定之截止日期或之前代表　閣下接納收購建議，就此而言，即二零零三年五月二十三日(星期五)，亦即過戶登記處必須收妥有關收購建議之接納文件之最後日期前一個辦公日。為能趕及香港中央結算(代理人)有限公司指定之截止日期前辦妥手續，務請　閣下向　閣下之股票經紀／託管銀行查詢有關處理　閣下之指示所需之時間，並根據　閣下之股票經紀／託管銀行之要求，將　閣下之指示向彼等交付；或

倘　閣下之股份已存於　閣下於中央結算系統之投資者參與者賬戶，請於過戶登記處必須收妥有關收購建議之接納文件之最後日期前一個辦公日(就此而言，乃指二零零三年五月二十三日(星期五))之前，透過中央結算系統之電話系統或中央結算系統之互聯網系統發出有關　閣下之指示。

(d) 如　閣下擬接納收購建議，且已將股份之過戶表格以　閣下名義送往登記，但尚未收到　閣下之股票，亦應先行填妥並簽署接納表格，連同已由　閣下正式簽署

之過戶收據一併送交過戶登記處。此舉將被視為授權收購人或其本身之代理人按收購建議之條款代表　閣下在有關之股票發出時向該公司或其過戶登記處代為領取有關股票，並將此等股票送交過戶登記處，猶如股票已連同接納表格一併送交過戶登記處。

(e) 如　閣下擬接納收購建議，但暫時無法交出及／或已遺失股票及／或過戶收據及／或任何其他所有權文件，亦應填妥及簽署有關接納表格並郵寄或親身送交過戶登記處，而有關之股票及／或過戶收據及／或任何其他所有權文件亦應於隨後盡快送交過戶登記處。

(f) 除非能夠符合下文之要求，否則收購建議之接納不會被當作有效：

(i) 過戶登記處在二零零三年五月二十六日(星期一)下午四時正或之前接獲接納文件，而過戶登記處亦有記錄收妥根據收購守則第30.2條附註1所規定交回之接納文件及任何有關文件；及

(ii) 接納表格已正式填簽妥當並：

- 隨附有關股份之股票，倘該等股票並非以接納股東之名義擁有，則指其他文件(例如由登記持有人正式蓋印，有關股份之空白過戶表格或由登記持有人簽署以接納股東為受益人之正式過戶表格)，而據此可確立接納股東成為有關股份之登記持有人之權利；或

- 由登記持有人或其個人代表交回(惟僅以其登記持有之數目為限或僅以接納並未根據本(ii)節之另一項分節所計入之股份之接納數目為限)；或

- 獲過戶登記處或聯交所正式證明。

倘接納表格由登記持有人以外之人士簽署，必須提供適當及具法律效力之證明文件(例如遺產令或獲正式簽署證明之授權書)。

(g) 對於交來之任何接納表格、股票及／或過戶收據及／或任何其他所有權文件概不發給收據。

B. 接納期間及修訂

(a) 在遵照收購守則之規定下，收購人保留於寄發本文件修訂及延期收購建議之權利(不論是否有關其條款及條件或所支付之代價之價值或性質或其他事項)。倘收購人修訂其條款，則全體股東(不論彼等是否已接納收購建議)，均有權按照經修訂之條款接納收購建議。經修訂之收購建議在寄出經修訂收購建議文件之日起計最少十四日內可供接納。

(b) 除非收購建議之前經已修訂或延期或宣佈為無條件，否則收購建議將於二零零三年五月二十六日(星期一)截止。收購建議之最後接納期限為二零零三年五月二十六日(星期一)下午四時正。

(c) 倘收購建議成為無條件，則收購建議於收購人宣佈其已成為無條件之日起計最少十四日內仍可供接納。

(d) 收購建議不會於二零零三年六月十六日(星期一)子夜後在各方面成為無條件，除非獲得執行人員同意可以延期，則作別論。

(e) 倘收購建議能延期或修訂，有關延期或修訂之公佈將會列明下一個截止日期。倘收購建議被延期或修訂，則收購建議在寄發修訂文件之日起計最低限度在十四日期間內可供接納，並將在隨後之截止日期截止，除非在此之前再被延期或修訂，則作別論。任何在收購建議被修訂前已接納原本收購建議之股東仍可享有經作出任何修訂後之收購建議之優惠條款。任何股東或其代表在此之前因接納收購建議而呈交之任何接納表格將會被視作接納經修訂收購建議之文件，除非該位股東有權撤回其接納文件並正式進行撤回，則作別論。

(f) 在進行接納時，接納表格必須按其上印備之指示，在收購建議之截止日期下午四時正或之前(除非收購建議被延期或修訂，則作別論)獲過戶登記處收妥，方為有效。

(g) 收購人可對任何收購建議之任何修訂(或任何其後作出之修訂)附加任何新條件，惟僅以能使經修訂收購建議能付諸實行而必須者為限，且須獲得執行人員之同意，方可作實。

(h) 倘收購建議之截止日期被延期，除非文義別有所指，否則本收購建議文件及接納表格內對截止日期之任何引述均會被視為泛指已延期之收購建議之截止日期。

C. 公佈

(a) 收購人須在截止日期下午六時正之前(或執行人員於特殊情況許可下同意之較後時間)知會執行人員及聯交所其有關修訂收購建議或將收購建議延期或收購建議到期作廢或無條件性之決定。收購人在收購建議截止日期下午七時正或之前，須透過聯交所之網頁作出公佈，表明收購建議已經修訂或延期或到期作廢或已成為(或宣佈成為)無條件。收購人在收購建議截止日期隨後下一個辦公日須重新刊登有關公佈(根據下文第(c)節之規定)，表明收購建議是否已經修訂、延期或到期作廢或已成為(或宣佈成為)無條件。有關公佈須列出下列之股份總數：

– 已接納收購建議所涉及之有關股份總數；

– 收購人或與其一致行動之人士在收購建議期間之前持有、控制或有權管理之有關股份總數；及

– 收購人或任何與其一致行動之人士在收購建議期間內購入或同意將予購入之有關股份總數。

有關公佈將會包括遵照收購守則第3.5(c)、(d)及(f)條所規定須披露有關投票權、股份、證券衍生工具及安排之權利。有關公佈亦將列出佔有關股本類別之百份比及該等數目所代表之投票權之百份比。

若收購人無法遵守收購守則第19條之任何規定，則執行人員可要求按其接納之條款，授予接納人一項撤銷權，直至可達成第19條之規定為止。

(b) 在計算因接納所涉及之股份之數目時，在公佈內亦將會包括在各方面未完全符合規定或須予驗證之接納。有關此等接納所涉及之股份數目將會分列。

(c) 按收購守則之規定，一切有關收購建議(經由執行人員確認並無進一步意見)之公佈必須以付款公佈方式在香港每天出版及流通之最少一份主要英文報章和一份主要中文報章刊登。

D. 撤回權利

根據收購守則，倘收購建議之接納於收購建議首個截止日期起計21日後尚未成為無條件，則接納股東屆時有權撤銷其接納。撤銷之權利可於收購建議之接納成為或宣佈成為無條件之時間前予以行使。

E. 交收辦法

如已填妥有關之接納表格，連同有關之股票及／或過戶收據及／或其他所有權文件(及／或有關上述各文件所需之充份賠償保證)，於二零零三年五月二十六日(星期一)下午四時正之前獲過戶登記處收妥，則按照收購建議給予　閣下之付款支票將於(i)過戶登記處收到一切令該接納妥善及有效之有關文件之日；及(ii)收購建議成為(或宣佈成為)無條件之日(兩者以較遲者為準)後十日內；根據有關接納表格所載授權寄出。

倘收購建議並無於收購守則許可之時限內成為無條件，則收購人所接獲　閣下之接納表格及股票及／或過戶收據及／或任何其他所有權文件(及／或有關上述各文件所需之充分賠償保證)，將盡快而無論如何於收購建議失效後十日內由代理人寄交　閣下或　閣下指定之過戶登記處，而該等文件亦會由過戶登記處安排　閣下或　閣下指定之代理人領取。倘　閣下已寄出一份或多份過戶收據，並已由代表領取一份或多份有關股票，將會寄回股票及／或任何其他所有權文件而非過戶收據予　閣下。

登記地址為香港以外地區之股東，謹請參閱收購建議文件附錄一「一般事項」一節之(j)段。

除非有關股東於填妥並交回之接納表格第1(c)段列明，否則郵寄予股東之一切文件、股票及付款支票將按該公司股東名冊上所載之地址寄出，郵誤風險概由收件人承擔。收購人、新鴻基或代理人對一切有關文件、股票及付款支票在傳遞時之任何遺失或耽誤或因此而產生之任何其他負債概不負責。

F. 一般事項

(a) 所有由股東(或彼等指定之代理人)送交或向彼等發出之通訊、通告、接納表格、股票、過戶收據及其他所有權文件(及／或有關上述所需之任何充分賠償保證)，郵誤風險概由彼等(或彼等指定之代理人)承擔，而收購人、新鴻基或過戶登記處概不對郵誤損失之任何責任或因此而引起之任何其他責任負責。

(b) 任何人士接納收購建議，將被視為該人士或該等人士向收購人保證，根據收購建議收購該人士或該等人士出售之股份概不附帶任何留置權、抵押、質押、購股權、產權負擔及任何第三者權利或任何性質之權益，並享有股份於二零零三年三月三日及之後附帶或產生之一切權利、利益及資格，包括有權收取在二零零三年三月三日及之後所宣派、派付或作出之一切股息、權利及分派(包括由該公司就截至二零零二年十二月三十一日止財政年度宣派、派付或作出之任何股息)。

(c) 任何代名人接納收購建議將被視為該位代名人向本公司保證其於接納表格上所示之股份數目乃該位代名人為其接納收購建議之實益擁有人所持有之股份總數。

(d) 接納表格所載規定為收購建議之一部分。

(e) 本文件及／或接納表格或其中任何一份文件即使意外地漏派予任何應獲提呈收購建議之人士，均不會導致收購建議在任何方面失效。

(f) 收購建議及所有接納收購建議事項將受香港法例管制，並按其詮釋。

(g) 本文件及接納表格所述收購建議一詞應包括任何經延期及／或修訂之收購建議；而成為無條件之收購建議則應包括被宣佈為無條件之收購建議。

(h) 正式簽署接納表格即授權收購人、收購人之董事或新鴻基之任何董事或其彼等各自之代理人代表接納收購建議之人士填妥及簽署接納表格或任何文件及採取任何其他必需或適當之行動，以便將已接納收購建議之股份轉歸收購人或收購人所指示之該位人士或該等人士所有。

(i) 根據收購建議應向任何股東支付之代價(扣除彼等各自之從價印花稅後)，將根據收購建議之條款以寄發付款支票之方式進行，而毋須理會收購人有權(或聲稱有權)對股東施加之任何留置權、對銷權、反索償權或其他相類權利。

(j) 向居住在香港以外司法權區之若干人士提出收購建議，可能會被禁止或受到有關司法權區之法例影響。如股東為居住在香港以外司法權區之公民或居民或國民，應就自行了解及遵守任何適用之法例規定而索取適當之法律意見。該等香港以外之人士如欲接納收購建議，須自行完全遵守有關司法權區在此方面之法例，包括獲得任何可能需要之政府同意或任何其他方面之同意或辦理其他必需之手續。任何該等海外股東將須負責支付任何應支付之有關過戶費用或其他就此應繳之稅項，而收購人、新鴻基及代表彼等行事之人士將有權獲全數退還有關之墊支款項，並毋須對有關海外股東應支付之有關過戶費用或其他就此應繳之稅項負責。任何有關人士接納收購建議將會構成該名人士之一項聲明，即該名人士被允許根據一切適用法例獲提呈及接納收購建議(及其任何經修訂版本)，而有關之接納將會根據一切適用法例成為有效及具有約束力。

(k) 收購建議按收購守則提出。

(l) 本文件及接納表格之中、英文本如有歧義，概以英文本為準。

責任聲明

收購人及中國網絡各董事願就本文件所載資料(不包括本文件所載有關該公司之資料，此等資料乃摘錄自公開資料且未經獨立查證)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確定，就彼等所知及所信，本文件所表達之一切意見乃經審慎周詳考慮後始行發表，且本文件並無遺漏其他事實致使本文件所載任何聲明產生誤導。

本文件所載有關該公司之資料乃分別摘錄自中期報告、年報，以及該公司於二零零二年二月四日發表之公佈。收購人及中國網絡各董事願就準確摘錄此等資料，共同及個別承擔全部責任，並確保概有關之摘錄無任何誤導成份。

市價

下表載列緊接股份在該公佈刊登日期前六個曆月每月最後一個股份交易日、在該公佈刊登日期前最後一個股份交易日及在最後實際可行日期，於聯交所之收市價：

	價格 港元
二零零二年	
九月三十日	0.015
十月三十一日	0.013
十一月二十九日	0.013
十二月三十一日	0.011
二零零三年	
一月三十日	0.011
二月二十八日	0.010
三月三日(即股份於緊接該公佈刊登日期前之最後一個交易日)	0.011
最後實際可行日期	0.018

由二零零二年九月八日(即該公佈刊登日期前六個月之日)起至最後實際可行日期止期間，股份在聯交所錄得之最高及最低收市價，分別為二零零三年三月十二日之0.02港元及二零零三年一月十日之0.01港元。

權益披露

(a) 於最後實際可行日期，中國網絡之一間間接全資附屬公司Honest Opportunity Limited實益擁有62,268,000股股份，相當於該公司之已發行股本約1.56%。除於本收購建議文件所披露者外，概無收購人、其董事、或與收購人一致行動人士擁有任何股份權益。

(b) 該公司之任何董事不會因收購建議而失去職位或其他事項而獲得任何款項或其他利益作為補償。

(c) 收購人或任何與其一致行動人士及任何其他人士之間，並無作出收購守則第22條附註8所述之任何安排或賠償保證。

(d) 於最後實際可行日期，收購人與任何其他人士概無有關轉讓收購人根據收購建議購入之股份實益權益之任何協議、安排或理解。

(e) 於最後實際可行日期，收購人或任何與其一致行動之人士與任何董事、前董事、股東或前股東或任何其他人士概無訂立任何視乎收購建議之結果或與收購建議有關之協議、安排或承諾(包括任何賠償安排)。

買賣股份

(a) 收購人、其董事、中國網絡、Vigor、Honest Opportunity Limited或與任何彼等一致行動人士於二零零二年九月八日(即該公佈刊登日期前六個月之日)至最後實際可行日期止期間，概無擁有任何股份權益或買賣股份。

(b) 於二零零二年九月八日(即該公佈刊登日期前六個月之日)至最後實際可行日期止期間，新鴻基並無實益擁有任何股份之權益，亦無買賣任何股份。

一般資料

(a) 收購人在香港之通訊地址為香港灣仔駱克道333號中國網絡中心47樓。收購人之註冊辦事處為P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands。

(b) 以下為收購人及與其一致行動之主要人士之名稱及董事，以及彼等之控股股東之名稱及董事：

	董事姓名	控股股東	控股股東所持百分比	控股股東之董事
Sincere Way Limited	莊淑婉女士 王炳忠拿督 江木賢先生	中國網絡	100%	請參閱下文
中國網絡	莊淑婉女士 王炳忠拿督 江木賢先生 鄭慕智先生* 譚少華先生* 勞偉安先生*	莊淑婉女士	28.33% (附註)	不適用
Vigor (附註)	莊淑婉女士 王炳忠拿督 Ng Tai Chiu先生	莊淑婉女士	67.7%	不適用
莊淑婉女士	不適用	不適用	不適用	不適用

* 獨立非執行董事

附註： Vigor為China Spirit擁有其67.7%權益之附屬公司。莊淑婉女士於China Spirit擁有100%實益權益。因此，根據披露權益條例，China Spirit及莊淑婉女士被視為擁有中國網絡之2,631,200,000股股份。Vigor之其餘32.3%權益由Miltac Limited擁有。Miltac Limited最終由Lippo Cayman Limited (由Lanius Limited全資擁有) 擁有，而Lanius Limited為一項信託之受託人。該項信託之受益人包括李文正博士、李白先生、李宗先生及彼等各自之家族成員。

(c) 中國網絡之註冊辦事處為Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda，其香港總辦事處及主要營業地點為，香港灣仔駱克道333號中國網絡中心47樓。

(d) Vigor之通訊地址為香港灣仔駱克道333號中國網絡中心47樓。

(e) 莊淑婉女士之地址為香港灣仔駱克道333號中國網絡中心47樓。

(f) 新鴻基 (即根據香港法例第333章證券條例登記之投資顧問及獲豁免交易商) 之地址為香港金鐘道88號太古廣場一座12樓。

(g) 本文件及接納表格之中、英文本如有歧異，概以英文本為準。

同意書

新鴻基已就本文件之刊行發出同意書，同意以本文件刊行時之形式及涵義轉載其函件及引述其名稱，且迄今並無撤回同意書。

備查文件

下列各文件之副本可於收購建議可供接納期間內之一般辦公時間，在收購人之辦事處查閱，地址為香港灣仔駱克道333號中國網絡中心47樓：

(a) 收購人之組織章程大綱及公司細則；

(b) 收購人函件，全文載於本文件第3至7頁；

(c) 新鴻基函件，全文載於本文件第8至14頁；及

(d) 本附錄所述之新鴻基同意書。

28th March, 2003

The Standard

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Online (Bermuda) Limited
(incorporated in Bermuda with limited liability)

Sincere Way Limited
(incorporated in the British Virgin Islands with limited liability)

VOLUNTARY CONDITIONAL OFFER
BY
SUN HUNG KAI INTERNATIONAL LIMITED
ON BEHALF OF
SINCERE WAY LIMITED
FOR ALL THE ISSUED SHARES OF
FORTUNA INTERNATIONAL HOLDINGS LIMITED
OTHER THAN THOSE HELD BY SINCERE WAY LIMITED AND PARTIES ACTING IN CONCERT WITH IT

DESPATCH OF OFFER DOCUMENT

Copies of the Offer Document were despatched to the Shareholders on 27th March, 2003.

Shareholders are advised to read carefully the Offer Document, in particular, the sections headed "Letter from the Offeror", "Letter from SHKIL" and "Further terms of the Offer" together with the Offeree Document before deciding whether to accept or reject the Offer.

Reference is made to the announcement made jointly by the Offeror and China Online on 7th March, 2003 (the "Announcement") regarding the Offer. Unless otherwise defined, terms used in this announcement shall have the same meanings as defined in the Announcement.

Despatch of Offer Document

The board of directors of the Offeror announces that copies of the offer document in relation to the Offer (the "Offer Document") containing, inter alia, details of the Offer, together with the form of acceptance and transfer, were despatched to the Shareholders on 27th March, 2003. Shareholders are reminded that the latest time for acceptance of the Offer will be 4:00 p.m. on Monday, 26th May, 2003. The Offer will be closed on 26th May, 2003 unless extended by the Offeror in accordance with the Takeovers Code or has previously become or been declared unconditional as to acceptance. Acceptances received after 4:00 p.m. on Monday, 26th May, 2003 will only be valid if the Offer is extended before 4:00 p.m. on Monday, 26th May, 2003.

In the event that the Offer becomes unconditional as to acceptance by the First Closing Date, all other conditions must be fulfilled or the Offer will lapse within 21 days of the First Closing Date. If the Offer becomes unconditional, it will remain open for acceptance for not less than 14 days from the date on which the Offeror announces that the Offer has become unconditional.

In accordance with the Takeovers Code, the Company is required to despatch an offeree document (the "Offeree Document") containing, inter alia, the advice and recommendations from the independent board committee of the Company and the independent financial adviser to Shareholders relating to the Offer within 14 days of the posting of the Offer Document.

Shareholders are advised to read carefully the Offer Document, in particular, the sections headed "Letter from the Offeror", "Letter from SHKIL" and "Further terms of the Offer" together with the Offeree Document before deciding whether to accept or reject the Offer.

By Order of the Board of
China Online (Bermuda) Limited
Chong Sok Un
Chairman

By Order of the Board of
Sincere Way Limited
Chong Sok Un
Director

Hong Kong, 27th March, 2003

The directors of China Online and the Offeror jointly and severally accept full responsibility for the accuracy of information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and that there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

28th March, 2003

Hong Kong Economic Times

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

China Online (Bermuda) Limited
中國網絡(百慕達)有限公司*
(於百慕達註冊成立之有限公司)

Sincere Way Limited
(於英屬處女群島註冊成立之有限公司)

由

新鴻基國際有限公司

代表 SINCERE WAY LIMITED
收購廣益國際集團有限公司全部已發行股份
(惟不包括 SINCERE WAY LIMITED及
與其一致行動人士已持有之股份)
之自願有條件收購建議

寄發收購建議文件

收購建議文件於二零零三年三月二十七日寄發予股東。

股東於決定接納或拒絕接納收購建議前，務須細閱收購建議文件，尤其是「收購人函件」、「新鴻基函件」及「收購建議之其他條款」等節，以及受收購人文件。

謹此提述收購人及中國網絡於二零零三年三月七日聯合發表有關收購建議之公佈(「該公佈」)。除文義另有說明外，本公佈所用詞彙，與該公佈所用者具相同涵義。

寄發收購建議文件

收購人之董事會宣佈，有關收購建議之收購建議文件(「收購建議文件」，載有(其中包括)收購建議之詳情)，連同接納及過戶表格，於二零零三年三月二十七日寄發予股東。股東須留意，接納收購建議之最後時間將為二零零三年五月二十六日(星期一)下午四時正。除非收購人根據收購守則延長截止日期，或收購建議於之前已成為或獲宣佈成為無條件以供接納外，否則收購建議將於二零零三年五月二十六日截止。於二零零三年五月二十六日(星期一)下午四時正後接獲之接納表格，僅在收購建議於二零零三年五月二十六日(星期一)下午四時正前獲延期之情況下，方為有效。

若收購建議於首個截止日期前就接納成為無條件，則所有其他條件須於首個截止日期21日內達成，或收購建議將告失效。若收購建議成為無條件，則由收購人宣佈收購建議成為無條件當日起十四日內，收購建議將仍公開予以接納。

根據收購守則，該公司須於刊發收購建議文件之十四日內寄發受收購人文件(「受收購人文件」)，當中載有(其中包括)該公司之獨立董事委員會及獨立財務顧問致股東有關收購建議之意見及推薦建議。

股東於決定接納或拒絕接納收購建議前，務須細閱收購建議文件，尤其是「收購人函件」、「新鴻基函件」及「收購建議之其他條款」等節，以及受收購人文件。

承董事會命
中國網絡(百慕達)有限公司
主席
莊淑涴

承董事會命
Sincere Way Limited
董事
莊淑涴

香港，二零零三年三月二十七日

中國網絡及收購人之各董事共同及個別對本公佈所載之內容之準確性負全責，並於作出一切合理查詢後確認，就彼等所深知及確信，本公佈所表達之意見乃經審慎周詳考慮後作出，及本公佈並無遺漏其他事實，以致本公佈所載之任何聲明有所誤導。

* 中文名稱僅供識別

China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)

(website: http://www.chinaonline.com.hk)

ANNOUNCEMENT OF RESULTS
For the year ended 31 December 2002

TS OF THE GROUP

"Directors") of China Online (Bermuda) Limited (the "Company") announce the audited consolidated results of the ubsidiaries (the "Group") for the year ended 31 December 2002 together with last year's comparative figures are as

	2002 *HK$'000*	2001 *HK$'000*
	1,292,852	2,339,466
	(1,407,528)	(2,656,737)
	(114,676)	(317,271)
ments *(Note 2)*	(404,234)	(230,840)
ome *(Note 3)*	18,715	14,027
	(12,689)	(19,549)
nses	(52,530)	(65,529)
enses	(16,941)	(58,862)
s *(Note 1)*	(582,355)	(678,024)
	(603)	(7,360)
ognised in respect of goodwill	(2,250)	(30,035)
uisition of additional interest in a subsidiary	–	(4,458)
an associate	(9,085)	–
ssociates	(9,005)	(12,593)
jointly controlled entity	(119)	(170)
n	(603,417)	(732,640)
	198	2,002
y interests	(603,219)	(730,638)
	305	13,384
	(602,914)	(717,254)
	–	(46,432)
e 6)	(6.49 HK cents)	(7.72 HK cents)

gment information:-

	2002 *HK$'000*	2001 *HK$'000*
hones	168,241	227,636
n sales of listed trading investments	1,102,900	2,086,281
from listed investments	10,493	11,149
tion products	11,218	14,400
	1,292,852	2,339,466

ts

purposes, the Group is currently organised into two main operating divisions – mobile phone distribution, and securities trading and investments. resent sales of other communication products and rental income earned during the year. These divisions are the basis on which the Group reports its information.

ion about these businesses is presented below:

d 31 December 2002

	Mobile phone distribution *HK$'000*	Securities trading and investments *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
	168,241	1,113,393	11,218	1,292,852
	2,412	–	6,652	9,064
	170,653	1,113,393	17,870	1,301,916
	(21,015)	(537,490)	(4,925)	(563,430)
operating income				18,420
rate expenses				(29,345)
ons				(582,355)
				(603)

5. Dividend:-

	2002 *HK$'000*	2001 *HK$'000*
Final dividend paid in 2001 in respect of the year ended 31 December 2000 of 0.5 HK cents per ordinary share	–	46,432

6. Loss per share:-

The calculation of basic and diluted loss per share is based on the following data:

	2002 *HK$'000*	2001 *HK$'000*
Loss for the purpose of basic and diluted loss per share	(602,914)	(717,254)
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purposes of basic and diluted loss per share	9,286,462,340	9,286,462,072

The computation of diluted loss per share for the current year does not assume the exercise of the Company's outstanding warrants because their exercise price was higher than the average market price for shares for both years.

FINANCIAL RESULTS

Turnover of the Group for the year ended 31 December 2002 was HK$1,292,852,000 representing a 44.7% decrease as compared to that of the year 2001. The Group recorded a net loss attributable to shareholders of HK$602,914,000 for the year ended 31 December 2002 as compared with a net loss of HK$717,254,000 recorded for the year 2001.

DIVIDEND

No interim dividend was paid during the year (2001: Nil). The Directors do not recommend the payment of a final dividend in respect of the year 2002 (2001: Nil).

REVIEW OF OPERATIONS

During the year under review, the operating environment of the Group remained difficult as there was no sign of recovery in the economy of Hong Kong and that both the consumers' sentiment and investors' confidence were weak and pessimistic.

As pointed out in the Interim Report for the six months ended 30 June 2002, the performance of the Group's mobile handset distribution arm in Hong Kong – Star Telecom Limited ("Star Telecom") was affected by the sluggish consumer market and keen competition despite the turnover was increased by 68.8% to approximately HK$111 million as compared to that of year 2001. With an aim to maintain Star Telecom's competitiveness, the Group has embarked on a series of cost-cutting and restructuring exercises since the second half of 2002 so as to reduce its operating overheads and rationalize its operations.

The Group's operations in the People's Republic of China (the "PRC") namely the PRC mobile handset distribution and the PRC intelligent building system integration (collectively the "PRC Operations") recorded respective decreases in turnover by 64.8% and 22.1% as compared with last year to approximately HK$57 million and HK$11 million. Operating in highly competitive environment, the PRC Operations have persistently recorded losses during recent years. Now that the outlook of the PRC Operations is so gloomy and in order to avoid further loss and cash outflow to support such businesses, the Group decided to dispose of the PRC Operations which disposal was completed in March 2003.

The Group's trading and investment in financial instruments activities recorded a turnover of approximately HK$1.1 billion representing a 46.9% drop as compared to that of last year amid the fragile economic and investment environments which were further hammered by the uncertainty surrounding the US's military action against Iraq in the second half of 2002.

The realisation of the entire long-term investment in Millennium Group Limited ("MGL") was completed on 21 August 2002 for a consideration of approximately HK$38 million which realised a loss of approximately HK$9 million. Of the Group's long term investment in 270,535,000 shares in Sun Hung Kai & Co. Limited ("SHK"), representing approximately 17.99% of the issued share capital of SHK, in view of the partial realisation subsequent to the year end date as mentioned herein under Section "Prospects" below, an impairment loss of approximately HK$87 million had been made in the financial statements for the year ended 31 December 2002.

LIQUIDITY AND FINANCING

The Group's non-current assets comprised mainly of investment properties of approximately HK$32.6 million, property, plant and equipment of approximately HK$14.2 million and long term investments of approximately HK$284.3 million. These non-current assets were principally financed by shareholders' fund. As at the year end date, the Group has net current assets of approximately HK$465 million.

All of the Group's borrowings are arranged on short-term basis, repayable within 1 year and secured by certain marketable securities and bank deposits. As at the year end date, the Group has no borrowings.

As at 31 December 2002, the Group continued to maintain an insignificant gearing ratio, calculated on the basis of the Group's net borrowings (after deducting cash and bank balances) over shareholders' fund.

The Group has little foreign exchange exposure and the borrowings were mainly denominated in Hong Kong Dollars.

PLEDGE OF ASSETS

As at 31 December 2002, the Group had pledged assets with aggregate carrying value of HK$172,121,000 (2001: HK$218,368,000) to secure general loan facilities.

	2,412	-	6,652	9,064
	170,653	1,113,393	17,870	1,301,916
	(21,015)	(537,490)	(4,925)	(563,430)
...r operating income				18,420
...porate expenses				(29,345)
...tions				(582,355)
				(603)
...recognised in respect of goodwill	-	(2,250)	-	(2,250)
...l of an associate	-	(9,085)	-	(9,085)
...of associates	-	(9,005)	-	(9,005)
...f a jointly controlled entity	-	-	(119)	(119)
...tion				(603,417)
				198
...ority interests				(603,219)
...ts				305
...r				(602,914)

...ded 31 December 2001

	Mobile phone distribution *HK$'000*	Securities trading and investments *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
	227,636	2,097,430	14,400	2,339,466
	4,626	-	5,281	9,907
	232,262	2,097,430	19,681	2,349,373
	(53,341)	(556,666)	(3,040)	(613,047)
...er operating income				4,120
...porate expenses				(69,097)
...tions				(678,024)
				(7,360)
...recognised in respect of goodwill	-	(30,035)	-	(30,035)
...acquisition of additional interest in a subsidiary	-	(4,458)	-	(4,458)
...of associates	-	(12,593)	-	(12,593)
...of a jointly controlled entity	-	-	(170)	(170)
...ation				(732,640)
				2,002
...nority interests				(730,638)
...its				13,384
...r				(717,254)

...egments

...erations are located in Hong Kong and Mainland China ("China").

...tribution of mobile phones is carried out in Hong Kong and China. Securities trading and investment are carried out in Hong Kong.

...able provides an analysis of the Group's revenue by geographical market:

	Revenue by geographical market 2002 *HK$'000*	2001 *HK$'000*
	1,229,841	2,166,996
	72,075	182,377
	1,301,916	2,349,373

...ations is stated after charging depreciation and amortization of HK$4,049,000 (2001: HK$4,345,000).

...nvestments:–

	2002 *HK$'000*	2001 *HK$'000*
...tion of other listed investments	8,091	5,292
...s on equity linked notes	-	(60,815)
...s on derivatives	(48,167)	(122,312)
...loss on trading investments	(200,017)	(25,223)
...loss on derivatives	(79,958)	(4,931)
...s recognised in respect of other investments (Note)	(86,629)	(22,851)
...in on corporate bonds	2,446	-
	(404,234)	(230,840)

...t to the share repurchase offer of Sun Hung Kai & Co. Limited ("SHK"), the Group undertook to tender at least 152,760,720 shares in SHK in ...er 2002 and subsequently realised 212,782,450 shares of SHK at a price of HK$1.3 pre share. The directors determined that the value of these ...,450 shares of SHK was impaired and the impairment loss was transferred from the asset revaluation reserve to income statement during the year.

...g Income:–

	2002 *HK$'000*	2001 *HK$'000*
...from properties under operating leases		
...gs of HK$162,000 (2001: HK$75,000)	6,308	4,828
...	1,910	3,868
...	2,412	4,878
...come	344	453
...ong outstanding payables	5,166	-
	2,575	-
	18,715	14,027

	2002 *HK$'000*	2001 *HK$'000*
...rge) comprises:		
...Profit Tax for the current year	-	(195)
...ation of associates	198	2,197
	198	2,002

...or Hong Kong Profits Tax had been made in the financial statements for the year ended 31 December 2002 as the Group had no assessable profit. ...ofit Tax was calculated at 16% on the estimated assessable profits for 2001.

All of the Group's borrowings are arranged on short-term basis, repayable within 1 year and secured by certain marketable securities and bank deposits. As at the year end date, the Group has no borrowings.

As at 31 December 2002, the Group continued to maintain an insignificant gearing ratio, calculated on the basis of the Group's net borrowings (after deducting cash and bank balances) over shareholders' fund.

The Group has little foreign exchange exposure and the borrowings were mainly denominated in Hong Kong Dollars.

PLEDGE OF ASSETS

As at 31 December 2002, the Group had pledged assets with aggregate carrying value of HK$172,121,000 (2001: HK$218,368,000) to secure general loan facilities.

EMPLOYEES

The Group employed 96 (2001: 311) employees at the year end date. Employees' cost (excluding directors' emoluments) amounted to approximately HK$17,933,000 (2001: HK$26,915,000) for the year. The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance related basis within the general framework of the Group's salary and bonus system.

PROSPECTS

The economic outlook in Hong Kong remains gloomy due to the lack of consumer and investor confidences, increasing unemployment and continuing depression in the retail market. It is expected that the situation will deteriorate further as a result of the outbreak of the war in Iraq as well as the Severe Acute Respiratory Syndrome in Hong Kong.

In order to maintain its competitiveness, Star Telecom has strengthened its distribution network, concluded new distribution rights for trendy mobile phone products and has been constantly seeking for new potential distributorship for volume oriented trendy products with an overall *objective to contribute positively to the Group.*

In addition to the realisation of its non-performing long-term investment in MGL in year 2002, the Group has realised 212,782,450 shares of SHK on 7 March 2003 under the unconditional offer by SHK for repurchase up to 325,600,000 shares of SHK at HK$1.3 per share (as to HK$0.30 in cash and HK$1.00 in loan note) which ultimately reduced the Group's shareholding in SHK from 17.99% to 4.62%. Such realisation has generated cash proceed of approximately HK$63.8 million and loan note of approximately HK$212.8 million, redeemable on or before 7 March 2008, carrying an interest of 4% per annum.

The Group has actively searched for and negotiated with potential partners / buyers to take over the PRC Operations since second half of 2002 and has finally concluded with a third party to dispose of the PRC Operations in March 2003.

On 7 March 2003, Sun Hung Kai International Limited on behalf of Sincere Way Limited ("Sincere Way", a wholly owned subsidiary of the Company) make a voluntary conditional offer to acquire all the issued shares of Fortuna International Holdings Limited ("Fortuna", "Fortuna Share") other than those held by Sincere Way and parties acting in concert with it for HK$0.02 per Fortuna Share (the "Offer"). The Offer values the entire issued share capital of Fortuna at approximately HK$79.87 million. Fortuna is listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and is principally engaged in the production and distribution of wines in China. The Group considers that the Offer represents an opportunity for the Group to widen its business scope and to participate in production and distribution of wines in China. The Offer, if succeed, will be financed by internal resources and borrowings.

Following the disposals of non-performing assets and business divisions, the Group will continue to review and rationalize its business scope and investment strategies with a view to improving its financial performance. Under such difficult market situation, the Group believes that there would be ample supply of investment opportunities in respect of companies and businesses that have been grossly undervalued and will meticulously look for such which can bring in good cash flow, earnings and capital appreciation to the Group.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of any listed securities of the Company during the year.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company had compiled throughout the year ended 31 December 2002 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that the independent non-executive directors of the Company are not appointed for specific terms but are subject to retirement by rotation in accordance with the Company's bye-laws. The Company established an audit committee on 29 January 1999 with reference to "A Guide For The Formation Of An Audit Committee" issued by the Hong Kong Society of Accountants and in accordance with paragraph 14 of the Code of Best Practice.

PUBLICATION OF ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

The annual report of the Group for the year ended 31 December 2002 containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

By Order of the Board
Chong Sok Un
Chairman

Hong Kong, 9 April 2003

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Tuesday, 3 June 2003 at 10:00 a.m. for the following purposes:–

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2002.
2. To re-elect Directors and authorise the Directors to fix their remuneration.
3. To re-appoint Auditors and authorise the Directors to fix their remuneration.

By Order of the Board
Fung Ching Man, Ada
Company Secretary

Hong Kong, 9 April 2003

Notes:

(i) Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holder of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

(ii) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal, or under the hand of an officer or attorney duly authorised.

(iii) The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the branch share registrars of the Company in Hong Kong, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than forty-eight hours before the time for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid.

Hong Kong Economic Times

China Online (Bermuda) Limited
(中國網絡（百慕達）有限公司)*

(於百慕達註冊成立之有限公司)

(網址：http://www.chinaonline.com.hk)

業績公佈

截至二零零二年十二月三十一日止年度

本集團之經審核業績

中國網絡(百慕達)有限公司(「本公司」)之董事(「董事」)謹此公佈，本公司及其附屬公司(「本集團」)截至二零零二年十二月三十一日止年度之經審核綜合業績及上年度之比較數字如下：－

	二零零二年 千港元	二零零一年 千港元
營業額(附註1)	1,292,852	2,339,466
銷售成本	(1,407,528)	(2,656,737)
毛虧損	(114,676)	(317,271)
投資虧損淨額(附註2)	(404,234)	(230,840)
其他經營收入(附註3)	18,715	14,027
分銷成本	(12,689)	(19,549)
行政支出	(52,530)	(65,529)
其他經營支出	(16,941)	(58,862)
經營業務虧損(附註1)	(582,355)	(678,024)
融資成本	(603)	(7,360)
商譽之已確認減值虧損	(2,250)	(30,035)
視作收購一間附屬公司額外權益之虧損	－	(4,458)
出售一間聯營公司之虧損	(9,085)	－
應佔聯營公司之業績	(9,005)	(12,593)
應佔共同控制實體之業績	(119)	(170)
除稅前虧損	(603,417)	(732,640)
稅項撥回(附註4)	198	2,002
未計少數股東權益前虧損	(603,219)	(730,638)
少數股東權益	305	13,384
本年度虧損	(602,914)	(717,254)
股息(附註5)	－	(46,432)
每股虧損(附註6)		
基本及攤薄	(6.49港仙)	(7.72港仙)

附註：－

1. **營業額及分項資料：－**

營業額

	二零零二年 千港元	二零零一年 千港元
銷售流動電話	168,241	227,636
出售上市買賣投資之收益淨額	1,102,900	2,086,281
上市投資之股息收入	10,493	11,149
其他通訊產品	11,218	14,400
	1,292,852	2,339,466

業務分項

於管理上，本集團現時分為兩大營運業務，分別是流動電話分銷，以及證券買賣及投資。其他主要指年內其他通訊產品之銷售及所賺取之租金收入，上述兩大業務乃本集團匯報主要分項資料所按之基準。

關於此等業務之分項資料呈列如下：

截至二零零二年十二月三十一日止年度

	流動電話分銷 千港元	證券買賣及投資 千港元	其他 千港元	綜合 千港元
收入				
對外銷售	168,241	1,113,393	11,218	1,292,852
其他	2,412	－	6,652	9,064
	170,653	1,113,393	17,870	1,301,916
業績				
分項業績	(21,015)	(537,490)	(4,925)	(563,430)
未分攤之其他經營收入				10,420
未分攤之公司支出				(29,345)
				(582,355)
經營業務虧損				
融資成本				(603)
商譽之已確認減值虧損	－	(2,250)	－	(2,250)
出售一間聯營公司之虧損	－	(9,085)	－	(9,085)
應佔聯營公司之業績	－	(9,005)	－	(9,005)
應佔共同控制實體之業績	－	－	(119)	(119)
[illegible]				(603,417)

6. **每股虧損：－**

每股基本及攤薄虧損乃根據下列數據計算：－

	二零零二年 千港元	二零零一年 千港元
計算每股基本及攤薄虧損所依據之虧損	(602,914)	(717,254)
	股份數目	股份數目
計算每股基本及攤薄虧損所依據之普通股份加權平均數	9,286,462,340	9,286,462,072

在計算本年度每股攤薄虧損時，由於本公司尚未行使之認股權證於這兩年度之行使價均高於股份平均市價，因此假設本公司尚未行使之認股權證不獲行使。

財務業績

本集團截至二零零二年十二月三十一日止年度之營業額為1,292,852,000港元，較二零零一年之營業額減少44.7%。本集團錄得截至二零零二年十二月三十一日止年度之股東應佔虧損淨額為602,914,000港元，相對於二零零一年同期錄得之虧損淨額為717,254,000港元。

股息

於本年度，本公司並無派付任何中期股息(二零零一年：無)。董事不建議派付二零零二年年度之末期股息(二零零一年：無)。

業務回顧

於回顧年度內，由於本港經濟仍未見復甦跡象，加上消費意願疲弱，投資者信心不足，本集團之經營環境依然艱困。

誠如截至二零零二年六月三十日止六個月之中期報告所指，儘管本集團在香港之流動電話分銷部門星光電訊有限公司(「星光電訊」)錄得營業額約111,000,000港元，較二零零一年同期增加68.8%，惟星光電訊之表現仍受消費市場呆滯及競爭劇烈所影響。為維持星光電訊之競爭力，本集團自二零零二年下半年開始實施一系列成本減省及重組措施，藉以減低其營運開支及重整其業務運作。

本集團於中華人民共和國(「中國」)之業務，即中國流動電話分銷業務及中國智能大廈系統集成業務(統稱「該中國業務」)分別錄得營業額約57,000,000港元及11,000,000港元，分別較上一年減少64.8%及22.1%。由於在競爭劇烈之市況下經營，該中國業務近年持續錄得虧損。鑑於該中國業務之前景依然暗淡，為避免進一步招致虧損及投入現金支持該等業務，本集團已決定出售該中國業務，而有關出售之事項已於二零零三年三月完成。

本集團之金融工具買賣及投資錄得營業額約1,100,000,000港元，較上一年度下跌46.9%。二零零二年下半年，原已疲弱之經濟及投資環境因美國可能對伊拉克動武所帶來之不確定因素而再次受到重創。

於二零零二年八月二十一日，本集團完成變現其於豐泰集團國際有限公司(「豐泰集團」)之全部長期投資，代價約為38,000,000港元，變現虧損約為9,000,000港元。本集團之長期投資中包括270,535,000股新鴻基有限公司(「新鴻基」)股份，佔新鴻基已發行股本約17.99%，鑑於本集團於年結日後變現其部份長期投資(見下文「展望」一節)，本集團已在截至二零零二年十二月三十一日止年度之財務報表內計入約87,000,000港元之減值虧損。

流動資金及融資

本集團之非流動資產主要包括總值約32,600,000港元之投資物業，總值約14,200,000港元之物業、廠房及設備，及總值約284,300,000港元之長期投資。此等非流動資產主要由股東資金支付。於年度結算日，本集團之流動資產淨值約為465,000,000港元。

本集團所有借貸均以短期形式安排，須於一年內償還，並以若干有價證券及銀行定期存款作抵押。於年度結算日，本集團並無任何借貸。

於二零零二年十二月三十一日，本集團繼續維持偏低之負債比率(按本集團借貸淨額(扣除現金及銀行結餘)相對股東資金之比例計算)。

本集團只承受輕微之外匯風險，而借貸主要以港元為單位。

資產抵押

於二零零二年十二月三十一日，本集團以名下賬面值合共172,121,000港元(二零零一年：218,368,000港元)之資產作為取得一般貸款融資之抵押。

僱員

商譽之已確認減值虧損	–	(2,250)		(2,250)
出售一間聯營公司之虧損	–	(9,085)	–	(9,085)
應佔聯營公司之業績	–	(9,005)	–	(9,005)
應佔共同控制實體之業績	–	–	(119)	(119)
除稅前虧損				(603,417)
稅項撥回				198
未計少數股東權益前虧損				(603,219)
少數股東權益				305
本年度虧損				(602,914)

截至二零零一年十二月三十一日止年度

	流動電話分銷 千港元	證券買賣及投資 千港元	其他 千港元	綜合 千港元
收入				
對外銷售	227,636	2,097,430	14,400	2,339,466
其他	4,626	–	5,281	9,907
	232,262	2,097,430	19,681	2,349,373
業績				
分項業績	(53,341)	(556,666)	(3,040)	(613,047)
未分攤之其他經營收入				4,120
未分攤之公司支出				(69,097)
經營業務虧損				(678,024)
融資成本				(7,360)
商譽之已確認減值虧損	–	(30,035)	–	(30,035)
視作收購一間附屬公司額外權益之虧損	–	(4,458)	–	(4,458)
應佔聯營公司之業績	–	(12,593)	–	(12,593)
應佔共同控制實體之業績	–	–	(170)	(170)
除稅前虧損				(732,640)
稅項撥回				2,002
未計少數股東權益前虧損				(730,638)
少數股東權益				13,384
本年度虧損				(717,254)

地區分項

本集團之經營業務分佈於香港及中國內地(「中國」)。

本集團之流動電話分銷業務在香港及中國進行，而證券買賣及投資業務則在香港進行。

以下列表提供本集團按市場地區收入之分析：

	按市場地區之收入 二零零二年 千港元	二零零一年 千港元
香港	**1,229,841**	2,166,996
中國	**72,075**	182,377
	1,301,916	2,349,373

經營業務虧損乃計入4,049,000港元(二零零一年：4,345,000港元)之折舊及攤銷後列賬。

2. **投資虧損淨額：—**

	二零零二年 千港元	二零零一年 千港元
變現其他上市投資之收益	**8,091**	5,292
高息票據之已變現虧損淨額	–	(60,815)
衍生工具之已變現虧損淨額	**(48,167)**	(122,312)
供買賣投資之未變現虧損淨額	**(200,017)**	(25,223)
衍生工具之未變現虧損淨額	**(79,958)**	(4,931)
其他投資之已確認減值虧損(附註)	**(86,629)**	(22,851)
企業債券之已變現收益淨額	**2,446**	–
	(404,234)	(230,840)

附註：根據新鴻基有限公司(「新鴻基」)之股份購回建議，本集團於二零零二年十一月承諾出售最少152,760,720股新鴻基股份，其後按每股1.3港元之價格變現212,782,450股新鴻基股份。董事認為該批212,782,450股新鴻基股份之價值已出現減值，而有關之減值虧損已於本年度由資產重估儲備轉撥至收益表內。

3. **其他經營收入：—**

	二零零二年 千港元	二零零一年 千港元
經營租約物業扣除開支162,000港元(二零零一年：75,000港元)之租金收入	**6,308**	4,828
利息收入	**1,910**	3,868
服務收入	**2,412**	4,878
維修收入	**344**	453
撥回長期未付之債項	**5,166**	–
其他	**2,575**	–
	18,715	14,027

4. **稅項撥回：—**

	二零零二年 千港元	二零零一年 千港元
稅項撥回(支出)包括：—		
本年度之香港利得稅	–	(195)
應佔聯營公司之稅項	**198**	2,197
	198	2,002

由於本集團於截至二零零二年十二月三十一日止之年度並無任何應課稅溢利，故並無在財務報表上提撥香港利得稅撥備。

香港利得稅乃根據二零零一年之估計應課稅溢利按16%之稅率計算。

5. **股息：—**

二零零二年 二零零一年

元(二零零一年：218,368,000港元)之資產作為取得一般貸款融資之抵押。

僱員

於年度結算日，本集團僱用96名(二零零一年：311名)僱員。本年度之僱員成本(不包括董事酬金)約為17,933,000港元(二零零一年：26,915,000港元)。本集團確保其僱員之薪酬水平與業界相若，且在本集團之薪金及獎金制度之整體規劃下僱員之報酬均與其表現掛鈎。

展望

消費者及投資者信心不足、失業率上升及零售市場持續蕭條以致本港經濟前景依然暗淡。伊拉克爆發戰爭，加上非典型肺炎在本港肆虐，預期本港之經濟狀況將會進一步惡化。

為維持競爭力，星光電訊在加強現有分銷網絡之同時，亦取得數款時尚流動電話產品之代理權，並不斷物色具批量分銷潛質之時尚產品，全力爭取為本集團作出正面貢獻。

除於二零零二年變現其於豐泰集團表現欠佳之長期投資外，本集團亦於二零零三年三月七日，透過新鴻基提出之無條件收購建議(即新鴻基按每股1.3港元之價格(其中0.30港元以現金支付，其餘1.00港元以貸款票據支付)購回最多325,600,000股新鴻基股份)，將212,782,450股新鴻基股份變現，而本集團於新鴻基之持股比例最終由17.99%下降至4.62%。變現有關股份為本集團帶來現金收益約63,800,000港元，以及貸款票據約212,800,000港元，該等貸款票據按年息4厘計息，可於二零零八年三月七日或之前贖回。

本集團自二零零二年下半年開始為該中國業務積極物色有潛力合作夥伴／買家，最終於二零零三年三月落實將中國業務出售予一位第三方人士。

於二零零三年三月七日，新鴻基國際有限公司代表Sincere Way Limited(「Sincere Way」，本公司之全資附屬公司)提出一項自願有條件收購建議)(「收購建議」)，按每股0.02港元之價格收購廣益國際集團有限公司(「廣益」)之全部已發行股份(「廣益股份」)(不包括Sincere Way及其一致行動人士已持有之廣益股份)。根據收購建議計算廣益全部已發行股本之價值約為79,870,000港元。廣益在香港聯合交易所有限公司(「聯交所」)主板上市，主要在中國從事酒類生產及分銷業務。本集團認為收購建議乃本集團拓展其業務範圍及參與中國生產及分銷酒類業務之機會。倘收購建議順利進行，則有關款項將會以本集團之內部資源及借貸撥付。

繼售出表現欠佳之資產及業務後，本集團將會繼續檢討及重整業務範圍及投資策略，務求改善財務表現。在如此艱困之市場狀況下，本集團相信，市場上將會湧現大量投資估值嚴重偏低之公司及業務之機會，而本集團將會謹慎挑選合適之機會，務求為本集團帶來優厚之現金流量、盈利及資本升值。

購買、出售及贖回上市證券

本公司或其任何附屬公司於本年度內概無購買、出售或贖回任何本公司之上市證券。

最佳應用守則

董事認為，本公司於截至二零零二年十二月三十一日止年度內已遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄14所載之最佳應用守則之規定，惟本公司之獨立非執行董事並無特定委任年期，但須根據本公司之組織章程輪值告退。本公司參考香港會計師公會頒佈之「成立審核委員會之指引」及根據最佳應用守則第14段，於一九九九年一月二十九日設立審核委員會。

在聯交所網頁上刊登全年業績

本集團截至二零零二年十二月三十一日止年度之年報載有上市規則附錄16第45(1)至45(3)段所規定之全部資料，稍後將在適當時間在聯交所之網頁上刊登。

承董事會命
主席
莊淑涴

香港，二零零三年四月九日

股東週年大會通告

茲通告本公司謹訂於二零零三年六月三日(星期二)上午十時正假座香港灣仔港灣道1號會展廣場西南座皇朝會7樓會議廳舉行股東週年大會，藉以討論下列事項：—

1. 省覽及考慮截至二零零二年十二月三十一日止年度之經審核財務報告與董事會報告書及核數師報告書。
2. 重選董事並授權董事釐定其酬金。
3. 重新委聘核數師並授權董事釐定其酬金。

承董事會命
公司秘書
馮靖文

香港，二零零三年四月九日

附註：—

(i) 凡有權出席本公司大會或本公司任何類別股份持有人大會及投票之本公司股東，均有權委任他人為其代表，代其出席及投票。受委代表毋須為本公司股東。股東可委任超過一位代表出席同一大會。

(ii) 委任代表之文件須由委任人或獲委任人以書面正式授權之授權人親筆簽署，

28th April, 2003

The Standard

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)

EXPIRY OF SUBSCRIPTION RIGHTS ATTACHING TO THE 2003 WARRANTS

- Subscription rights attaching to the 2003 Warrants will expire after 4:00 p.m. on Friday, 6th June, 2003.
- Holders who wish to exercise their subscription rights attaching to the 2003 Warrants must exercise on or before 4:00 p.m. on Friday, 6th June, 2003.
- Trading in the 2003 Warrants will cease after 4:00 p.m. on Monday, 2nd June, 2003.
- Listing of the 2003 Warrants will be withdrawn from the close of business on Friday, 6th June, 2003.

The directors of China Online (Bermuda) Limited (the "Company") hereby remind holders of the Company's warrants carrying rights to subscribe for shares of HK$0.01 each ("Share(s)") in the Company on or before 6th June, 2003 at a subscription price of HK$0.30 per Share (the "2003 Warrants"), subject to adjustment, that the subscription rights attaching to the 2003 Warrants will expire on 6th June, 2003 after 4:00 p.m. and thereafter any subscription rights which have not been exercised will lapse and the 2003 Warrants will cease to be valid for any purpose.

The Company has made the following arrangements regarding dealings and transfers of the 2003 Warrants:–

1. the last trading day of the 2003 Warrants on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") is Monday, 2nd June, 2003.
2. the registered holders of 2003 Warrants who wish to exercise the whole or part of the subscription rights attaching to their 2003 Warrants must lodge with the Company's Hong Kong branch share registrars and transfer office, Tengis Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong the followings on or before **4:00 p.m. on Friday, 6th June, 2003**:–
   (a) the relevant 2003 Warrant certificates;
   (b) the duly completed and signed subscription forms; and
   (c) remittances for the relevant subscription moneys;
3. holders of 2003 Warrants not yet registered in their names and wish to exercise the subscription rights attaching to those 2003 Warrants must lodge with Tengis Limited at the abovementioned address the followings on or before **4:00 p.m. on Friday, 6th June, 2003**:–
   (a) the relevant duly executed instruments of transfer and/or other documents of title;
   (b) the relevant 2003 Warrant certificates;
   (c) the duly completed and signed subscription forms; and
   (d) remittances for the relevant subscription moneys;

   Subscription forms lodged with Tengis Limited later than 4:00 p.m. on Friday, 6th June, 2003 will not be valid and accepted.
4. Application has been made for withdrawal of the listing of 2003 Warrants from the Stock Exchange with effect from the close of business on **Friday, 6th June, 2003**.

New Shares issued on exercise of the subscription rights will rank pari passu in all respects with the Shares in issue on the relevant subscription date. Certificates for Shares arising from the exercise of the subscription rights will be issued to the relevant shareholders of the 2003 Warrants by no later than 28 days after the relevant subscription date.

The closing prices of the Shares and the 2003 Warrants as quoted on the Stock Exchange on 25th April, 2003 were HK$0.02 and HK$0.01 respectively.

A circular in relation to the above will be despatched to holders of the 2003 Warrants and, for information only, shareholders of the Company as soon as practicable.

If you are in any doubt as to any aspect of this announcement or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

By Order of the Board
Fung Ching Man, Ada
Company Secretary

Hong Kong, 25th April, 2003

28th April, 2003

Hong Kong Economic Times

China Online (Bermuda) Limited
中國網絡(百慕達)有限公司*
(於百慕達註冊成立之有限公司)

二零零三年認股權證附有之認購權屆滿

- 二零零三年認股權證附有之認購權的行使期將於二零零三年六月六日(星期五)下午四時正後屆滿。
- 持有人如欲行使二零零三年認股權證附有之認購權須於二零零三年六月六日(星期五)下午四時正或之前行使。
- 二零零三年認股權證將於二零零三年六月二日(星期一)下午四時正後停止買賣。
- 二零零三年認股權證將於二零零三年六月六日(星期五)辦公時間後撤銷上市。

中國網絡(百慕達)有限公司(「本公司」)之董事現知會本公司附有權利可於二零零三年六月六日或該日之前以每股0.30港元之認購價(可予調整)認購本公司每股面值0.01港元之股份(「股份」)之二零零三年認股權證(「二零零三年認股權證」)之持有人，附於二零零三年認股權證之認購權將於二零零三年六月六日下午四時正後屆滿，未獲行使之認購權將告作廢，其後二零零三年認股權證將不再具有任何效力。

本公司已就二零零三年認股權證之買賣及轉讓作出以下安排：—

1. 二零零三年認股權證於香港聯合交易所有限公司(「聯交所」)之最後交易日為**二零零三年六月二日(星期一)**。
2. 擬行使全部或部份附於二零零三年認股權證之認購權之二零零三年認股權證登記持有人須於**二零零三年六月六日(星期五)下午四時正**或以前將下列各項交回本公司之股份過戶登記處香港分處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下：—
   (a) 有關二零零三年認股權證之證書；
   (b) 已填妥及簽署之認購表格；及
   (c) 有關認購款項之付款支票；
3. 尚未以其名義登記之二零零三年認股權證持有人如欲行使附於二零零三年認股權證之認購權，須於**二零零三年六月六日(星期五)下午四時正**或以前，將下列各項送交位於上述地址之登捷時有限公司：—
   (a) 已簽署之有關過戶文件及／或其他擁有權文件；
   (b) 有關二零零三年認股權證之證書；
   (c) 已填妥及簽署之認購表格；及
   (d) 有關認購款項之付款支票；

   於二零零三年六月六日(星期五)下午四時正後始送達登捷時有限公司之認購表格將無效及不獲受理。
4. 本公司已向聯交所申請取消二零零三年認股權證之上市地位，自**二零零三年六月六日(星期五)**辦公時間結束時起生效。

於行使認購權時發行之新股份將在各方面與於有關認購日期已發行之股份享有同等權利。因行使認購權而印發之股票將於有關認購日期後二十八日內發行予行使該等二零零三年認股權之有關股東。

股份及二零零三年認股權證於二零零三年四月二十五日在聯交所所報之收市價分別為0.02港元及0.01港元。

一份有關上述事宜之函件將會盡快寄發予二零零三年認股權證之持有人及本公司股東(僅供參考)。

閣下如對本公佈任何方面或應採取之行動有任何疑問，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

承董事會命
馮靖文
公司秘書

香港，二零零三年四月二十五日

* 中文名稱僅供識別

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares or warrants in **CHINA ONLINE (BERMUDA) LIMITED** (the "Company"), you should at once hand this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)

Executive directors:
Ms. Chong Sok Un *(Chairman)*
Dato' Wong Peng Chong
Mr. Kong Muk Yin

Independent non-executive directors:
Mr. Cheng Mo Chi, Moses
Mr. Tan Shao Hua
Mr. Lo Wai On

Registered office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Head office and principal place of business in Hong Kong:
47th Floor
China Online Centre
333 Lockhart Road
Wan Chai
Hong Kong

30th April, 2003

To shareholders and, for information only, the warrantholders of the Company

Dear Sir or Madam,

GENERAL MANDATES TO REPURCHASE SECURITIES AND ISSUE SHARES

1. Introduction

The purpose of this document is to provide you with information regarding the resolutions to be proposed at a special general meeting of the Company to be held on 3rd June, 2003 (the "Special General Meeting") immediately following the annual general meeting of the Company to be held on the same date (the "Annual General Meeting").

2. **Mandates for the repurchase by the Company of its own securities and the issue of shares**

At the special general meeting of the Company held on 31st May, 2002, a general mandate was given to the directors of the Company (the "Directors") to exercise the powers of the Company to repurchase shares of the Company. Such mandate will lapse at the conclusion of the Annual General Meeting.

The Directors propose to seek your approval of an ordinary resolution (the "Ordinary Resolution No. 1") to be proposed at the Special General Meeting to give a fresh general mandate to the Directors to exercise the powers of the Company to repurchase, at any time until the next annual general meeting or such earlier as stated in the Ordinary Resolution No. 1, shares of HK$0.01 each of the Company (the "Shares") up to a maximum of 10% of the issued share capital of the Company at the date of the Ordinary Resolution No.1 and warrants issued by the Company to subscribe for Shares at a price of HK$0.30 per Share (the "Warrants") up to a maximum of 10% of the aggregate amount of the Warrants outstanding at the date of the Ordinary Resolution No. 1 (the "Repurchase Mandate").

An explanatory statement as required under the relevant rules set out in the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") to regulate the repurchase by companies with primary listings on the Stock Exchange of their own securities on the Stock Exchange (the "Share Repurchase Rules") to provide the requisite information of the Repurchase Mandate is set out in the appendix hereto.

Two other ordinary resolutions will also be proposed at the Special General Meeting, one (the "Ordinary Resolution No. 2") granting to the Directors a general mandate (the "Issue Mandate") to allot, issue and deal with additional Shares not exceeding 20% of the issued share capital of the Company at the date of Ordinary Resolution No. 2; and another adding to such general mandate if granted to the Directors any Shares representing the aggregate nominal amount of the Shares in the capital of the Company repurchased by the Company under the Repurchase Mandate (the "Extension Mandate").

3. **Special General Meeting**

The ordinary resolutions are set out in full in the notice of the Special General Meeting dated 30th April, 2003 (the "Notice of Special General Meeting"). Whether or not you intend to attend the Special General Meeting, you are requested to complete the proxy form and return it to the branch share registrars of the Company in Hong Kong, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Special General Meeting. The return of a proxy form will not preclude a shareholder from attending the Special General Meeting and voting in person.

4. **Recommendation**

The Directors believe that the ordinary resolutions for the Repurchase Mandate, Issue Mandate and Extension Mandate are all in the best interests of the Company and its shareholders as a whole. Accordingly, the Directors recommend that all shareholders to vote in favour of all the resolutions set out in the Notice of Special General Meeting.

By Order of the Board
Chong Sok Un
Chairman

APPENDIX
EXPLANATORY STATEMENT

This appendix serves as an explanatory statement, as required by the Share Repurchase Rules, to provide requisite information to you for your consideration of the Repurchase Mandate. For this purpose, "shares" is defined in the Share Repurchase Rules to mean shares of all classes and securities which carry a right to subscribe or purchase shares.

1. **Share Capital and Warrants**

As at 23rd April, 2003 (the latest practicable date prior to the printing of this document), the issued share capital of the Company comprised 9,286,462,340 Shares. In addition, there were outstanding Warrants in the value of HK$556,999,874.40 to subscribe up to 1,856,666,248 in aggregate for Shares at HK$0.30 each (subject to adjustment).

Subject to the passing of the Ordinary Resolution No. 1 and on the basis that no further Shares or Warrants are issued or repurchased or exercised prior to the Special General Meeting to be held on 3rd June, 2003, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 928,646,234 Shares, and Warrants in the value of HK$55,699,987.44 carrying rights to subscribe up to 185,666,624 in aggregate for Shares at HK$0.30 each (subject to adjustment).

2. **Reasons for Repurchase**

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its shareholders as a whole. Such purchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share and will only be made when the Directors believe that such a purchase will benefit the Company and its shareholders as a whole.

3. **Funding of Repurchase**

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-Laws and the laws of Bermuda. Bermuda laws provides that the amount of capital repaid in connection with a share repurchase may only be paid out of either the capital paid up on the relevant shares, or the profits that would otherwise be available for dividend or the proceeds of a fresh issue of shares made for the purpose. The amount of premium payable on repurchase may only be paid out of either the profits that would otherwise be available for dividend or out of the share premium or contributed surplus accounts of the Company.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31st December, 2002 in the event that the Repurchase Mandate were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements or the gearing levels of the Company which in the opinion of the Directors are from time to time appropriate for the Company.

4. **Shares and Warrants Prices**

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the printing of this document were as follows:–

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
April 2002	0.065	0.043
May 2002	0.074	0.053
June 2002	0.064	0.050
July 2002	0.058	0.026
August 2002	0.042	0.030
September 2002	0.039	0.027
October 2002	0.035	0.020
November 2002	0.035	0.027
December 2002	0.040	0.026
January 2003	0.032	0.025
February 2003	0.029	0.025
March 2003	0.026	0.018

There was no transaction for the Warrants during the period from April 2002 to March 2003.

5. **Undertaking and Miscellaneous**

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Ordinary Resolution No.1 and in accordance with the Listing Rules and the laws of Bermuda.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates as defined in the Listing Rules, have any present intention to sell any securities of the Company to the Company or its subsidiaries under the Repurchase Mandate if such is approved by the shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell securities of the Company to the Company or its subsidiaries or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the shareholders of the Company.

If a shareholder's proportionate interest in the voting rights of the Company increases on exercise of the powers to repurchase securities of the Company pursuant to the Repurchase Mandate, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). As a result, a shareholder or group of shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at 23rd April, 2003, (the latest practicable date prior to the printing of this document), Ms. Chong Sok Un ("Ms. Chong") beneficially held 2,631,200,000 Shares *(Note)*, representing approximately 28.33% of the issued share capital of the Company. To the best of the knowledge and belief of the Company, no other person, together with his/her associates, was beneficially interested in Shares of the Company representing 10% or more of the issued share capital of the Company.

In the event that the Directors exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the Repurchase Mandate then (if the present shareholdings otherwise remained the same) the attributable shareholding of Ms. Chong in the Company would be increased to approximately 31.48% of the issued share capital of the Company. Such increase may give rise to an obligation to make a mandatory offer under Rule 26 of the Takeover Code. However, the Directors have no current intention to exercise the Repurchase Mandate to such an extent as would give rise to this obligation. In any event, the Repurchase Mandate will be exercised only if the number of Shares held by the public would not fall below 25%.

Note: The 2,631,200,000 Shares are held by Vigor Online Offshore Limited, a 67.7% owned subsidiary of China Spirit Limited in which Ms. Chong maintains a beneficial interest of 100%.

6. Securities Purchase made by the Company

The Company has not purchased any securities of the Company (whether on the Stock Exchange or not) in the six months preceding the date of this document.

China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a Special General Meeting of the Company will be held at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Tuesday, the 3rd day of June, 2003 at 10:10 a.m. (or so soon thereafter as the Annual General Meeting of the Company convened on the same date and place at 10:00 a.m. shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolutions which will be proposed as ordinary resolutions:-

ORDINARY RESOLUTIONS

1. **"THAT:-**

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.01 each in the capital of the Company and warrants issued by the Company to subscribe for shares in the capital of the Company through the facilities of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or of another exchange recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital of the Company to be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent. (10%) of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the aggregate amount of warrants to be repurchased by the Company pursuant to such approval shall not exceed ten per cent. (10%) of the aggregate amount of warrants of the Company outstanding at the date of this resolution, and the approval in paragraph (a) above shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the laws of Bermuda to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

2. **"THAT:-**

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.01 each in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital to be allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, (ii) an issue of shares as scrip dividends pursuant to the Bye-Laws of the Company from time to time, (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iv) an issue of shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company, shall not exceed twenty per cent. (20%) of the aggregate nominal amount of the issued share capital of the Company at the date of passing this Resolution, and the said approval in paragraph (a) above shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the laws of Bermuda or the Company's Bye-Laws to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong applicable to the Company)."

3. "**THAT** conditional upon the passing of Ordinary Resolutions Nos. 1 and 2 above, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution No. 2 above be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of share capital of the Company repurchased by the Company under the authority granted pursuant to the Ordinary Resolution No. 1 above, provided that such amount shall not exceed ten per cent. (10%) of the aggregate nominal amount of the issued share capital of the Company at the date of the Ordinary Resolution No. 1 above."

By Order of the Board
Chong Sok Un
Chairman

Hong Kong, 30th April, 2003

Notes:

(1) Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holders of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote on a poll instead of him. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

(2) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal, or under the hand of an officer or attorney duly authorised.

(3) The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the Company's branch share registrars in Hong Kong, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid.

(4) Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting and in such event, the instrument appointing a proxy shall be deemed to be revoked.

(5) Where there are joint registered holders of any share, any one of such persons may vote at any meeting either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your 2003 Warrants in **CHINA ONLINE (BERMUDA) LIMITED** (the "Company"), you should at once hand this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)

Executive directors:
Ms. Chong Sok Un *(Chairman)*
Dato' Wong Peng Chong
Mr. Kong Muk Yin

Independent non-executive directors:
Mr. Cheng Mo Chi, Moses
Mr. Tan Shao Hua
Mr. Lo Wai On

Registered office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Head office and principal place of business in Hong Kong:
47th Floor
China Online Centre
333 Lockhart Road
Wan Chai
Hong Kong

30th April, 2003

To the warrantholders of the 2003 Warrants and, for information only, the shareholders of the Company

Dear Sir or Madam,

EXPIRY OF SUBSCRIPTION RIGHTS ATTACHING TO THE 2003 WARRANTS

The directors of China Online (Bermuda) Limited (the "Company") hereby remind holders of the Company's warrants carrying rights to subscribe for shares of HK$0.01 each ("Share(s)") in the Company on or before 6th June, 2003 at a subscription price of HK$0.30 per Share (the "2003 Warrants"), subject to adjustment, that the subscription rights attaching to the 2003 Warrants will expire on 6th June, 2003 after 4:00 p.m. and thereafter any subscription rights which have not been exercised will lapse and the 2003 Warrants will cease to be valid for any purpose.

The Company has made the following arrangements regarding dealings and transfers of the 2003 Warrants:–

1. The last trading day of the 2003 Warrants on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") is **Monday, 2nd June, 2003**.

   Trading in the 2003 Warrants will cease after **4:00p.m. on Monday, 2nd June, 2003**.

2. The registered holders of 2003 Warrants who wish to exercise the whole or part of the subscription rights attaching to their 2003 Warrants must lodge with the Company's Hong Kong branch share registrars and transfer office, Tengis Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong the followings on or before **4:00 p.m. on Friday, 6th June, 2003**:–

   (a) the relevant 2003 Warrant certificates;

   (b) the duly completed and signed subscription forms; and

   (c) remittances for the relevant subscription moneys;

3. Holders of 2003 Warrants not yet registered in their names and wish to exercise the subscription rights attaching to those 2003 Warrants must lodge with Tengis Limited at the abovementioned address the followings on or before **4:00 p.m. on Friday, 6th June, 2003**:–

   (a) the relevant duly executed instruments of transfer and/or other documents of title;

   (b) the relevant 2003 Warrant certificates;

   (c) the duly completed and signed subscription forms; and

   (d) remittances for the relevant subscription moneys;

   Subscription forms lodged with Tengis Limited later than **4:00 p.m. on Friday, 6th June, 2003** will not be valid and accepted.

4. Application has been made for withdrawal of the listing of 2003 Warrants from the Stock Exchange with effect from the close of business on **Friday, 6th June, 2003**.

Listing of the 2003 Warrants will be withdrawn from the close of business on **Friday, 6th June, 2003**.

New Shares issued on exercise of the subscription rights will rank pari passu in all respects with the Shares in issue on the relevant subscription date. Certificates for Shares arising from the exercise of the subscription rights will be issued to the relevant shareholders of the 2003 Warrants by no later than 28 days after the relevant subscription date.

The closing price of the Shares and the 2003 Warrants as quoted on the Stock Exchange on 25th April, 2003, being the latest practicable date prior to the printing of this circular, were HK$0.02 and HK$0.01 respectively.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

Your faithfully,
For and on behalf of
China Online (Bermuda) Limited
Fung Ching Man, Ada
Company Secretary

此乃要件 請即處理

閣下如對本文件或應採取之行動**有任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下 China Online (Bermuda) Limited（中國網絡（百慕達）有限公司）*（「本公司」）股份或認股權證全部**售出**，應立即將本文件送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔責任。

China Online (Bermuda) Limited

（中國網絡（百慕達）有限公司）*

（於百慕達註冊成立之有限公司）

執行董事：
莊淑涴女士（主席）
王炳忠拿督
江木賢先生

獨立非執行董事：
鄭慕智先生
譚少華先生
勞偉安先生

註冊辦事處：
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

香港之總辦事處及
主要營業地點：
香港
灣仔
駱克道333號
中國網絡中心
47樓

敬啟者：

購回證券與發行股份之一般授權

1. 緒言

本文件之目的乃向 閣下提供將於二零零三年六月三日緊隨於該日舉行之本公司股東週年大會（「股東週年大會」）後舉行之本公司股東特別大會（「股東特別大會」）上提呈之決議案資料。

*中文名稱僅供識別

2. 公司購回本身證券及發行股份之一般授權

本公司於二零零二年五月三十一日舉行之股東特別大會上授予本公司董事（「董事」）購回本公司股份之一般性授權。此授權即將於股東週年大會結束時失效。

董事建議尋求　閣下批准將於股東特別大會上提呈之一項普通決議案（「第一項普通決議案」），以便重新授予董事一般授權，在直至下屆股東週年大會之期間內之任何時間或第一項普通決議案所述較早之時行使本公司之權力購回（「購回授權」）最多達第一項普通決議案獲通過之日本公司已發行股本10%之每股面值0.01港元之本公司股份（「股份」），及最多達第一項普通決議案獲通過之日，本公司所發行而尚未行使的以每股股份0.30港元之價格認購股份之認股權證（「認股權證」）總額之10%。

本文件之附錄載有說明函件，乃遵照香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）之有關規則而發出，該規則用於監管在聯交所具有第一上市地位之公司在聯交所購回其本身證券（「購回股份規則」），並向　閣下提供有關購回授權必要之資料。

於股東特別大會上將另外提呈兩項普通決議案包括：一項（「第二項普通決議案」）乃授予董事一般授權（「發行授權」），可配發、發行及處理不超過第二項普通決議案獲通過之日本公司已發行股本20%之股份，而另一項乃擴大上述授予董事之一般授權，即增加本公司根據購回授權所購回本公司股本之股份面值總額（「擴大授權」）。

3. 股東特別大會

於二零零三年四月三十日發出之股東特別大會通告（「股東特別大會通告」）載有普通決議案之全部內容。無論　閣下是否有意出席股東特別大會，均請填妥代表委任表格，並於股東特別大會之指定舉行時間四十八小時前交回本公司之股份過戶登記處香港分處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。交回代表委任表格後，股東仍可親身出席股東特別大會，並於會上投票。

4. 推薦意見

董事相信購回授權、發行授權及擴大授權之普通決議案均符合本公司及其全體股東之最佳利益。因此，董事推薦全體股東投票贊成股東特別大會通告內所載之所有決議案。

此致

本公司列位股東　台照
及列位認股權證持有人　參照

承董事會命
主席
莊淑涴
謹啟

二零零三年四月三十日

附錄

說明函件

本附錄乃作為購回股份規則所規定之說明函件，向　閣下提供必要之資料，以便　閣下考慮購回授權。就此而言，購回股份規則所指之「股份」包括所有類別股份以及附有權利可認購或購買股份之證券。

一、 股本及認股權證

於二零零三年四月二十三日（本文件付印前之最後實際可行日期），本公司之已發行股本為9,286,462,340股股份。此外，尚未行使之認股權證則價值556,999,874.40港元，可以每股0.30港元（可予調整）認購總數不多於1,856,666,248股股份。

如第一項普通決議案獲得通過，及假設於二零零三年六月三日舉行之股東特別大會前並無再發行或購回或行使股份或認股權證，本公司根據購回授權獲准購回最多達928,646,234股股份及有權以每股0.30港元（可予調整）認購總數不多於185,666,624股股份的價值55,699,987.44港元認股權證。

二、 進行購回事宜之理由

董事相信，購回授權符合本公司及本公司全體股東之最佳利益。此項購回可提高本公司每股之資產淨值及／或盈利，惟須視乎當時市場情況或融資安排而定，並僅於董事認為該項購回將有利於本公司及本公司全體股東時方予進行。

三、 進行購回事宜之資金

本公司在購回股份時，用於購回之資金必須依照本公司組織章程大綱及公司細則以及百慕達法例可作此用途之資金中撥支。百慕達法例規定，本公司用以購回股份之款項可從該購回股份之繳足股本或可作派發股息用之溢利，或為此用途而發行股份之收益撥付。購回應付之溢價祇能從可作派發股息用之溢利、本公司之股份溢價賬或其繳入盈餘賬項中撥付。

在建議之購回期間內，全部實施購回授權，可能對本公司之營運資金或資本負債比率有不利影響（相對於截至二零零二年十二月三十一日止年度年報內之已審核綜合賬目所披露之情況而言）。然而，董事倘認為購回授權對本公司所須營運資金或資本負債比率會有重大之不利影響時，則不會行使該購回授權。

四、股份及認股權證價格

本文件付印前十二個月，本公司股份在聯交所買賣每月之最高及最低價格如下：

	股份	
	最高價	最低價
	港元	港元
二零零二年四月	0.065	0.043
二零零二年五月	0.074	0.053
二零零二年六月	0.064	0.050
二零零二年七月	0.058	0.026
二零零二年八月	0.042	0.030
二零零二年九月	0.039	0.027
二零零二年十月	0.035	0.020
二零零二年十一月	0.035	0.027
二零零二年十二月	0.040	0.026
二零零三年一月	0.032	0.025
二零零三年二月	0.029	0.025
二零零三年三月	0.026	0.018

於二零零二年四月至二零零三年三月期間，認股權證並無交易。

五、承諾及其他事項

董事已向聯交所作出承諾，在行使購回授權時，只要有關規則及法例適用，彼等將根據第一項普通決議案及按照上市規則及百慕達法例進行。

目前並無任何董事或（於作出一切合理查詢後據彼等所知）與其有關之聯繫人士（按上市規則之定義）有意於股東批准購回授權後出售任何本公司證券予本公司或其附屬公司。

本公司現時並無接獲關連人士（按上市規則之定義）通知，彼等目前有意在本公司獲其股東批准購回授權後，出售本公司證券予本公司或其附屬公司，或已承諾不會向本公司出售本公司證券。

倘因根據購回授權行使購回證券之權力而使股東在本公司所佔之投票權權益比例有所增加，則就香港公司收購合併及股份購回守則（「收購守則」）而言，該項權益比例增加將會被視為一項收購行動。因此，一名股東或一群採取一致行動之股東可取得或鞏固本公司之控制權，並須根據收購守則第26及32條之規定提出強制性收購建議。

鑑於在二零零三年四月二十三日（本文件於付印前之最後實際可行日期），莊淑涴女士（「莊女士」）實益擁有2,631,200,000股股份（附註），佔本公司已發行股本約28.33%之權益。根據本公司深知及確信，並無其他人士（包括其聯繫人士）實益擁有相當於本公司已發行股本10%或以上之本公司股份權益。

倘若董事行使全部根據獲提呈按購回授權授出之購回股份權力，則莊女士在本公司擁有之股權（倘現有持股情況保持不變下）將增加至本公司已發行股本約31.48%。此項增加可導致須遵照收購守則第26條之規定提出強制性收購。惟董事現時並無意行使購回權力而導致此項責任。在任何情況下，倘若公眾人士持有之股份數目將不會下降至不足25%，購回授權將可獲行使。

附註： China Spirit Limited擁有67.7%之附屬公司Vigor Online Offshore Limited持有2,631,200,000股股份，而莊女士則擁有China Spirit Limited 100%實質權益。

六、本公司購回證券

在本文件日期之前六個月內，本公司並無（在聯交所或其他地方）購回本身任何證券。

China Online (Bermuda) Limited
（中國網絡（百慕達）有限公司）*
（於百慕達註冊成立之有限公司）

股東特別大會通告

茲通告本公司謹訂於二零零三年六月三日（星期二）上午十時十分（或於同日同地點於上午十時正舉行之本公司股東週年大會結束或休會後）假座香港灣仔港灣道1號會展廣場西南座皇朝會7樓會議廳舉行股東特別大會，藉以考慮並酌情通過下列決議案為普通決議案：—

普通決議案

1. **「動議：—**

(a) 在下文(b)段之規限下，一般及無條件批准本公司董事於有關期間（定義見下文）內按照所有適用法例及香港聯合交易所有限公司證券上市規則或任何其他證券交易所不時修訂之規定，透過香港聯合交易所有限公司（「聯交所」）或香港證券及期貨事務監察委員會認可之其他證券交易所及聯交所之設備行使本公司所有權力以購回本公司股本中每股面值0.01港元之股份及本公司發行可認購本公司股本中之股份之認股權證；

(b) 本公司根據上文(a)段之批准購回之本公司股份之面值總額不得超過於本決議案獲通過之日本公司之已發行股本面值總額之10%，本公司根據該項批准購回之認股權證總額不得超過於本決議案獲通過之日尚未行使之本公司認股權證總額之10%，而上文(a)段之批准亦須受此數額限制；及

(c) 就本決議案而言，「有關期間」乃指由本決議案獲通過之日起至下列三者中較早之日期止之期間：—

(i) 本公司下屆股東週年大會結束時；

(ii) 依照百慕達法例規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 股東於股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日。」

*中文名稱僅供識別

2. 「動議：－

(a) 在下文(c)段之規限下，一般及無條件批准本公司董事於有關期間（定義見下文）內行使本公司所有權力以配發、發行及處理本公司股本中每股面值0.01港元之額外股份，以及作出或授出需要或可能需要行使該等權力之售股建議、協議及購股權；

(b) 上文(a)段所述之批准授權本公司董事於有關期間（定義見下文）內作出或授出需要或可能需要於有關期間結束後行使該等權力之售股建議、協議及購股權；

(c) 本公司董事依據上文(a)段所載批准而配發或有條件或無條件同意配發（不論是否依據購股權或其他原因配發）及發行之股本面值總額（但不包括(i)配售新股；(ii)依據本公司不時之公司細則就以股代息計劃發行股份；(iii)依據任何經已採納之購股權計劃或其他類似安排而發行本公司股份或購股權予本公司及／或其任何附屬公司僱員或；(iv)依據本公司任何認股權證之條款行使認購權或換股權而發行股份）不得超過於本決議案獲通過之日本公司已發行股本面值總額之20%；上文(a)段之批准亦須受此數額限制；及

(d) 就本決議案而言：

「有關期間」乃指由本決議案獲通過之日起至下列三者中較早之日期止之期間：－

(i) 本公司下屆股東週年大會結束時；

(ii) 依照百慕達法例或本公司細則規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 股東於股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日；及

「配售新股」乃指本公司董事於所定期間內根據於某一指定記錄日期名列股東名冊之股東於該日之持股比例向彼等提出之股份配售建議（惟本公司董事會有權就零碎股權或香港以外任何地區適用於本公司之法律限制或責任或任何認可管制機構或任何證券交易所之規定，作出其認為必要或權宜之豁免或其他安排）。」

3. 「**動議**待上述之第一項及第二項普通決議案獲通過後，藉加入相當於本公司根據上述之第一項普通決議案授出之授權所購回之本公司股本中之股份面值總額之數額，以擴大根據上述之第二項普通決議案授予本公司董事配發、發行及處理額外股份之一般授權，惟該數額不得超過於上述第一項決議案獲通過之日本公司之已發行股本面值總額之10%。」

承董事會命
主席
莊淑涴

香港，二零零三年四月三十日

附註：

(1) 有權出席本公司大會或本公司任何類別股份持有人大會及投票之本公司股東，有權委任他人為其代表出席大會及於表決時代其投票。受委代表毋須為本公司股東。股東可委任多於一位代表出席同一大會。

(2) 委任代表之文件必須由委任人或獲委任人以書面正式授權之授權人親筆簽署。若委任人為一間公司，則須加蓋公司印鑑或由公司負責人或獲正式授權之授權人親筆簽署。

(3) 委任代表之文件連同經簽署之授權書或其他授權文件（如有）或經公證人證明之授權書或授權文件副本，最遲須於名列該文件人士擬投票之大會或其任何續會之指定舉行時間四十八小時前送達本公司之股份過戶登記處香港分處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。

(4) 送呈委任代表文據後，股東仍可親身出席大會及於會上投票，委任代表文據將被視作撤回論。

(5) 如屬任何股份之聯名登記股份持有人，則任何一位該等人士均有權親身或委派代表就該等股份於任何大會上投票，猶如該名人士乃唯一有權投票者無異。惟倘超過一位該等聯名持有人親身或委派代表出席大會，則只有於股東名冊內排名首位之聯名持有人方有權單獨投票。

此乃要件　請即處理

閣下如對本文件或應採取之行動**有任何疑問**，應諮詢　閣下股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下 **China Online (Bermuda) Limited（中國網絡（百慕達）有限公司）***（「本公司」）二零零三年認股權證全部**售出**，應立即將本文件送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔責任。

China Online (Bermuda) Limited

（中國網絡（百慕達）有限公司）*

（於百慕達註冊成立之有限公司）

執行董事：
莊淑涴女士（主席）
王炳忠拿督
江木賢先生

獨立非執行董事：
鄭慕智先生
譚少華先生
勞偉安先生

註冊辦事處：
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

香港之總辦事處及
主要營業地點：
香港
灣仔
駱克道333號
中國網絡中心
47樓

敬啟者：

二零零三年認股權證附有之認購權屆滿

中國網絡（百慕達）有限公司（「本公司」）之董事現知會本公司附有權利可於二零零三年六月六日或該日之前以每股0.30港元之認購價（可予調整）認購本公司每股面值0.01港元之股份（「股份」）之二零零三年認股權證（「二零零三年認股權證」）之持有人，附於二零零三年認股權證之認購權將於二零零三年六月六日下午四時正後屆滿，未獲行使之認購權將告作廢，其後二零零三年認股權證將不再具有任何效力。

*中文名稱僅供識別

本公司已就二零零三年認股權證之買賣及轉讓作出以下安排：—

1. 二零零三年認股權證於香港聯合交易所有限公司（「聯交所」）之最後交易日為**二零零三年六月二日（星期一）**。

   二零零三年認股權證將於**二零零三年六月二日（星期一）下午四時正**後停止買賣。

2. 擬行使全部或部份附於二零零三年認股權證之認購權之二零零三年認股權證登記持有人須於**二零零三年六月六日（星期五）下午四時正**或以前將下列各項交回本公司之股份過戶登記處香港分處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下：—

   (a) 有關二零零三年認股權證之證書；

   (b) 已填妥及簽署之認購表格；及

   (c) 有關認購款項之付款支票；

3. 尚未以其名義登記之二零零三年認股權證持有人如欲行使附於二零零三年認股權證之認購權，須於**二零零三年六月六日（星期五）下午四時正**或以前，將下列各項送交位於上述地址之登捷時有限公司：—

   (a) 已簽署之有關過戶文件及／或其他擁有權文件；

   (b) 有關二零零三年認股權證之證書；

   (c) 已填妥及簽署之認購表格；及

   (d) 有關認購款項之付款支票；

   於二零零三年六月六日（星期五）下午四時正後始送達登捷時有限公司之認購表格將無效及不獲受理。

4. 本公司已向聯交所申請取消二零零三年認股權證之上市地位，自**二零零三年六月六日（星期五）**辦公時間結束時起生效。

二零零三年認股權證將於**二零零三年六月六日（星期五）**辦公時間後撤銷上市。

於行使認購權時發行之新股份將在各方面與於有關認購日期已發行之股份享有同等權利。因行使認購權而印發之股票將於有關認購日期後二十八日內發行予行使該等二零零三年認股權之有關股東。

股份及二零零三年認股權證於二零零三年四月二十五日（本文件於付印前之最後實際可行日期）在聯交所所報之收市價分別為0.02港元及0.01港元。

閣下如對本通函任何方面或應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

此致

本公司列位二零零三年認股權證持有人及
列位股東（僅供參考）　台照

代表
中國網絡（百慕達）有限公司
公司秘書
馮靖文
謹啟

二零零三年四月三十日

7th May, 2003
The Standard

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Online (Bermuda) Limited
(incorporated in Bermuda with limited liability)

Sincere Way Limited
(incorporated in the British Virgin Islands with limited liability)

VOLUNTARY CONDITIONAL OFFER
BY
SUN HUNG KAI INTERNATIONAL LIMITED
ON BEHALF OF
SINCERE WAY LIMITED
FOR ALL THE ISSUED SHARES OF
FORTUNA INTERNATIONAL HOLDINGS LIMITED
OTHER THAN THOSE HELD BY SINCERE WAY LIMITED AND
PARTIES ACTING IN CONCERT WITH IT

The Offeror wishes to draw the Shareholders' attention to the following issues in the Offeree Document:

- **In view of the material difference between the respective recommendations from the Board and the IFA, the Offeror strongly urges and reminds the Shareholders to read carefully the recommendation by the IFA to the Board together with this announcement before making their own decisions in respect of the Offer.**
- **Potential provision in relation to an amount of HK$24,431,000 (the "Debt").**
- **Misstatement of price-to-book ratio ("P/B Ratio") of the Company based on the Offer Price in the "Letter of Advice from Quam Capital".**

Reference is made to the Offer Document and the offeree document despatched by the Company on 29th April, 2003 (the "Offeree Document"). Unless otherwise defined, terms used in this announcement shall have the same meanings as defined in the Offer Document.

The Offeror considers that:

1. **The Board's recommendation is materially different from that of Quam Capital Limited (the "IFA")**

In the paragraph headed "Recommendation" in the letter of advice from the IFA, it was stated that:

"*......terms and conditions of the Offer are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we recommend the Board to advise those Independent Shareholders who wish to liquidate their investments to* <u>*accept*</u> *the Offer if the market price of the Shares is lower than the Offer Price during the Offer period, and the sales proceeds, net of transaction costs, is lower than the net amount receivable from the Offer.*

However, although the terms and conditions of the Offer are fair and reasonable, the Offer is not attractive compared to the Group's pro forma NTAV. Accordingly, we recommend the Board to advise those Independent Shareholders who consider the discount to the Group's pro forma NTAV represented by the Offer to be comparatively high and therefore wish to await either a higher offer or a re-rating of their Shares closer to NTAV to reject the Offer and maintain their shareholding in the Company."

Notwithstanding the above advice, in paragraph headed "Recommendation" in the "Letter from the Board" it was stated that:

"*the Board recommends the Independent Shareholders to* **<u>reject</u>** *the Offer since the Offer is not attractive compared to the Group's pro forma ANTAV although the terms and conditions of the Offer are, in the opinion of Quam Capital, fair and reasonable in so far as the Independent Shareholders are concerned.*"

The Offeror would like to draw the Shareholders' attention that the Board's recommendation is materially different from the advice of the IFA. The Board does not appear to take into account the advice from the IFA completely. **In view of the material difference between the respective recommendations from the Board and the IFA, the Offeror strongly urges and reminds the Shareholders to read carefully the recommendation by the IFA to the Board together with this announcement before making their own decisions in respect of the Offer.**

The Offeror would also like to draw the Shareholders' attention that the Board in aggregate holds only 21.8% of the issued share capital of the Company as at 25th April, 2003. Therefore their view does not reflect the view of majority of the Shareholders. In addition, despite certain Directors' undertaking of not to tender acceptance to the Offer in respect of any of the Shares held by them, Shares held by public and other shareholders in aggregate still representing approximately 78.2% of the issued share capital of the Company, which is higher than 50% of the issued share capital of the Company.

2. **Potential provision in relation to an amount of HK$24,431,000**

[illegible]

However, the pro forma adjusted consolidated net tangible assets value of the Group as at 31st December, 2002 (the "Pro forma ANTAV") stated in the Offeree Document was based on audited consolidated net assets value as at 31st December, 2002, which was qualified by Ernst & Young, auditors of the Group. In the opinion of the Group's auditors as set out on page 23 of the Offeree Document, it was stated that "*Any adjustments that might have been found necessary in respect of the matter as set out above [the Debt] would have a consequential impact on the net assets of the Group and the Company as at 31 December 2002......*". Accordingly, there is a potential provision in relation to an amount of HK$24,431,000.

3. **Misstatement of P/B Ratio of the Company based on the Offer Price in the "Letter of Advice from Quam Capital"**

In note 5 to the table on page 14 in the Offeree Document, it was stated that the P/B Ratio of Company of 0.38 "*is calculated as the Offer Price divided by the Group's pro forma NTAV per Share as disclosed in Appendix I to the Circular.*"

The Offeror wishes to draw the Shareholders' attention that the above ratio was <u>not</u> based on the Offer Price. It was calculated based on the closing price of the Shares of HK$0.015 as at 25th April, 2003. The P/B Ratio based on the Offer Price (HK$0.02) and the Pro forma ANTAV per Share (HK$0.039 as stated in Appendix I of the Offeree Document) should be 0.51. Therefore the P/B Ratio based on the Offer Price was understated in the Offeree Document.

Based on the above misstatement, in the paragraph headed "Recommendation" in the "Letter of Advice from Quam Capital", the IFA stated that "*......we consider the Offer Price to be relatively low as the valuation of the Company based on the P/B Ratio represented by the Offer Price is significantly lower than those of the Main Board Comparables and the GEM Comparable.*". The IFA also stated in page 15 of the Offeree Document that "*......the P/B Ratio of the Company based on the Offer Price of 0.38 time represents a significant discount of about 80.2% to the average P/B Ratio of the Main Board Comparables of 1.92 times....... In this respect, we consider the valuation of the Company based on the P/B Ratio represented by the Offer Price is not reasonable*".

Owing to the misstatement of the P/B Ratio, the discount of the P/B Ratio of the Company based on the Offer Price to the average P/B Ratio of the Main Board Comparables was overstated in the Offeree Document. The P/B Ratio of the Company of 0.51, should represent a discount of approximately 73% to the average P/B Ratio of the Main Board Comparables of 1.92 times.

By Order of the Board of	By Order of the Board of
China Online (Bermuda) Limited	**Sincere Way Limited**
Chong Sok Un	**Chong Sok Un**
Chairman	*Director*

Hong Kong, 6th May, 2003

The directors of China Online and the Offeror jointly and severally accept full responsibility for the accuracy of information contained in this announcement (except for the information contained in this announcement which has been extracted from the Offeree Document) and confirm, having made all reasonable inquiries, that to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and that

7th May, 2003
Hong Kong Economic Times

China Online (Bermuda) Limited
中國網絡(百慕達)有限公司*
(於百慕達註冊成立之有限公司)

Sincere Way Limited
(於英屬處女群島註冊成立之有限公司)

由

新鴻基國際有限公司

代表 SINCERE WAY LIMITED
收購廣益國際集團有限公司全部已發行股份
(惟不包括SINCERE WAY LIMITED及
與其一致行動人士已持有之股份)
之自願有條件收購建議

收購方謹此務請股東留意受收購人文件內有關以下事項：

- 由於董事會與獨立財務顧問各自發表之推薦意見有着重大的差別，故收購方極力敦請及提醒股東，在作出彼等有關收購建議之決定前，須細閱獨立財務顧問致董事會之推薦意見及本公佈。
- 可能就24,431,000港元之款項(「債項」)提取撥備。
- 「華富嘉洛意見函件」對於本公司以收購價為基礎計算之股價賬面比率(「股價賬面比率」)，有錯誤陳述。

謹此提述本公司於二零零三年四月二十九日刊發之收購建議文件及受收購人文件(「受收購人文件」)。除文義另有說明外，本公佈所用詞彙，與收購建議文件所用者具相同涵義。

收購方考慮到：

1. **董事會之推薦意見，與華富嘉洛證券融資有限公司(「獨立財務顧問」)之推薦意見有着重大的差別**

   於獨立財務顧問之意見函件內「推薦意見」一段指：

   「......收購建議之條款及條件對獨立股東而言屬公平合理。因此，吾等建議董事會向擬變現其於　貴公司之投資之獨立股東建議，假如股份之市價在收購建議期間低於收購價，而出售所得款經扣除交易成本後低於從收購建議可獲之淨額，則可考慮__接納__收購建議。

   然而，儘管收購建議之條款及條件屬公平合理，收購建議相對於　貴集團之備考有形資產淨值並不吸引，因此，吾等建議董事會向獨立股東建議，如彼等認為收購價相對於　貴集團備考有形資產淨值之折讓偏高，因此擬等待較高價之收購建議或較接近有形資產淨值之股份評值，應拒絕接納收購建議及保持於　貴公司之股權。」

   儘管發表上述意見，但於「董事會函件」之「推薦意見」一段則指：

   「董事會建議獨立股東__拒絕接納__收購建議，理由是收購建議相對於本集團之備考有形資產淨值並不吸引，儘管華富嘉洛認為收購建議之條款及條件對獨立股東而言屬公平合理。」

   收購方謹此務請股東留意，董事會之推薦意見，與獨立財務顧問之意見有着重大的差別。董事會似乎完全無考慮獨立財務顧問之意見。**由於董事會與獨立財務顧問各自發表之推薦意見有着重大的差別，故收購方極力敦請及提醒股東，在作出彼等有關收購建議之決定前，須細閱獨立財務顧問致董事會之推薦意見及本公佈。**

   收購方亦謹此務請股東留意，董事會僅合共持有本公司於二零零三年四月二十五日之已發行股本21.8%。因此，彼等之意見並無反映出大多數股東之意見。此外，儘管若干董事承諾不會就彼等所持之任何股份而接納收購建議，但公眾人士及其他股東所持之股份總額，仍相當於本公司之已發行股本約78.2%，較本公司之50%已發行股本為多。

2. **可能就24,431,000港元之款項提取撥備**

   於「華富嘉洛意見函件」中，其指出「......*吾等建議董事會向獨立股東建議，如彼等認為收購價相對於　__貴集團備考有形資產淨值__之折讓偏高，因此擬等待較高價之收購建議或較接近有形資產淨值之股份評值，應拒絕接納收購建議及保持於　貴公司之股權。」*經審核綜合資產淨值(本集團之核數師安永會計師事務所對此有保留意見)計算。受收購人文件第23頁所載有關本集團核數師之意見：*「任何因上述事項(債項)而可能必須作出之調整，可能對　貴集團及　貴公司於二零零二年十二月三十一日之資產淨值......構成重大影響。」*據此，可能就24,431,000港元之款項提取撥備。

3. **「華富嘉洛意見函件」對由收購價為基礎計算之本公司之股價賬面比率，有錯誤陳述**

   受收購人文件第14頁所載圖表之附註5，指出本公司之股價賬面比率0.38，*「乃以收購價除以通函附錄一所披露之　貴集團備考每股有形資產淨值而得出。」*

   收購方謹此務請股東留意上述比率，__並非__根據收購價計算出來，而是根據股份於二零零三年四月二十五日之收市價0.015港元計算。根據收購價(0.02港元)，以及每股備考經調整綜合有形資產淨值(按受收購人文件附錄一所載為0.039港元)計算之股價賬面比率應為0.51。因此，受收購人文件低估了按收購價計算之股價賬面比率。

   根據上述錯誤之陳述，在「華富嘉洛意見函件」之「推薦意見」一段中，獨立財務顧問指*「......基於由收購價得出之股價賬面比率所反映之　貴公司價值大幅低於主板近似公司及創業板近似公司之價值，吾等認為收購價偏低」*。獨立財務顧問亦於受收購人文件第15頁中指出*「......　貴公司根據收購價之股價賬面比率0.38倍較主板近似公司之平均股價賬面比率1.92倍大幅折讓約80.2%。......有鑑於此，吾等認為　貴公司根據收購價得出之股價賬面比率所反映之估值並不合理。」*

   基於錯誤地陳述股價賬面比率，故受收購人文件所載有關本公司之股價賬面比率(由收購價得出)，較主板近似公司之平均股價賬面比率出現之折讓，乃被誇大。本公司之股價賬面比率0.51，應較主板近似公司之平均股價賬面比率1.92倍折讓約73%。

承董事會命	承董事會命
中國網絡(百慕達)有限公司	**Sincere Way Limited**
主席	董事
莊淑涴	**莊淑涴**

香港，二零零三年五月六日

中國網絡及收購方之各董事共同及個別對本公佈所載之資料(於本公佈內摘錄自受收購件之資料除外)之準確性負全責，並於作出一切合理查詢後確認，就彼等所深知，本公佈所表達之意見乃經審慎周詳考慮後作出，及本公佈並無遺漏其他事實，以致本公佈所載之任何聲明有所誤導。

本公佈有若干資料乃摘錄自受收購人文件。中國網絡及收購方

China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)

PROPOSED CAPITAL REORGANIZATION

rectors propose to effect a Capital Reorganization of the Company to be implemented by way of the Capital Reduction, the Share Premium Reduction, the Share Consolidation and the Increase of Authorised Share Capital. The Directors opose to change the board lot size for trading in the New Shares of the Company on the Stock Exchange from the existing 10,000 Shares to 4,000 New Shares upon the Capital Reorganisation becoming effective.

rectors propose that the nominal value of (i) each issued Share be reduced from HK$0.01 to HK$0.0004 by cancellation of HK$0.0096 paid up capital on each issued Share; and (ii) all authorised but unissued Shares be reduced from 01 to HK$0.0004 each.

sult of the Capital Reduction and based upon 9,286,519,956 Shares presently in issue, a credit of approximately HK$89,150,592 arising from the Capital Reduction will be applied to set off against the accumulated losses of the Company 1st December, 2002.

rectors also propose a reduction of an amount of HK$375,997,408 standing to the credit of the share premium account of the Company as at 31st December, 2002, and to apply such credit amount to set off against the accumulated losses Company as at 31st December, 2002.

ing the Capital Reduction, the Directors will then effect the Share Consolidation whereby every 25 Reduced Shares of HK$0.0004 each will be consolidated into one New Share of HK$0.01 each.

sult of the Capital Reduction, the authorized share capital of the Company will be reduced from HK$300,000,000 to HK$12,000,000. The Directors propose that immediately after the Capital Reduction and the Share Consolidation becoming itional and effective, the authorized share capital of the Company be increased from HK$12,000,000 to HK$300,000,000 by the creation of 28,800,000,000 New Shares of HK$0.01 each.

pital Reduction, the Share Consolidation and the Increase of Authorised Share Capital are all inter-conditional.

arrants will expire on 6th June, 2003 and therefore, the implementation of the Capital Reorganization will not result in any adjustment to the subscription price of the Warrants.

lar containing, among other things, further information on the proposed Capital Reorganization will be dispatched with the notice of SGM to the Shareholders as soon as possible.

SED CAPITAL REORGANIZATION

orized share capital of the Company is HK$300,000,000 divided into 30,000,000,000 Shares of HK$0.01 each. As te of this announcement, 9,286,519,956 Shares have been issued and are fully paid.

tal Reorganization will be implemented by way of the Capital Reduction, the Share Premium Reduction, the Share ation and the Increase of Authorised Share Capital, aside from the Share Premium Reduction, all of which are ditional.

Reduction

ctors propose that the nominal value of (i) each issued Share be reduced from HK$0.01 to HK$0.0004 by ion of HK$0.0096 paid up capital on each issued Share; and (ii) all authorised but unissued Shares be reduced from to HK$0.0004 each. On the basis of 9,286,519,956 Shares presently in issue, a credit of approximately 50,592 arising from the Capital Reduction will be applied to set off against the accumulated losses of the Company t December, 2002.

emium Reduction

ctors also propose a reduction of an amount of HK$375,997,408 standing to the credit of the share premium of the Company as at 31st December, 2002 and to apply such credited amount to set off against the accumulated the Company as at 31st December, 2002.

onsolidation

ely after the Capital Reduction, the Directors will then effect the Share Consolidation whereby every 25 Reduced HK$0.0004 each will be consolidated into one New Share of HK$0.01 each. On the basis of 9,286,519,956 Shares in issue, the issued share capital of the Company after the Share Consolidation will be HK$3,714,608 divided into 798 New Shares.

to alleviate any difficulties arising from the existence of odd lots of New Shares as a result of the Share ation, Sun Hung Kai Investment Services Limited of Level 12, One Pacific Place, 88 Queensway, Central, Hong s agreed to stand in the market to provide matching services for the odd lots of New Shares on a best effort basis, e period commencing Tuesday, 15th July, 2003 and ending on Tuesday, 19th August, 2003, both dates inclusive. ders who wish to take advantage of this matching facility either to dispose of their odd lots of New Shares or top ard lots of 4,000 New Shares are asked to contact Miss Connie Cheung (Tel:2822-5432) of Sun Hung Kai nt Services Limited. Any fractional entitlements to the New Shares will be aggregated and sold and the proceeds etained for the benefit of the Company.

Shares will rank pari passu in all respects with each other and the Capital Reduction and Share Consolidation will t in any change in the relative rights of the Shareholders.

of Authorised Share Capital

lt of the Capital Reduction, the authorized share capital of the Company will be reduced from HK$300,000,000 2,000,000.

ctors further propose that immediately after the Capital Reduction and the Share Consolidation becoming onal and effective, the authorised share capital of the Company be increased from HK$12,000,000 to 000,000 by the creation of 28,800,000,000 New Shares of HK0.01 each. Upon the Capital Reduction and the Share ation becoming effective and after the Increase of Authorised Share Capital, on the basis of 371,460,798 New issue, the authorized share capital of the Company will be HK$300,000,000 divided into 30,000,000,000 New f HK$0.01 each and the issued share capital of the Company will be HK$3,714,608 divided into 371,460,798 d New Shares of HK$0.01 each. The Directors confirm that there is no present intention to issue any New Shares

Original counter for trading in existing Shares in board lots of 10,000 Shares temporary closes	9:30 am Tuesday 15th July, 2003
Effective Date of the Capital Reorganization	9:30 am Tuesday 15th July, 2003
Dealings in New Shares commence	9:30 am Tuesday 15th July, 2003
Free exchange of existing share certificates for new share certificates commence	9:30 am Tuesday 15th July, 2003
Temporary counter for trading in New Shares in board lots of 400 New Shares (in the form of existing share certificates) opens	9:30 am Tuesday 15th July, 2003
Designated broker start to stand in the market to provide matching services	9:30 am Tuesday 15th July, 2003
Original counter for trading in New Shares in board lots of 4,000 New Shares (in the form of new share certificates) reopens	9:30 am Tuesday 29th July, 2003
Parallel trading in New Shares (in the forms of new and existing share certificates) begins	9:30 am Tuesday 29th July, 2003
Temporary counter for trading in New Shares in board lots of 400 New Shares (in the form of existing share certificates) closes	4:00 pm Tuesday 19th August, 2003
Designated broker ceases to stand in the market to provide matching services	4:00 pm Tuesday 19th August, 2003
Parallel trading in New Shares (in the form of new and existing share certificates) ends	4:00 pm Tuesday 19th August, 2003
Free exchange of existing share certificates for new share certificates ends	4:00 pm Monday 25th August, 2003

No adjustment to the Warrants

The Warrants will expire on 6th June, 2003 and therefore, the implementation of the Capital Reorganization will not result in any adjustment to the subscription price of the Warrants.

Renewal of General Mandates to Issue New Shares and Repurchase of New Shares

An ordinary resolution will also be proposed at the SGM to grant new general mandates to the Directors to exercise the powers of the Company (i) to allot and issue New Shares up to a maximum of 20% of the aggregate nominal amount of the issued share capital of the Company as at the Effective Date; and (ii) to repurchase New Shares up to a maximum of 10% of the aggregate nominal amount of the issued share capital of the Company as at the Effective Date.

A separate resolution will also be proposed at the SGM to the effect that any New Shares repurchased by the Company following the granting of the general mandate to repurchase New Shares will be added to the total number of New Shares which may be issued under the general mandate to issue New Shares.

The general mandates for the issue and repurchase of Shares to be considered by Shareholders in the special general

…rder to alleviate any difficulties arising from the existence of odd lots of New Shares as a result of the Share …olidation, Sun Hung Kai Investment Services Limited of Level 12, One Pacific Place, 88 Queensway, Central, Hong …, has agreed to stand in the market to provide matching services for the odd lots of New Shares on a best effort basis, …g the period commencing Tuesday, 15th July, 2003 and ending on Tuesday, 19th August, 2003, both dates inclusive. …eholders who wish to take advantage of this matching facility either to dispose of their odd lots of New Shares or top …o board lots of 4,000 New Shares are asked to contact Miss Connie Cheung (Tel:2822-5432) of Sun Hung Kai …stment Services Limited. Any fractional entitlements to the New Shares will be aggregated and sold and the proceeds …be retained for the benefit of the Company.

New Shares will rank pari passu in all respects with each other and the Capital Reduction and Share Consolidation will result in any change in the relative rights of the Shareholders.

…ease of Authorised Share Capital

…result of the Capital Reduction, the authorized share capital of the Company will be reduced from HK$300,000,000 …K$12,000,000.

Directors further propose that immediately after the Capital Reduction and the Share Consolidation becoming …onditional and effective, the authorised share capital of the Company be increased from HK$12,000,000 to …$300,000,000 by the creation of 28,800,000,000 New Shares of HK0.01 each. Upon the Capital Reduction and the Share …solidation becoming effective and after the Increase of Authorised Share Capital, on the basis of 371,460,798 New …res in issue, the authorized share capital of the Company will be HK$300,000,000 divided into 30,000,000,000 New …res of HK$0.01 each and the issued share capital of the Company will be HK$3,714,608 divided into 371,460,798 …y-paid New Shares of HK$0.01 each. The Directors confirm that there is no present intention to issue any New Shares …n the authorised share capital of the Company after the Capital Reorganization has been completed.

… Directors also propose to change the board lot size for trading in the New Shares of the Company on the Stock …hange from the existing 10,000 Shares to 4,000 New Shares upon the Capital Reorganisation becoming effective.

…ects of Capital Reorganization

…plementation of the Capital Reorganization will not, of itself, alter the underlying assets, business operations, …nagement or financial position of the Company or the proportionate interests of the Shareholders other than the payment …egal and administration expenses. The Directors believe that the Capital Reorganization will not have any adverse effect the financial position of the Group as a whole.

…e effects of the Capital Reorganization are summarized below:

…the basis of 9,286,519,956 Shares in issue

	Prior to the Capital Reorganization	After the Capital Reduction	After Capital Reduction, Share Consolidation, and Increase of Authorised Share Capital
…minal value of each Share	HK$0.01	HK$0.0004	HK$0.01
…umber of authorized Shares	30,000,000,000	30,000,000,000	30,000,000,000
…thorized share capital	HK$300,000,000	HK$12,000,000	HK$300,000,000
…umber of Shares in issue	9,286,519,956	9,286,519,956	371,460,798
…sued and fully paid share capital	HK$92,865,200	HK$3,714,608	HK$3,714,608

…onditions of the Capital Reorganization

…e Capital Reorganization is conditional, amongst other things, upon:

the passing by the Shareholders at the SGM of ordinary resolutions to approve the Share Consolidation and Increase of Authorised Share Capital and special resolutions to approve the Capital Reduction and Share Premium Reduction;

the compliance with section 46 of the Companies Act; and

the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the New Shares;.

…e Capital Reorganization will become effective at the time when the above conditions are fulfilled, which is expected …be on or about Tuesday, 15th July, 2003.

…easons for the Capital Reorganization

…s at 31st December, 2002 , the accumulated losses of the Company were approximately HK$465,890,000. The Directors …lieve it is unlikely that the Company will generate sufficient profits in the near future from its businesses to eliminate …e accumulated losses and that it would be inappropriate for the Company to pay dividends while these accumulated losses …main. Accordingly, the Directors propose the credit resultant from the Capital Reduction and the Share Premium …eduction be applied to set off against these accumulated losses and as a result, the Company would be able to declare …vidends to Shareholders at an earlier opportunity than by generating profits to offset such accumulated losses. After the …apital Reorganization has been completed, the accumulated losses of the Company will be reduced to approximately …K$742,000.

…e Directors consider that the Capital Reorganization is in the interests of the Company and the Shareholders as a whole.

…ree exchange of New Share certificates and Parallel Trading Arrangements

…ubject to the Capital Reduction and Share Consolidation becoming effective which is expected to be on or around Tuesday, …th July, 2003, Shareholders may on or after Tuesday, 15th July, 2003 until Monday, 25th August, 2003 submit certificates …the existing Shares to the Company's branch share registrars in Hong Kong, Tengis Limited at Ground Floor, Bank of …st Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for exchange, at the expense of the Company, …r certificates for the New Shares in issue. Thereafter, certificates for the existing Shares will be accepted for exchange …ly on payment of a fee of HK$2.50 (or such higher amount as may from time to time be allowed by the Stock Exchange) …r each new certificate to be issued for the New Shares. Subject to the above arrangement, certificates for the existing …ares will continue to be good evidence of legal title and may be exchanged for certificates for the New Shares at any …ne.

…e New Shares will be traded in board lot size of 4,000. Subject to the conditions of the Capital Reduction and the Share …onsolidation being fulfilled in full, dealings in the New Shares are expected to commence on the Effective Date and it …proposed that the arrangements for dealings in the Shares will be as follows:

…xpected timetable

…atest time for lodging proxy forms for the SGM	9:00 am Saturday 12th July, 2003
…xpected date of the SGM	9:00 am Monday 14th July, 2003
… to provide matching services	4:00 pm Tuesday 19th August, 2003
Parallel trading in New Shares (in the form of new and existing share certificates) ends	4:00 pm Tuesday 19th August, 2003
Free exchange of existing share certificates for new share certificates ends	4:00 pm Monday 25th August, 2003

No adjustment to the Warrants

The Warrants will expire on 6th June, 2003 and therefore, the implementation of the Capital Reorganization will not result in any adjustment to the subscription price of the Warrants.

Renewal of General Mandates to Issue New Shares and Repurchase of New Shares

An ordinary resolution will also be proposed at the SGM to grant new general mandates to the Directors to exercise the powers of the Company (i) to allot and issue New Shares up to a maximum of 20% of the aggregate nominal amount of the issued share capital of the Company as at the Effective Date; and (ii) to repurchase New Shares up to a maximum of 10% of the aggregate nominal amount of the issued share capital of the Company as at the Effective Date.

A separate resolution will also be proposed at the SGM to the effect that any New Shares repurchased by the Company following the granting of the general mandate to repurchase New Shares will be added to the total number of New Shares which may be issued under the general mandate to issue New Shares.

The general mandates for the issue and repurchase of Shares to be considered by Shareholders in the special general meeting to be held on 3rd June, 2003 will be replaced by the new mandates to issue the New Shares and to repurchase the New Shares, if so approved by Shareholders at the SGM.

General

The Company will make an application to the Listing Committee of the Stock Exchange for granting the listing of and permission to deal in the New Shares.

A circular containing further information on the proposed Capital Reorganization and the notice convening the SGM will be dispatched to the Shareholders as soon as possible.

Terms used in this announcement

"Capital Reduction"	the proposal to reduce the nominal value of (i) the existing issued Shares from HK$0.01 each to HK$0.0004 each by cancellation of HK$0.0096 paid up capital for each issued Share; and (ii) all authorized but unissued Shares be reduced from HK$0.01 to HK$0.0004 each
"Capital Reorganization"	the proposed capital reorganization of the capital of the Company by way of the Capital Reduction, the Share Premium Reduction, the Share Consolidation and the Increase of Authorised Share Capital
"Circular"	the circular to be sent to Shareholders containing, among other things, further information on the Capital Reorganization together with the notice of the SGM detailing the relevant resolutions
"Companies Act"	the Companies Act 1981 of Bermuda (as amended)
"Company"	China Online (Bermuda) Limited, an exempted company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange
"Directors"	directors of the Company
"Effective Date"	the date upon which the Capital Reorganization becomes unconditional and effective, which is expected to be Tuesday, 15th July, 2003
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Increase of Authorised Share Capital"	the increase of the authorized share capital of the Company after the Capital Reduction and the Share Consolidation becoming unconditional and effective from HK$12,000,000 to HK$300,000,000 by the creation of 28,800,000,000 New Shares of HK$0.01 each
"New Share(s)"	ordinary share(s) of HK$0.01 each in the share capital of the Company upon completion of the Capital Reorganization
"Reduced Share(s)"	the share(s) of HK$0.0004 each in the capital of the Company immediately after the Capital Reduction
"SGM"	the special general meeting of the Company to be held on or about Monday, 14th July, 2003 to approve the Capital Reorganization
"Share(s)"	ordinary share(s) of HK$0.01 each in the share capital of the Company currently in issue
"Share Consolidation"	the proposal to consolidate all the Reduced Shares on the basis of 25 Reduced Shares into one New Share
"Shareholder(s)"	holder(s) of the Shares
"Share Premium Reduction"	the reduction of an amount of HK$375,997,408 standing to the credit of the share premium account of Company as at 31st December, 2002
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Warrant(s)"	warrant(s) of the Company entitling the holders thereof to subscribe in cash for new Shares at any time on or before 6th June, 2003 (or such earlier date as prescribed by the Warrant Instrument) at the initial subscription price of HK$0.30 per Share (subject to adjustment) from 7th June, 2000
"Warrant Instrument"	the instrument dated 15th May, 2000 executed by the Company constituting the Warrant(s)
"HK$"	Hong Kong dollars(s)

By Order of the Board of
China Online (Bermuda) Limited
Chong Sok Un
Chairman

Hong Kong, 29th May, 2003

China Online (Bermuda) Limited
中國網絡(百慕達)有限公司 *

(於百慕達註冊成立之有限公司)

建議股本重組

董事建議本公司透過削減股本、削減股份溢價、股份合併及增加法定股本之方式進行股本重組。董事亦建議更改本公司新股份在聯交所之完整買賣單位，由現時每手10,000股改為於股本重組生效後之每手4,000股新股份。

董事建議透過(i)註銷每股已發行股份之已繳足股本0.0096港元，將已發行股份之面值，由每股0.01港元削減至每股0.0004港元；及(ii)所有法定但未發行股份之面值由0.01港元削減至0.0004港元。

由於削減股本及根據現時已發行股份9,286,519,956股計算，因削減股本而產生約89,150,592港元之貸方進賬額，將用以抵銷本公司於二零零二年十二月三十一日之累計虧損。

董事亦建議削減為數375,997,408港元本公司於二零零二年十二月三十一日在股份溢價賬之貸方進賬額，及將該貸方進賬額用以抵銷本公司於二零零二年十二月三十一日之累計虧損。

緊隨削減股本後，董事將隨即進行股份合併，據此每二十五股每股面值0.0004港元之削減股份會合併為一股每股面值0.01港元之新股份。

由於削減股本，本公司之法定股本將由300,000,000港元減至12,000,000港元。董事建議，緊隨削減股本及股份合併成為無條件及生效後，透過增設28,800,000,000股每股面值0.01港元之新股份，將本公司之法定股本由12,000,000港元增加至300,000,000港元。

削減股本、股份合併及增加法定股本全部須待彼此達成後，方可作實。

認股權證將於二零零三年六月六日到期，因此，進行股本重組將不會導致調整認股權證之認購價。

一份載有(其中包括)有關建議股本重組之進一步資料之通函，將連同召開股東特別大會之通告，將盡快寄予股東。

建議股本重組

本公司之法定股本為300,000,000港元，分為30,000,000,000股每股面值0.01港元之股份。於本公佈刊登日期，有9,286,519,956股已發行及繳足股份。

股本重組將透過削減股本、削減股份溢價、股份合併及增加法定股本之方式進行，除削減股份溢價外，全部須待彼此達成後，方可作實。

削減股本

董事建議透過(i)註銷每股已發行股份之已繳足股本0.0096港元，將已發行股份之面值，由每股0.01港元削減至每股0.0004港元；及(ii)所有法定但未發行股份之面值由0.01港元削減至0.0004港元。按現時已發行股份9,286,519,956股之基準計算，因削減股本而產生約89,150,592港元之貸方進賬額將用以抵銷本公司於二零零二年十二月三十一日之累計虧損。

削減股份溢價

董事亦建議削減為數375,997,408港元本公司於二零零二年十二月三十一日在股份溢價賬之貸方進賬額，及將該貸方進賬額用以抵銷本公司於二零零二年十二月三十一日之累計虧損。

股份合併

緊隨削減股本後，董事將隨即進行股份合併，據此每二十五股每股面值0.0004港元之削減股份會合併為一股每股面值0.01港元之新股份。按現時已發行股份9,286,519,956股之基準計算，本公司之已發行股本在股份合併後將為3,714,608港元，分為371,460,798股新股份。

為減少因股份合併而衍生不足一手完整買賣單位之新股份所產生之任何不便，新鴻基投資服務有限公司(地址為香港中環金鐘道88號太古廣場第1座12樓)已同意於二零零三年七月十五日(星期二)起至二零零三年八月十九日(星期二)止期間(包括首尾兩天)內，於市場盡可能為不足一手完整買賣單位之新股份提供對盤服務。股東如欲利用此對盤服務出售彼等不足一手完整買賣單位之新股份或補足彼等不足一手完整買賣單位之新股份至每手4,000股新股份，請聯絡新鴻基投資服務有限公司之張秀蓮小姐(電話：2822 5432)。任何零碎新股份將彙集出售，而所得款項將撥歸本公司所有。

新股份彼此間在各方面均享有相同地位，而削減股本及股份合併將不會對股東之相對權益構成任何變動。

現有股票開始免費換領新股份股票 ...... 二零零三年七月十五日(星期二)上午九時三十分

買賣每手400股新股份之新股份臨時櫃檯啟用(以現有股票之形式) ...... 二零零三年七月十五日(星期二)上午九時三十分

指定經紀開始在市場上提供對盤服務 ...... 二零零三年七月十五日(星期二)上午九時三十分

買賣每手4,000股新股份之新股份原有櫃檯重新啟用(以新股份股票之形式) ...... 二零零三年七月二十九日(星期二)上午九時三十分

新股份並行買賣開始(以新股份股票及現有股票之形式) ...... 二零零三年七月二十九日(星期二)上午九時三十分

買賣每手400股新股份之新股份臨時櫃檯關閉(以現有股票之形式) ...... 二零零三年八月十九日(星期二)下午四時正

指定經紀停止在市場上提供對盤服務 ...... 二零零三年八月十九日(星期二)下午四時正

新股份並行買賣終止(以新股份股票及現有股票之形式) ...... 二零零三年八月十九日(星期二)下午四時正

現有股票免費換領新股份股票終止 ...... 二零零三年八月二十五日(星期一)下午四時正

並無對認股權證作出調整

認股權證將於二零零三年六月六日到期，因此，進行股本重組將不會導致調整認股權證之認購價。

重續發行新股份及購回新股份之一般性授權

董事亦建議，緊隨削減股本及股份合併成為無條件及生效後，透過增設28,800,000,000股每股面值0.01港元之新股份，將本公司之法定股本由12,000,000港元增加至300,000,000港元。於削減股本及股份合併成為無條件及生效並增加法定股本後，按已發行新股份371,460,798股之基準計算，本公司之法定股本將為300,000,000港元，分為30,000,000,000股每股面值0.01港元之新股份，而本公司之已發行股本將為3,714,608港元，分為371,460,798股每股面值0.01港元之繳足新股份。董事確認目前無意於股本重組完成後，從本公司之法定股本發行任何新股份。

董事亦建議更改本公司新股份在聯交所之完整買賣單位，由現時每手10,000股改為於股本重組生效後之每手4,000股新股份。

股本重組之影響

除支付法律及行政費用外，股本重組將不會改變本公司之構成資產、業務運作、管理或財務狀況，或股東之比例權益。董事認為，股本重組將不會對本集團整體之財務狀況構成任何不利影響。

股本重組之影響茲概述如下：

按現時已發行股份9,286,519,956股之基準計算

	股本重組前	削減股本後	於削減股本、股份合併及增加法定股本後
每股股份面值	0.01港元	0.0004港元	0.01港元
法定股份數目	30,000,000,000股	30,000,000,000股	30,000,000,000股
法定股本	300,000,000港元	12,000,000港元	300,000,000港元
已發行股份數目	9,286,519,956股	9,286,519,956股	371,460,798股
已發行及繳足股本	92,865,200港元	3,714,608港元	3,714,608港元

股本重組之條件

股本重組在達成下列(其中包括但不限於)條件後，方可作實：

1. 股東在股東特別大會上通過普通決議案，以批准股份合併及增加法定股本，並通過特別決議案，以批准削減股本及削減股份溢價；
2. 符合公司法第46條；及
3. 聯交所上市委員會批准新股份之上市及買賣；

股本重組將在上述各項條件悉數達成之時(預期為二零零三年七月十五日(星期二)或該日前後)生效。

進行股本重組之原因

於二零零二年十二月三十一日，本公司之累計虧損約為465,890,000港元。董事認為，本公司短期內將不可能透過其業務而產生充裕之溢利以抵銷其累計虧損，而本公司亦不適宜在仍然有累計虧損之情況下派付股息。因此，董事建議運用本公司來自削減股本及削減股份溢價之貸方進賬款額，以抵銷該等累計虧損，而就此，本公司將有望提早向股東宣派股息，而不需等待獲得溢利以抵銷該等累計虧損後始作出。於股本重組完成後，本公司累計虧損將減少至約742,000港元。

董事認為，股本重組乃符合本公司及股東之整體利益。

免費換領新股份股票及並行買賣安排

待削減股本及股份合併生效後(預期為二零零三年七月十五日(星期二)或該日前後)，股東可於二零零三年七月十五日(星期二)當日或該日以後直至二零零三年八月二十五日(星期一)止，將現有股份之股票送交本公司之股份過戶登記處香港分處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，以換領已發行新股份之股票，費用將由本公司支付。此後，股東須就印發每張新股份股票支付費用2.50港元(或聯交所不時容許之較高金額)，方獲接納以現有股份之股票換領新股份股票。於上述之規定下，現有股份之股票將仍然為有效合法憑證，並可隨時換領新股份股票。

新股份將以每手4,000股買賣。待削減股本及股份合併之條件悉數達成後，預期新股份可於生效日期起買賣，而建議之股份買賣安排如下：

預期時間表

交回股東特別大會之
代表委任表格之最後期限 .... 二零零三年七月十二日(星期六)上午九時正

預計股東特別大會之舉行日期 .... 二零零三年七月十四日(星期一)上午九時正

買賣每手10,000股股份之現有
股份原有櫃檯暫時關閉 .... 二零零三年七月十五日(星期二)上午九時三十分

股本重組之生效日期 .... 二零零三年七月十五日

效日期已發行股本總面值10%之新股份。

本公司亦將在股東特別大會上提呈另一項決議案，待通過授出購回任何新股份之一般性授權後，本公司購回之新股份將納入根據一般性授權發行新股份而可予發行之新股份總額。

倘獲股東在股東特別大會上通過，於二零零三年六月三日舉行之股東特別大會上動議股東考慮，發行及購回股份之一般性授權，將由發行新股份及購回新股份之新的一般性授權所取代。

一般事項

本公司將向聯交所上市委員會申請批准本公司之新股份上市及買賣。

一份載有包括有關建議股本重組之進一步資料之通函，及召開股東特別大會之通告，將盡快寄予股東。

本公佈所用之詞彙

「削減股本」	指	透過(i)註銷每股已發行股份之已繳足股本0.0096港元，將現有已發行股份之面值，由每股0.01港元削減至每股0.0004港元；及(ii)將所有法定但未發行之股份之面值，由每股0.01港元削減至每股0.0004港元之建議
「股本重組」	指	透過削減股本、削減股份溢價、股份合併及增加法定股本之方式將本公司之股本作股本重組之建議
「通函」	指	一份將寄發予股東之通函，載有(其中包括)股本重組之進一步資料，並連同載列有關決議案之股東特別大會通告
「公司法」	指	百慕達一九八一年公司法(經修訂)
「本公司」	指	China Online (Bermuda) Limited中國網絡(百慕達)有限公司*，於百慕達註冊成立之獲豁免有限公司，其股份於聯交所上市
「董事」	指	本公司董事
「生效日期」	指	待股本重組成為無條件及生效之日期，預期為二零零三年七月十五日(星期二)
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「增加法定股本」	指	於股本削減及股份合併成為無條件及生效後，透過增設28,800,000,000股每股面值0.01港元之新股份，將本公司之法定股本由12,000,000港元增加至300,000,000港元
「新股份」	指	待股本重組完成後，本公司股本中每股面值0.01港元之普通股
「削減股份」	指	緊隨削減股本後本公司股本中每股面值0.0004港元之股份
「股東特別大會」	指	本公司即將於二零零三年七月十四日(星期一)或該日前後就批准股本重組而舉行之股東特別大會
「股份」	指	本公司股本中每股面值0.01港元之現時已發行普通股
「股份合併」	指	以二十五股削減股份合併為一股新股份之基準合併所有削減股份之建議
「股東」	指	股份持有人
「削減股份溢價」	指	削減為數375,997,408港元本公司於二零零二年十二月三十一日於股份溢價賬之貸方進賬額
「聯交所」	指	香港聯合交易所有限公司
「認股權證」	指	本公司之認股權證，由二零零零年六月七日起賦予持有人權利，於二零零三年六月六日(或認股權證票據訂明之較早日期)或之前任何時間按之初步認購價每股股份0.30港元(可予調整)，以現金認購新股份
「認股權證票據」	指	本公司簽立日期為二零零零年五月十五日構成認股權證之票據
「港元」	指	香港幣值

承董事會命
中國網絡(百慕達)有限公司
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